NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING

AND

MANAGEMENT INFORMATION CIRCULAR

August 27, 2026

Annual General and Special Meeting of Shareholders

To be held on

Thursday, October 8, 2026

Unit 1165, 555 Burrard Street

Vancouver, British Columbia, Canada V7X 1M5

MESSAGE FROM OUR CEO

Dear Valued Shareholders,

Looking back on the past year, I am proud of the Company's strength, commitment and resilience. We have advanced Panuco from a discovery-stage project into a project supported by a Feasibility Study, a strengthened balance sheet and a path towards a production decision silver producers and have been assembling the team, balance sheet and district-scale platform support that objective. In this letter, I am excited to share more about the progress that has brought us to this point, as well as my outlook for what's to come. This progress must also be understood in the context of a year of profound tragedy for our colleagues, their families and the Concordia community. I am deeply grateful for the support of all stakeholders through this difficult time and for the way our team has responded in the face of extraordinarily difficult circumstances to support those affected and one another while carrying forward our work with care, dedication and a strong sense of responsibility.

From Discovery to Feasibility

The Panuco silver project reached a major milestone last year. In November 2025, we announced the results of our independent Feasibility Study, which outlined Panuco as a high-margin, low-capital-intensity underground precious metals project, supported by an after-tax NPV (5%) of US$1.8 billion, an IRR of 111% and a payback period of seven months. Alongside the Feasibility Study, we established our maiden Proven and Probable Mineral Reserve of 12.8 million tonnes at 416 g/t silver equivalent (AgEq), supporting an initial 9.4-year mine life in the Feasibility Study mine plan. This milestone was the product of years of disciplined exploration, including approximately 413,200 metres drilled across the district since inception. I am grateful for our technical team and their tenacity and dedication to get us to this point.

Financing the Build

In November 2025, we closed an offering of US$300 million in convertible senior notes, and in May 2026 we secured a US$10 million working capital facility with FIFOMI, Mexico's government-backed mining finance institution. Proceeds from equity financings completed in 2025, Vizsla ended the 2026 fiscal year with US$427.3 million in cash and cash equivalents, a balance sheet that enhances our ability to advance Panuco with reduced near-term reliance on capital markets.

Assembling the Team to Build a Mine

Advancing a project from feasibility toward potential construction calls for a different team than finding one, and over the past several months we have added experienced leaders with the skills and perspective needed to guide Panuco through its next phase of development.

We recently welcomed Luis Lázaro as President, Mexico, bringing 30 years of leadership experience across multinational and Mexican companies, most recently as CEO of Citrofrut, to lead our in-country operations through permitting, construction and potential production. Dave D'Antonio also joined our team as Senior Vice President, Technical Services. Dave brings more than 18 years of experience building and leading technical teams at large-scale underground operations, including at K92 Mining's Kainantu Mine and Oceana Gold's Didipio Mine. We appointed Diego Gómez Olmos as Vice President, Government Relations, bringing firsthand leadership experience within key Mexican federal agencies relevant to our sector, including as General Director of FIFOMI and Acting General Director of Mines at the Secretaría de Economía. And on the exploration side, Guillermo Hernandez joined as Vice President, Exploration, bringing 20 years of Latin American exploration experience, including his role in supporting significant resource growth at Lundin Gold's Fruta del Norte mine.

Alongside these additions to our team, we also engaged key project partners, including M3 Engineering & Technology Corp. for Engineering, Procurement and Construction Management, Mining Plus for Mine Design and Execution Support, and FLSmidth for the major process plant equipment package. Together, the team and partners we have assembled give us the depth of expertise needed to advance Panuco toward a potential construction decision and, if made, toward operation.

A Difficult Chapter and Our Response

The tragic events at our site in January and the devastating loss that followed remain deeply painful for the families of our colleagues and friends, for the community of Concordia and for all of us at Vizsla Silver.

In the months since, our focus has been on supporting and standing by the families and community affected. We are providing meaningful, direct assistance to the families of those impacted and we continue to listen and respond to the needs of the Concordia community as they evolve. We are also establishing the Vizsla Foundation, a dedicated initiative intended to support individuals and families affected by violence, poverty and social hardship in the communities where we operate. The Foundation is a component of our long-term commitment to the families and communities we serve, and we look forward to sharing more on the vision and mission as it takes shape.

These events have reinforced our commitment to advance the Panuco district responsibly and for the long term, and to remain a true and lasting partner to the community of Concordia. Increasing our positive impact in the community is something I am personally committed to and something we will continue to build upon as the Company grows.

Returning to Site

Since pausing our on-site operations in February, we have been working closely with the local government and third-party security companies on a plan to return to site with multiple layers of advanced security measures. Vizsla Silver is committed to protecting the safety and security of our people, and we will only return when we are confident that our enhanced protocols have been thoroughly implemented and tested. Subject to security conditions and the successful implementation of these measures, we currently anticipate returning to site by the end of 2026.

Strengthening Our Position in the District

Beyond Panuco, we continued to build out our land position along the highly prospective Panuco-San Dimas corridor by acquiring 10 claims comprising 2,378 hectares. We also advanced early-stage work at Santa Fe, La Garra and San Enrique, each of which we believe holds long-term exploration potential for the Company and reinforces our confidence in the broader exploration potential of the district.

Looking Ahead

As we look to the year ahead, our focus is on advancing the work required to support a construction decision for the Panuco project, including detailed engineering, completion of permitting, underground drilling, geophysical studies and optimization work. We are planning for approximately 58,000 metres of diamond drilling across the Panuco district and 9,000 metres at Santa Fe, planned underground development at Copala subject to site access and safety conditions and ongoing work to responsibly manage the safety and security of our people and our host community. With this work underway, we continue to target first silver production in the second half of 2027, subject to a construction decision, permitting, financing, site access and other conditions.

To our employees and contractors, thank you for your resilience and your dedication through what has been a transformative, and at times difficult, year. To the community of Concordia, thank you for your continued partnership and support. And to our shareholders, thank you for the confidence you have placed in Vizsla Silver as we work to advance Panuco toward a potential construction decision and future production.

Sincerely,

"Michael Konnert"

Michael Konnert

President & Chief Executive Officer

This letter contains forward-looking statements, including statements regarding the Company's plans, timelines, permitting, development activities, return to site, drilling programs, construction decision and targeted first production. Forward-looking statements are based on current expectations and assumptions and are subject to risks and uncertainties that may cause actual results to differ materially. Readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to update forward-looking statements except as required by law.

APPROVAL OF BOARD	47

APPENDIX A - SHAREHOLDER RIGHTS PLAN
APPENDIX B - NOTICE OF CHANGE OF AUDITOR

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General and Special Meeting (the "Meeting") of holders (the "Shareholders") of common shares (the "Common Shares") of Vizsla Silver Corp. ("Vizsla Silver" or the "Company") will be held at Unit 1165, 555 Burrard Street, Vancouver, British Columbia, Canada V7X 1M5, on Thursday October 8, 2026, at 9:00 a.m. (Vancouver time), for the following purposes:

1. To receive the consolidated audited financial statements of the Company for the year ended April 30, 2026, together with the auditors' report thereon;

2. To set the number of directors at seven;

3. To elect directors of the Company for the ensuing year;

4. To appoint Deloitte LLP, Chartered Accountants as auditors of the Company until the Company's next annual meeting, and to authorize the directors to fix their remuneration;

5. To consider and, if thought advisable, to pass an ordinary resolution approving the Continuation and the amendment and restatement of the Company's Shareholder Rights Plan; and

6. To transact such other business as many properly come before the Meeting or any adjournment thereof.

Accompanying this Notice of Meeting is a Management Information Circular (the "Information Circular"), which provides additional information relating to the business to be conducted at the Meeting, a form of proxy (the "Proxy") or voting instruction form (the "VIF"), and a form whereby Shareholders may request that the Company's annual and/or interim financial statements and corresponding management's discussion and analysis be mailed to them. The board of directors of the Company has fixed a record date as of the close of business on August 24, 2026, for the purpose of determining the Shareholders of record that will be entitled to receive notice of and to vote at the Meeting or any adjournment or postponement thereof. The Information Circular and the appendices thereto are deemed to form part of this Notice of Meeting.

NOTICE AND ACCESS

The Company is using the notice-and-access provisions ("Notice and Access") under the Canadian Securities Administrators' National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer for the delivery of the Information Circular for the Meeting to its Shareholders.

Under Notice and Access, instead of receiving paper copies of the Information Circular, Shareholders will be receiving a Notice and Access notification with information on how they may obtain a copy of the Information Circular electronically or request a paper copy. Registered Shareholders will still receive a Proxy enabling them to vote at the Meeting. The use of Notice and Access in connection with the Meeting reduces paper use, as well as the Company's printing and mailing costs. The Company will arrange to mail paper copies of the Information Circular to those registered Shareholders who have existing instructions on their account to receive paper copies of the Company's Meeting materials.

**Shareholders are reminded to review the Information Circular prior to voting**

ACCESING MEETING MATERIALS ONLINE

The Meeting materials can be viewed online under the Company's profile at SEDAR+ and also at https://vizslasilvercorp.com/investors/meetings/ .

HOW TO OBTAIN PAPER COPIES OF THE MEETING MATERIALS

Shareholders may request that paper copies of the Meeting materials be sent to them by postal delivery at no cost to them. Requests for paper copies of the Meeting materials should be received by the Company no later than September 15, 2026, to ensure timely receipt. Shareholders who wish to receive paper copies of the Meeting materials may request copies by emailing the Company at info@vizslasilver.ca.

VOTING

PLEASE NOTE - YOU CANNOT VOTE BY RETURNING THIS NOTICE.  To vote your securities you must vote by mail, email or online before October 6, 2026, at 9:00 a.m. Pacific Time. Please see the Proxy form for information needed to vote by fax, mail, telephone or online. Shareholders with questions about the notice-and-access provisions may contact the Company by email at info@vizslasilvercorp.ca or at 1-604-364-2215.

Registered Shareholders who wish to ensure their securities will be voted at the Meeting are requested to vote online, or to date, complete, and sign the enclosed form of Proxy and deliver it in accordance with the instructions set out in the form of Proxy and in the Information Circular. To be effective, proxies must be received before 9:00 a.m. (Pacific Time) on October 6, 2026, or if the Meeting is adjourned or postponed, at least 48 business hours (where "business hours" means hours on days other than a Saturday, Sunday or any other holiday in British Columbia or Ontario) before the time on the date to which the Meeting is adjourned or postponed.

If Common Shares are held in a brokerage account, then in almost all cases those securities will not be registered in the Shareholder's name on the records of the Company. Shareholders who do not hold Common Shares in their own name must follow the instructions set out in the VIF or the form of Proxy provided to the beneficial Shareholder by its intermediary, and in the Information Circular to ensure their Common Shares will be voted at the Meeting.

To be effective, the enclosed Proxy form must be returned to the Company's transfer agent, Odyssey Trust Company., ("Odyssey"):

Internet: Go to https://login.odysseytrust.com/pxlogin and follow the instructions.

Email: proxy@odysseytrust.com

Mail: Complete the form of proxy or any other proper form of proxy, sign it and mail it to:

Odyssey Trust Company

Suite 1100, 67 Yonge St.

Toronto, Ontario M5E 1J8

Attn: Proxy Department

Beneficial Shareholders are asked to return their VIF using the following methods at least one business day in advance of the proxy deposit date noted on your VIF. For most beneficial shareholders, voting will be facilitated by Broadridge Investor Communications Corporation ("Broadridge"). Beneficial Shareholders can submit their vote with Broadridge through the below methods:

Internet: Go to http://proxyvote.com and vote using the 16-digit control number on the enclosed voting information form ("VIF").

Phone: Call the toll-free number on the enclosed VIF and vote using the 16-digit control number.

Mail: Complete the voting instruction form, sign it and mail it in the envelope provided.

All instructions are listed on the enclosed form of Proxy. Your Proxy or VIF must be received in each case no later than 9:00 a.m. (Pacific Time) on October 6, 2026, or, if the Meeting is adjourned, at least 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of British Columbia or Ontario) before the beginning of any adjournment to the Meeting.

If you are a non-registered beneficial Shareholder, a VIF instead of a form of Proxy, may be enclosed. You must follow the instructions provided by your intermediary in order to vote your Common Shares.

Please take some time to read the Information Circular before you vote your Common Shares. Shareholders who have questions or need assistance in voting may contact Laurel Hill Advisory Group by telephone at 1-877-452-7184 (North American Toll Free) or 1-416-304-0211 (Outside North America), or by email at assistance@laurelhill.com.

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DATED at Vancouver, British Columbia, on August 27, 2026.

BY ORDER OF THE BOARD OF DIRECTORS

"Michael Konnert"

Michael Konnert
President, Chief Executive Officer and Director

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MANAGEMENT INFORMATION CIRCULAR

GLOSSARY OF TERMS

Unless the context otherwise requires, the following terms shall have the following respective meanings when used in this Circular.  Any capitalized but undefined terms shall have the meanings ascribed to them in the respective documents to which they refer.

"Award"	means any right granted under the Equity Plan.
"Board"	means the board of directors of the Company.
"Business day"	means a day that is not a Saturday, Sunday or statutory holiday in Vancouver, British Columbia.
"CEO"	means Chief Executive Officer.
"CFO"	means Chief Financial Officer.
"Committee"	means a standing committee of the Board.
"Common Share" or "Share"	means a common share in the capital of the Company.
"Company" or "Vizsla Silver"	means Vizsla Silver Corp., a company organized under the laws of British Columbia.
"COO"	means the Chief Operating Officer.
"Information Circular"	means, collectively, the Notice of Meeting and this information circular sent to Shareholders in connection with the Meeting.
"Insider"	means a "reporting insider" of the Company as defined in National Instrument 55-104 - Insider Reporting Requirements and Exemptions and the Toronto Stock Exchange Company Manual in respect of the rules governing security-based compensation arrangements, as amended from time to time.
"Meeting"	means the annual general and special meeting of Shareholders to be held on October 8, 2026, and any adjournment(s) thereof.
"NEO"	means Named Executive Officer
"NI 52-110"	means National Instrument 52-110 Audit Committees.
"Notice of Meeting"	means the notice of meeting forming part of this Information Circular to be mailed to Shareholders in connection with the Meeting.
"NYSE"	means the New York Stock Exchange.
"OTCQB"	means OTC Markets
"Shareholder"	means a holder of Shares.
"TSX"	means the Toronto Stock Exchange.
"TSXV"	means the TSX Venture Exchange.

ATTENDING AND PARTICIPATING AT THE MEETING

This management information circular ("Information Circular") is furnished in connection with the solicitation of proxies by or on behalf of the management of the Company ("Management") for use at the annual general and special meeting of shareholders (the "Shareholders") of the Company (the "Meeting") to be held in person on Thursday, October 8, 2026 at 9:00 a.m. (Pacific Time) and at any adjournment(s) or postponement(s) thereof for the purposes set forth in the Notice of Meeting.

The Meeting will be held at Unit 1165, 555 Burrard Street, Vancouver, British Columbia.

NOTICE REGARDING INFORMATION

Information in this Information Circular is given as of August 24, 2026 (the "Record Date") unless otherwise indicated and except for information contained in the documents incorporated herein by reference, which is given as at the respective dates stated therein.

No person is authorized to give any information or make any representation not contained in this Information Circular and, if given or made, such information or representation should not be relied upon as having been authorized.

GENERAL INFORMATION CONCERNING THE MEETING AND VOTING

Solicitation of Proxies

This Information Circular is provided in connection with the solicitation by Management of the Company of proxies to be used at the Meeting. The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers, and regular employees of the Company. The Company has engaged Laurel Hill Advisory Group ("Laurel Hill") to provide Shareholder communication advisory and proxy solicitation services and will pay a fee of $36,500 and certain out-of-pocket expenses for such services. The Company will bear all costs of this solicitation and any additional solicitations. Shareholders who have questions or need assistance with voting their Vizsla Silver Shares should contact Laurel Hill by telephone at 1-877-452-7184 (North American Toll Free) or 1-416-304-0211 (Outside North America), by texting "INFO" to either number, or by email at assistance@laurelhill.com.

Appointment of Proxyholder

The individuals named in the accompanying form of Proxy are officers and/or directors of Vizsla Silver. If you are a Shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than either of the persons designated in the form of proxy accompanying this Information Circular, who need not be a Shareholder, to attend and act for you and on your behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the form of proxy accompanying this Information Circular or by completing and delivering another suitable form of proxy.

Voting by Proxyholder

The persons named in the form of proxy accompanying this Information Circular will vote or withhold Common Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. In the absence of any instructions to the contrary, the Common Shares represented by proxies received by Management will be voted FOR the approval of the resolutions described herein, among other things.

The Proxy confers discretionary authority on the persons named therein with respect to:

(a) each matter or group of matters identified therein for which a choice is not specified;

(b) any amendment to or variation of any matter identified therein; and

(c) any other matter that properly comes before the Meeting or any adjournments thereof.

At the date of this Information Circular, Management of the Company knows of no such amendments, variations, or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting. If any other matters do properly come before the Meeting, it is intended that the person appointed as proxy will vote on such other business in such manner as that person then considers to be proper.

Shareholders who have questions or need assistance with voting their Vizsla Silver Shares should contact Laurel Hill by telephone at 1-877-452-7184 (North American Toll-Free) or 1-416-304-0211 (Outside North America), by texting "INFO" to either number, or by email at assistance@laurelhill.com.

Registered Shareholders

Registered Shareholders electing to submit a proxy may do so by phone or internet provided on the proxy or by completing, dating and signing the enclosed form of Proxy and returning it to the Company's transfer agent, Odyssey Trust Company, by internet, mail or hand delivery to Suite 1100, 67 Yonge Street, Toronto, Ontario M5E 1J8, in all cases ensuring that the form of Proxy is received before 9:00 a.m. (Pacific Time) on October 6, 2026 or if the Meeting is adjourned or postponed, at least 48 business hours (where "business hours" means hours on days other than a Saturday, Sunday or any other holiday in British Columbia or Ontario) before the time on the date to which the Meeting is adjourned or postponed. The time limit for proxies may be waived or extended by the chair of the Meeting, with or without notice, and under no obligation to accept any particular late vote.

Beneficial Shareholders

The following information is of significant importance to Shareholders who do not hold Common Shares in their own name.

Shareholders who hold their Common Shares through their brokers, intermediaries, trustees or other persons, or who otherwise do not hold their Common Shares in their own name (referred to herein as "Beneficial Shareholders") should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by registered Shareholders (those whose names appear on the records of the Company as the registered Shareholders) or as set out in the following disclosure.

If Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Common Shares will not be registered in the Shareholder's name on the records of Vizsla Silver.  Such Common Shares will more likely be registered under the names of intermediaries. In the United States, the vast majority of such Common Shares are registered under the name of Cede & Co. as nominee for The Depositary Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities Limited, which acts as nominee for many Canadian brokerage firms).

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of meetings of shareholders. Every intermediary has its own mailing procedures and provides its own return instructions to clients.

There are two kinds of Beneficial Shareholders - those who object to their name being made known to the issuers of securities which they own (called "OBOs" for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called "NOBOs" for Non-Objecting Beneficial Owners).

Non-Objecting Beneficial Owners

The Company has distributed copies of the Notice of Meeting, Information Circular and VIF to intermediaries for distribution to NOBOs.  Unless you have waived your right to receive the Notice of Meeting, Information Circular and VIF, intermediaries are required to deliver them to you as a NOBO of the Company and to seek your instructions on how to vote your Common Shares.

The Company may utilize Broadridge's QuickVote™ system to assist Shareholders with voting their Common Shares. Certain NOBOs may be contacted by Laurel Hill, which is soliciting proxies on behalf of Management of the Company, to conveniently obtain a vote directly over the phone.

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Objecting Beneficial Owners

The Company's OBOs can expect to be contacted by Broadridge or their brokers or their broker's agents.  The Company will assume the costs associated with the delivery of the Notice of Meeting, Information Circular and VIF, as set out above, to OBOs by intermediaries.

	Registered Shareholders	Beneficial Shareholders
	Vizsla Silver Common Shares held in own name and represented by a physical certificate or DRS.	Vizsla Silver Common Shares held with a broker, bank or other intermediary.
Internet	https://login.odysseytrust.com/pxlogin	http://proxyvote.com
Mail	Odyssey Trust Suite 1100, 67 Yonge Street Toronto, ON M5E 1J8 Attention: Proxy Department	Return the voting instruction form in the enclosed envelope.

Shareholders who have questions or need assistance with voting their Vizsla Silver Shares should contact Laurel Hill by telephone at 1-877-452-7184 (North American Toll-Free) or 1-416-304-0211 (Outside North America), by texting "INFO" to either number, or by email at assistance@laurelhill.com.

Notice to Securityholders in the United States

The solicitation of proxies involves securities of an issuer located in Canada and are being affected in accordance with the corporate laws of the Province of British Columbia, Canada, and securities laws of the provinces of Canada. The proxy solicitation rules under the U.S. Exchange Act are not applicable to Vizsla Silver or this solicitation, and this solicitation has been prepared in accordance with the disclosure requirements of the securities laws of the provinces of Canada. Shareholders should be aware that disclosure requirements under the securities laws of the provinces of Canada differ from the disclosure requirements under United States securities laws.

The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that Vizsla Silver is existing under the Business Corporations Act, British Columbia, certain of its directors and its executive officers are residents of Canada and a substantial portion of its assets and the assets of such persons are located outside the United States. Shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign company and its officers and directors to subject themselves to a judgment by a United States court.

Revocation of Proxy

In addition to revocation in any other manner permitted by law, a registered Shareholder who has given a proxy may revoke it by executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered Shareholder or the authorized attorney thereof in writing, or, if the registered Shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to Odyssey Trust Company at Suite 1100, 67 Yonge Street, Toronto, Ontario M5E 1J8 at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

NOTICE-AND-ACCESS

National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer and National Instrument 51-102 - Continuous Disclosure Obligations allow for the use of the notice-and-access system for the delivery to Shareholders of certain materials, including notice of meeting, management information circular, annual financial statements and management's discussion and analysis (collectively, the "Meeting Materials") by reporting issuers.

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Under the notice and access system, reporting issuers are permitted to deliver the Meeting Materials by posting them on SEDAR+ at www.sedarplus.ca as well as a website other than SEDAR+ and sending a notice package to Shareholders that includes: (i) the relevant form of proxy or voting instruction form; (ii) basic information about the meeting and the matters to be voted on; (iii) instructions on how to obtain a paper copy of the Meeting Materials; and (iv) a plain language explanation of how the notice-and-access system operates and how the Meeting Materials can be accessed online.

As described in the Notice-and-Access Notification to be mailed to the Shareholders of the Company on or about September 8, 2026, the Company has elected to deliver its Meeting Materials to Beneficial Shareholders using the notice-and-access system. These Beneficial Shareholders will receive a notice-and-access notification which will contain the prescribed information. Registered Shareholders and those Beneficial Holders with existing instructions on their account to receive printed materials will receive a printed copy of the Meeting Materials with the notice package.

The Company intends to pay for proximate intermediaries to deliver Meeting Materials and Form 54-101F7 (the request for voting instructions) to "objecting beneficial owners", in accordance with National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer.

VOTING SECURITIES AND PRINCIPAL SHAREHOLDERS OF VOTING SECURITIES

The authorized share capital of the Company is an unlimited amount of Common Shares.  As of the Record Date, the outstanding shares of the Company are 355,056,872 Common Shares.

Shareholders registered as of August 24, 2026, are entitled to attend and vote at the Meeting.  Shareholders who wish to be represented by proxy at the Meeting must, to entitle the person appointed by the Proxy to attend and vote, deliver their Proxies at the place and within the time set forth in the notes to the Proxy.

To the knowledge of the directors and senior officers of the Company, as at the date of this Information Circular, no persons beneficially own, or controls or directs, directly or indirectly, more than 10% of the outstanding Common Shares.

FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the year ended April 30, 2026, together with the auditor's report thereon and Management's discussion and Analysis, will be presented to the Shareholders at the Meeting.

SETTING THE NUMBER OF DIRECTORS

Shareholders of Vizsla Silver will be asked to consider and, if thought appropriate, to approve and adopt an ordinary resolution setting the number of directors at seven (7).

ELECTION OF DIRECTORS

A Shareholder can vote for all the above nominees, vote for some of the below nominees and withhold for other of the below nominees or withhold for all of the below nominees.  Unless otherwise instructed, the named proxyholders will vote FOR the election of each of the proposed nominees set forth below as directors of Vizsla Silver.

The directors of Vizsla Silver are elected annually and hold office until the next annual general meeting of the Shareholders or until their successors are elected or appointed.  Management of Vizsla Silver proposes to nominate the persons listed below for election as directors of Vizsla Silver to serve until their successors are elected or appointed.    Management does not contemplate that any of the nominees will be unable to serve as a director.

The following tables set forth profiles of the seven (7) individuals who are nominated by Management for election as directors, including the positions and offices with Vizsla Silver now held by each nominee, the business experience over the last five years of each nominee, the period during which each nominee has served as a director, and the number of securities of Vizsla Silver (including Common Shares,  options to purchase Common Shares ("Stock Options"), restricted share units ("RSUs"), performance restricted share units ("PRSUs") and deferred share units ("DSUs")), beneficially owned, or controlled or directed, directly or indirectly, by each nominee as at the date of this Information Circular.  The information as to securities beneficially owned, or controlled or directed, directly or indirectly, by each nominee has been furnished by the respective proposed nominees.

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The Board has determined that five of the seven individuals nominated for election as a director at the Meeting are independent.  The non-independent nominees are Michael Konnert who is President and Chief Executive Officer of the Company and Simon Cmrlec, who is Chief Operating Officer for the Company.

All of the current members of the Compensation Committee, the Audit and Risk Committee (the "Audit Committee), and the Corporate Governance & Nominating Committee are independent directors.  For more information on the Company's independence standards and assessments, see the section of this Information Circular entitled "Corporate Governance Disclosure".  For information on compensation paid to non-management directors, see the section of this Information Circular entitled "Statement of Executive Compensation".  In addition, a description of the role of the Board is included in the section of this Information Circular entitled "Corporate Governance Disclosure - Mandate of the Board".

CRAIG PARRY
Director Since: December 18, 2018 Independent Residence: British Columbia, Canada Age: 53	Through the course of his career, Mr. Parry has been a founder, director, CEO, senior executive and geologist working across a broad range of commodities with several companies. He is currently the Lead Independent Director of Skeena Resources Ltd (Director since December 15, 2016). He is the Executive Chairman and CEO of Vizsla Copper Corp. (since September 1, 2021). He is a founder and Chairman of Vizsla Silver (since December 18, 2018). He was a founder, CEO and/or director of IsoEnergy Ltd (TSXV: ISO), NexGen Energy Ltd (NYSE: NXE), EMR Capital, Tigers Realm Coal (ASX: TIG), Valkea Resources Corp. (TSXV: OZ), Tigers Realm Minerals, and G-Resources Group. He worked for Rio Tinto from 2000 to 2008.

Mr. Parry has led teams and been involved in a number of exceptional discoveries and resource projects including Vizsla Silver's discovery of new veins at the Panuco Project, IsoEnergy's Hurricane uranium deposit, NexGen's Arrow uranium deposit and Tigers Realm Coal's Amaam and Amaam North coking coal deposits.

	Mr. Parry graduated from the University of New South Wales and holds a Bachelor of Science (Applied Geology) with First Class Honours and the University Medal. He is a member of the AusIMM.
Board Committee Membership	Securities beneficially owned, or controlled or directed, directly or indirectly
	Security	Number
Compensation Committee	Common Shares	4,987,097
Technical Committee	Stock Options	1,400,000
	RSUs	-
	PRSUs	-
	DSUs	350,000

7

MICHAEL KONNERT
Director Since: September 26, 2017 Non-Independent Residence: British Columbia, Canada Age: 38	Mr. Konnert is a mining entrepreneur with deep expertise in deal-making, financing, team leadership and strategic corporate development. As the Founder, President, CEO and Director of Vizsla Silver Corp. (TSX: VZLA and NYSE:VZLA), he has successfully led the company in consolidating one of Mexico's highest-grade silver and gold districts, positioning it to develop one of the world's largest single-asset silver producers. Mr. Konnert founded and led Vizsla Royalties Corp. (TSX-V: VROY), a leading single-asset royalty company, as Executive Chairman. He is also co-founder and Managing Partner of Inventa Capital Corp., a natural resource incubator company dedicated to acquiring and developing assets in the natural resource sector. Since its founding in 2017, Inventa has raised over C$1.2Bn in capital, focusing on discovering emerging opportunities in the industry. He also serves as an Advisor for Vizsla Copper Corp. (TSX-V: VCU). Mr. Konnert's career is marked by his strategic vision, commitment to sustainable development, and innovative approach to the mining industry.
Board Committee Membership	Securities beneficially owned, or controlled or directed, directly or indirectly
	Security	Number
None	Common Shares	2,731,858
	Stock Options	4,450,000
	RSUs	733,334
	PRSUs	300,000
	DSUs	-

SIMON CMRLEC
Director Since: February 21, 2019 Non - Independent Residence: British Columbia, Canada Age: 53	Mr. Cmrlec is a highly experienced senior engineer with over 30-years of industry experience who has been a director of the Company since its formation and has most recently held the position of Chief Operating Officer of Ausenco, a global mining engineering and consulting firm. He has extensive experience in building mining projects around the world and across a number of different commodities and has been tasked with advancing Vizsla Silver's world-class Panuco silver-gold Project towards production, with the goal of becoming one of the world's largest single-asset silver producers. He became a Director of Vizsla Silver Corp. (TSX: VZLA and NYSE: VZLA) in 2019 before joining the company as Chief Operating Officer in 2024. He is a director of Vizsla Royalties Corp. (TSX-V: VROY) and Vizsla Copper Corp. (TSX-V: VCU).
	Mr. Cmrlec attended the Gartrell School of Mining and graduated with a B.Eng (Hons) in Metallurgical Engineering in 1994.
Board Committee Membership	Securities beneficially owned, or controlled or directed, directly or indirectly
	Security	Number
Environ. and Social Res. Committee (Chair)	Common Shares	1,426,830
	Stock Options	1,875,000
	RSUs	569,340
	PRSUs	75,000
	DSUs	-

8

HARRY POKRANDT
Director Since: November 23, 2021 Independent Residence: British Columbia, Canada Age: 66	Mr. Pokrandt is a Capital Markets Executive with 30+ years' experience in mining and technology.

Mr. Pokrandt is currently a director for Vizsla Silver and is a currently Chairman of Spectrum Energy and a Director of Big Brothers Foundation of Greater Vancouver.  He is formerly Chairman of Mayfair Gold and former Managing Director at Macquarie Capital Markets, CEO of Hive Blockchain, Director of Kore Mining, Gold X Mining Corp., BQ Metals Corp, Lithium X and Fiore Exploration.

Board Committee Membership	Securities beneficially owned, or controlled or directed, directly or indirectly
	Security	Number
Audit Committee	Common Shares	552,803
Compensation Committee	Stock Options	735,000
Corporate Governance & Nominating Committee	RSUs	-
	PRSUs	-
	DSUs	207,752

DAVID COBBOLD
Director Since: December 8, 2022 Independent Residence: Ontario, Canada Age: 60	Mr. Cobbold is a veteran investment banker with 29 years of financial services experience. Currently, he is Vice Chairman of Metals and Mining, Macquarie Group where he is responsible for sourcing and leading merger, acquisition, sale and defence transactions for clients ranging from exploration and development companies to global metals & mining companies. Mr. Cobbold's clients are based in Canada, the U.S., the U.K., South Africa and Australia.

In addition, Mr. Cobbold has extensive experience in global commodity and securities markets. Mr. Cobbold joined Macquarie in 2011 as a Managing Director, Head of Mining, Macquarie Capital Markets Canada. Prior to joining Macquarie, Mr. Cobbold worked at CIBC World Markets and CIBC Capital Partners for 13 years in various capacities, including as a Managing Director, Global Mining Investment Banking and Managing Director, Equity Capital Markets.

	Mr. Cobbold holds a Bachelor of Arts in Economics, the University of Western Ontario and Master of Business Administration (MBA), Harvard Business School.
Board Committee Membership	Securities beneficially owned, or controlled or directed, directly or indirectly
	Security	Number
Audit Committee	Common Shares	100,001
Corporate Governance & Nominating Committee (Chair)	Stock Options	675,000
Environ. and Social Res. Committee	RSUs	-
	PRSUs	-
	DSUs	190,310

9

EDUARDO LUNA
Director Since: November 15, 2023 Independent Residence: Mexico City, Mexico Age: 79	Mr. Luna has spent over forty years in the precious metals mining industry and has held prior senior executive and board positions at several companies including Industrial Peñoles, Goldcorp Inc., Luismin SA de CV, Wheaton River Minerals Ltd., Alamos Gold Inc., Dyna Resource, Inc. and Primero Mining Corporation.

He is currently the Chairman of the Board of Directors of Rochester Resources Ltd., a junior natural resources company with assets in Mexico and a Director of Coeur Mining Inc. He formerly served as a member of the Board of Directors of Wheaton Precious Metals Corporation. Mr. Luna is the former President of the Mexican Mining Chamber and a former President of the Silver Institute. He is an inductee in the Mexico Mining Hall of Fame and serves as Chairman of the Advisory Board of the Faculty of Mines at the University of Guanajuato where he received a degree in ining Engineering.
Board Committee Membership	Securities beneficially owned, or controlled or directed, directly or indirectly
	Security	Number
Technical Committee (Chair)	Common Shares	-
Environ. and Social Res. Committee	Stock Options	575,000
	RSUs	-
	PRSUs	-
	DSUs	190,310

SUKHJIT ("SUKI") GILL
Director Since: April 12, 2024 Independent Residence: British Columbia, Canada Age: 49	Ms. Gill currently serves as a partner at Smythe LLP and practice group leader of Smythe's assurance group. She is a Chartered Professional Accountant with 23 years of experience and specializes in providing audit and assurance services to publicly traded companies operating in the resource industry, as well as private companies across several industries in both Canada and the United States. Ms. Gill is also a director of Skeena Resources Limited. She was previously on the board of directors for the Provincial Health Services Authority and British Columbia Emergency Health Services.

Ms. Gill holds a Bachelor of Technology in Accounting from BCIT and a Chartered Professional Accountants of British Columbia.

Board Committee Membership	Securities beneficially owned, or controlled or directed, directly or indirectly
Security	Security	Number
Audit Committee (Chair)	Common Shares	-
Compensation Committee	Stock Options	375,000
Corporate Governance & Nominating Committee	RSUs	-
	PRSUs	-
	DSUs	211,628

10

Majority Voting Policy

On April 29, 2022, the Board adopted a majority voting policy, which requires that any nominee for director who receives a greater number of votes "withheld" than votes "for" on his or her election results, will be required to tender his or her resignation. This policy applies only to uncontested elections, which are elections in which the number of nominees for director is equal to the number of positions available on the Board.  The Corporate Governance & Nominating Committee will consider the director's resignation and will recommend to the Board whether or not to accept it. The Corporate Governance & Nominating Committee will be expected to recommend accepting the resignation, except in situations where extenuating circumstances would warrant the applicable director to continue to serve on the Board. The Board will act on the Corporate Governance & Nominating Committee recommendation within 90 days following the applicable annual meeting and will promptly disclose by press release its decision whether to accept the director's resignation, including the reasons for rejecting the resignation, if applicable.  The full text of the Majority Voting Policy is available on the corporate governance page of the Company's website.

Advanced Notice Policy

The Company's Advance Notice Policy, adopted by the Board on April 29, 2022, as amended on October 28, 2022, provides Shareholders, Directors, and Management of the Company with a clear framework for nominating Directors. The Advance Notice Policy fixes a deadline by which Registered Shareholders must submit Director nominations to the Company prior to any annual or special meeting of Shareholders and sets forth the information that a Shareholder must include in the notice to the Company for the notice to be in proper written form in order for any Director nominee to be eligible for election at any annual or special meeting of Shareholders.  The full text of the Advance Notice Policy is available on the corporate governance page of the Company's website.

Corporate Cease Trade Orders or Bankruptcies

To the knowledge of Management, no director or proposed director of Vizsla Silver is, or within the ten years prior to the date of this Information Circular has been, a director or executive officer of any company, including Vizsla Silver, that while that person was acting in that capacity:

(a) was the subject of a cease trade order or similar order or an order that denied Vizsla Silver access to any exemption under securities legislation for a period of more than 30 consecutive days; or

(b) was subject to an event that resulted, after the director ceased to be a director or executive officer of Vizsla Silver being the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Individual Bankruptcies

To the knowledge of Management, no director or proposed director of Vizsla Silver has, within the ten years prior to the date of this Information Circular, become bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Penalties or Sanctions

To the knowledge of Management, none of the proposed directors have been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority, has entered into a settlement agreement with a securities regulatory authority or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable security holder making a decision about whether to vote for the proposed director.

11

Meeting Attendance

The Board and Audit Committee meet a minimum of four times a year.  The Compensation Committee, the Corporate Governance & Nominating Committee, Technical Committee and Environmental and Social Responsibility Committee meet at least once per year and as frequently as required.

The following table shows the meeting attendance records from May 1, 2025, to April 30, 2026, for Board meetings and committee meetings:

Meetings
Director Name	Board [1]	Audit Committee [2]	Compensation Committee[3]	Corporate Governance & Nominating Committee[4]	Technical Committee[5]	Environmental and Social Responsibility Committee[6]
Craig Parry 1, 3, [5]	12 of 12	N/A	3 of 3	N/A	4 of 4	N/A
Michael Konnert [1]	12 of 12	N/A	N/A	N/A	N/A	N/A
Simon Cmrlec 1, [6]	12 of 12	N/A	N/A	N/A	N/A	-
Harry Pokrandt 1, [2], [3], 4	12 of 12	4 of 4	3 of 3	4 of 4	N/A	N/A
David Cobbold 1, [2], [3], 4, 6	11 of 12	4 of 4	1 of 1	4 of 4	N/A	-
Eduardo Luna [1,5,6]	12 of 12	N/A	N/A	N/A	4 of 4	-
Suki Gill [1,2,4]	12 of 12	4 of 4	2 of 2	4 of 4	N/A	N/A

1 The Board meetings were held on May 15, 2025, June 20, 2025, July 16, 2025, September 5, 2025, October 2, 2025, November 14, 2025, November 19, 2025, December 2, 2025, December 11, 2025, February 8, 2026, February 10, 2026 and March 11, 2026.  Craig Parry is the Chairman.  An In-Camera session of the independent directors is held at the end of each meeting.

2 The Audit Committee meetings were held on July 16, 2025, September 5, 2025, December 11, 2025 and March 11, 2026.  The current members are Suki Gill (Chair), Harry Pokrandt and David Cobbold.

3 The Compensation Committee meetings were held September 5, 2025, December 11, 2025 and March 11, 2026 .  The current  members are Craig Parry (Chair), Harry Pokrandt and Suki Gill who replaced David Cobbold on October 2, 2025.

4 The Corporate Governance & Nominating Committee meetings were held on May 15, 2025, September 5, 2025, December 11, 2025 and April 30, 2026.  The current members are David Cobbold (Chair), Harry Pokrandt and Suki Gill.

5 The Technical Committee meetings were held on May 13, 2025, September 3, 2025, November 3, 2025 and March 9, 2026.  The current members are Eduardo Luna (Chair) and Craig Parry.

6 The Environmental and Social Responsibility did not meet during the last fiscal year. The current members are Simon Cmrlec (Chair), Eduardo Luna, David Cobbold, Mahesh Liyanage (CFO) and Ana Victoria Meza (Environmental Manager Mexico).

Directors' Qualifications

As discussed below under "Statement of Corporate Governance Practices - Assessments", the Board has adopted an annual formal director assessment process. The following is a summary of the skills and expertise possessed by each of the director nominees:

	Craig Parry	Michael Konnert	Simon Cmrlec	Harry Pokrandt	David Cobbold	Eduardo Luna	Suki Gill
Accounting	√			√	√	√	√
Capital Markets & Corporate Finance	√	√	√	√	√	√
Corporate Governance	√		√	√	√	√	√
Executive Management / Senior Officer Experience	√	√	√	√	√	√	√
Human Resources & Compensation	√	√	√	√	√	√	√
Regulatory Experience	√	√	√			√
Mineral Exploration	√	√	√			√
Mine Construction	√		√			√
Mining Operations	√		√			√

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	Craig Parry	Michael Konnert	Simon Cmrlec	Harry Pokrandt	David Cobbold	Eduardo Luna	Suki Gill
Health & Safety Executive (HSE) and/or Risk Management			√			√
Government Relations in Mexico	√	√				√
Ejido and Community Relations in Mexico						√
Strategic Planning and M&A	√	√	√		√	√	√
Environment & Sustainability	√		√			√
Legal	√		√			√

The lack of a specifically identified area of expertise does not mean that the director in question does not possess the applicable skill or expertise. Rather, a specifically identified area of expertise indicates that the Board currently relies upon that person for the skill or expertise.

CORPORATE GOVERNANCE DISCLOSURE

National Instrument 58-101, Disclosure of Corporate Governance Practices, requires all reporting issuers to provide certain annual disclosure of their corporate governance practices with respect to the corporate governance guidelines (the "Guidelines") adopted in National Policy 58-201.  These Guidelines are not prescriptive but have been used by Vizsla Silver in adopting its corporate governance practices.  The Company's approach to corporate governance is set out below.

Governance Highlights

Governance Element	Vizsla Silver Current Practice
Board size	Seven directors
Board independence	Five directors are independent
Independent committees	Audit and Risk Committee (fully independent)
Compensation Committee (fully independent)
Corporate Governance & Nominating Committee (fully independent)
Technical Committee (fully independent)
Environmental and Social Responsibility Committee
Independent board and committee meetings	Unless otherwise determined by the Board, independent directors hold in-camera sessions at the conclusion of all regularly scheduled Board and committee meetings
Voting standard for board elections	Annually by a majority of votes cast.
Majority voting policy	Yes
Annual Board assessments	The Corporate Governance & Nominating Committee has adopted an annual formal Board, committees and individual directors' assessment process.

The Board is responsible for corporate governance and establishes the overall policies and standards of the Company.  In addition to regular scheduled meetings, the directors are kept informed of the Company's operations through discussions with Management.

The Company has adopted comprehensive corporate governance policies, mandates, and charters that can be found by visiting the Corporate Governance Page on the Company's website.

Board Mandate

The Board is responsible for fostering the short and long-term success of the Company and is accountable to the Company's Shareholders.  The Board is also responsible for the management or for supervising management of the Company's business and affairs.  The Board has adopted a Board of Directors Charter that can be accessed by visiting the Corporate Governance Page on the Company's website.  The Board of Directors Charter requires compliance from each Director including, but not limited to, managing the affairs of the Board that include delegating certain of its authorities, including spending authorization to Management and by reserving certain powers to itself, overseeing Management and succession planning, adopting and reviewing a strategic planning process for the Company, approving annual budgets, overseeing the integrity of the Company's internal financial controls; and identifying the principal risks and opportunities of the Company's business and ensuring the implementation of appropriate systems to manage these risks.

13

Code of Business Conduct and Ethics

The Board has adopted the Code of Business Conduct and Ethics (the "Code") for the Company's employees, directors, officers and consultants that can be accessed by visiting the Corporate Governance Page on the Company's website.

The Code is designed to deter wrongdoings and to promote honest and ethical conduct, avoidance of conflicts of interest, accurate and timely disclosure in reports and documents the Company files, compliance with applicable governmental laws, rules and regulations and the prompt internal reporting to an appropriate person(s) of violations of the Code.

Anti-Bribery and Anti-Corruption Policy

The Anti-Bribery and Anti-Corruption Policy, adopted by the Board on April 29, 2022, can be accessed by visiting the Corporate Governance Page on the Company's website.

The Anti-Bribery and Anti-Corruption Policy's purpose is to set out the Company's responsibilities, and those working for it, in observing and upholding the Anti-Bribery and Anti-Corruption Policy on bribery and corruption and provide guidance to those working for it on how to recognize and deal with bribery and corruption issues.

Clawback Policy

The Clawback Policy, adopted by the Board on December 15, 2023, can be accessed by visiting the Corporate Governance Page on the Company's website.

The Clawback Policy lays out guidelines for the Company to recover all incentive-based compensation erroneously awarded to each executive officer during a period in which a restatement of any previously filed financial statement was made due to material non-compliance with any financial reporting requirement under securities laws.

Disclosure and Insider Policy

The Disclosure and Insider Policy, adopted by the Board on December 15, 2023, can be accessed by visiting the Corporate Governance Page on the Company's website.

The Disclosure and Insider Policy's purpose is to ensure that the Company meets its obligations under the provisions of securities laws and stock exchange rules by establishing a process for the timely disclosure of all Material Information, ensuring that all persons understand their obligations to preserve the confidentiality of Undisclosed Material Information and ensuring that all appropriate parties who have Undisclosed Material Information are aware that they are prohibited from insider trading and tipping under applicable laws and stock exchange rules.

Environmental and Climate Change Policy

The Environmental and Climate Change Policy, adopted by the Board on December 15, 2023, can be accessed by visiting the Corporate Governance Page on the Company's website.

The Company is committed to responsible mining through environmental care and strive to be a trustworthy steward of the local environment in which it operates.  The Company recognizes the tangible and immediate challenges posed by climate change to both the environment and human well-being. In response to these challenges, the Company is committed to assessing opportunities to reduce its own greenhouse gas emissions.  In alignment with the International Finance Corporation's (IFC) Performance Standards on Environmental and Social Sustainability1, the Company recognizes the importance of biodiversity conservation and sustainable environmental practices in all our operations, and, in particular, where it applies to (i) habitat of significant importance to critically endangered and/or endangered species; (ii) habitat of significant importance to endemic and/or restricted-range species; (iii) habitat supporting globally significant concentrations of migratory species and/or congregatory species; (iv) highly threatened and/or unique ecosystems; and/or (v) areas associated with key evolutionary processes. Vizsla Silver considers habitat loss, degradation and fragmentation, invasive alien species, overexploitation, hydrological changes, nutrient loading, and pollution when evaluating its biodiversity impacts.

1 International Finance Entity (IFC), Performance Standard 3, Performance Standards on Environmental and Social Sustainability, January 1, 2012.

14

Health and Safety Policy

The Health and Safety Policy, adopted by the Board on December 15, 2023, can be accessed by visiting the Corporate Governance Page on the Company's website.

The Health and Safety Policy's purpose is to capture the Company's overall commitment to ensuring the well-being of its workforce.

Human Rights Policy

The Human Rights Policy, adopted by the Board on December 15, 2023, can be accessed by visiting the Corporate Governance Page on the Company's website.

The Company supports human rights and inclusion that aligns with all internationally recognized human rights referred to in the International Bill of Human Rights2 and the International Labour Organization Declaration on Fundamental Principles and Rights at Work3.

Supplier Code of Conduct

The Supplier Code of Conduct, adopted by the Board on December 15, 2023, can be accessed by visiting the Corporate Governance Page on the Company's website.

The Supplier Code of Conduct's purpose is to outline the Company's standards and expectations for its suppliers to ensure they align with the Company's values and principles.

Waste Management Policy

The Waste Management Policy, adopted by the Board on December 15, 2023, can be accessed by visiting the Corporate Governance Page on the Company's website.

The Waste Management Policy's purpose is to outline the Company's commitment to reducing waste by recycling and managing waste materials in an environmentally responsible manner.

Water Management Policy

The Water Management Policy, adopted by the Board on December 15, 2023, can be accessed by visiting the Corporate Governance Page on the Company's website.

The Water Management Policy's purpose is to outline the Company's commitment to sustainable and responsible water use throughout its operations.

Whistleblower Policy

The Whistleblower Policy, adopted by the Board on April 29, 2022, can be accessed by visiting the Corporate Governance Page on the Company's website.

2 United Nations (UN), International Bill of Human Rights, December 1948.

3 International Labour Organization (ILO), ILO Declaration on Fundamental Principles and Rights at Work 2022.

15

The Whistleblower Policy's purpose is to provide employees, officers, directors and consultants of the Company with a system whereby they can disclose any knowledge of actual or intended misconduct which may be unethical, illegal or fraudulent, and to provide employees, officers, directors and consultants of the Company who provide such disclosure, and are acting in good faith, and on the basis of reasonable belief, with protection from any form of retaliation or threat of retaliation when they do provide such disclosure.

In-Camera Sessions

The independent directors meet with the non-independent directors and Management at regularly scheduled Board meetings. They can also choose to meet in-camera (privately) at any Board meeting or can hold separate meetings of only independent directors. In addition, the Audit Committee holds in-camera sessions with the auditors or amongst the committee members themselves at each Audit Committee meeting. Other Board committees also hold in-camera sessions as required.

Composition and Independence of the Board

Management is nominating seven (7) individuals to the Board all of whom are current directors of Vizsla Silver.

The Guidelines suggest that the board of directors of every reporting issuer should be constituted by a majority of individuals who qualify as "independent" directors under NI 52-110, which provides that a director is independent if he or she has no direct or indirect "material relationship" with a company.  The "material relationship" is defined as a relationship which could, in the view of the Board, reasonably interfere with the exercise of a director's independent judgement.

The independent nominees are Mr. Craig Parry, Mr. Harry Pokrandt, Mr. David Cobbold, Mr. Eduardo Luna and Ms. Suki Gill.  The non-independent nominees are Michael Konnert, the Company's President and Chief Executive Officer, and Simon Cmrlec, the Company's Chief Operating Officer. To ensure the Board functions independently of Management the Board has appointed a Lead Director (Mr. Eduardo Luna). Mr. Luna is responsible for providing leadership for the independent directors and facilitating open and candid discussion among the independent directors.

Orientation and Continuing Education

The Board provides an overview of the Company's business activities, systems, and business plan to all new directors. New directors have free access to all of the Company's records, employees, or senior Management in order to conduct their own due diligence and will be briefed on the strategic plans and corporate objectives, business risks and mitigation strategies, corporate governance guidelines and existing policies of the Company.

The Board recognizes the importance of ongoing director education and the need for each director to take personal responsibility for the process. To facilitate ongoing education of the Company's directors, the Company supports training or education in areas relating to their role as a director of the Company and encourages presentations by outside experts to the Board or committees on matters of particular importance or emerging significance.

Nomination of Directors

The Board assesses its size each year when it considers the number of Directors to recommend to the Shareholders for election at the annual meeting of Shareholders, taking into account the number required to carry out the Board's duties effectively and to maintain a diversity of views and experience.

When a director's vacancy occurs, the Corporate Governance & Nominating Committee is responsible for identifying and recommending suitable candidates to fill the vacancy.  Merit, performance, experience, and diversity are the foremost criteria considered when new directors are considered for appointment to the Board.

Assessments

The Corporate Governance & Nominating Committee annually reviews the performance and effectiveness of the Board as well as the effectiveness and performance of the committees and individual directors.  The assessment is conducted through formal written questionnaires which are completed by each director.  The committee then reviews the completed questionnaires and provides a report of its findings to the Board. The Corporate Governance & Nominating Committee undertook the required annual assessment and reported to the Board at its meeting on May 6, 2026.

16

Other Directorships

The following directors of Vizsla Silver are also directors of other reporting issuers:

Name of Director	Names of Other Reporting Issuers	Exchange	Director Since
Michael Konnert	Vizsla Royalties Corp.	TSXV, OTCQB	October 13, 2023
Craig Parry	Skeena Resources Limited Vizsla Copper Corp.	TSX, NYSE TSXV	December 15, 2016 May 13, 2021
Simon Cmrlec	Vizsla Copper Corp. Vizsla Royalties Corp.	TSXV TSXV	May 13, 2021 April 24, 2024
Harry Pokrandt	Baltic Acquisition Corp.	TSXV	December 9, 2019
Eduardo Luna	Rochester Resources Ltd. Coeur Mining Inc.	TSXV NYSE	November 2, 2007 February 9, 2018
Suki Gill	Skeena Resources Limited	TSX, NYSE	January 10, 2020

Director Time Commitments

The Company believes that directors serving on other issuers' boards provides those directors with robust insight and experience that can be applied in service of their role on the Board.

Board Interlocking Relationships

Simon Cmrlec is an executive of the Company as serves as a director of Vizsla Copper Corp. Craig Parry is the Executive Chairman and CEO of Vizsla Copper Corp. and Independent Chairman of the Board of Vizsla Silver. The Company is satisfied that no conflicts of interest exist in these interlocking relationships as it relates to Vizsla Silver, since Mr. Parry is in a position of executive authority on both boards, as Chairman of both issuers. Furthermore, the Board's independence is safeguarded by the Audit Committee and the Corporate Governance & Nominating Committee, which are fully independent, and neither of which have Mr. Parry as a member.

Other Board Committees

The Board established five committees.  These include an Audit Committee, a Compensation Committee, a Corporate Governance & Nominating Committee, an Environmental and Social Responsibility Committee ("ESR Committee") and a Technical Committee.

Audit Committee

Composition

The Audit Committee is fully independent and consists of the following three members; Ms. Suki Gill (Chair), Mr. David Cobbold and Mr. Harry Pokrandt. All three members of the Audit Committee are financially literate, meaning they are able to read and understand the Company's financial statements and to understand the breadth and level of complexity of the issues that can reasonably be expected to be raised by the Company's financial statements. The Audit Committee meets the composition requirements set forth by Section 803B(2) of the NYSE American Company Guide.

Charter

NI 52-110 requires the Audit Committee of the Board to meet certain requirements. Details regarding the Audit Committee and its mandate are disclosed in the Company's Audit Committee Charter, the text of which is included as Appendix "A" to the Company's Annual Information Form dated July 17, 2026, ("AIF"), a copy of which is available under the Company's profile on SEDAR+ at www.sedarplus.ca or by visiting the Corporate Governance Page on the Company's website.

17

Compensation Committee

Composition

The Compensation Committee is fully independent and consists of the following three members; Mr. Craig Parry, (Chair), Mr. Harry Pokrandt and Ms. Suki Gill.

Charter

The Compensation Committee's Charter can be accessed by visiting the Corporate Governance Page on the Company's website.

The Compensation Committee is responsible for assisting the Board with its oversight responsibilities related to the attraction, compensation, evaluation, and retention of key senior executive officers with the skills and expertise needed to enable the Company to achieve its goals and strategies at a fair and competitive compensation and appropriate performance incentives.  The Compensation Committee shall to the best of its ability, knowledge and acting reasonably, meet all applicable legal, regulatory, and listing requirements, including, without limitation, those of any stock exchange on which the Company's shares are listed, the Business Corporations Act (British Columbia) and all applicable securities regulatory authorities.

Corporate Governance & Nominating Committee

Composition

The Corporate Governance & Nominating Committee is fully independent and consists of the following three members; Mr. David Cobbold (Chair), Harry Pokrandt and Ms. Suki Gill.

Charter

The Corporate Governance & Nominating Committee's Charter can be accessed by visiting the Corporate Governance Page on the Company's website.

The Corporate Governance & Nominating Committee is responsible for assisting the Board in fulfilling its corporate governance responsibilities. The overall purpose of the Corporate Governance & Nominating Committee is (i) to oversee the development framework of rules and practices for the Company's approach to matters of corporate governance, (ii) assess the directors on an on-going basis, and (iii) to identify and propose new qualified nominees to the Board and to review and make recommendations to the Board on all such matters.

Environmental and Social Responsibility Committee

Composition

The ESR Committee consists of the following members; Mr. Simon Cmrlec (Chair), Mr. David Cobbold, Mr. Eduardo Luna, Mr. Mahesh Liyanage, the Company's CFO and Ms. Ana Meza, the Company's Environmental Manager, Mexico.

Charter

The ESR Committee's Charter can be accessed by visiting the Corporate Governance Page on the Company's website.

The ESR Committee is responsible for developing and implementing ESG policies and guidelines for the Company, identifying and assessing ESG related risks and opportunities that can impact the business, overseeing the collection, analysis and reporting ESG related data and metrics to internal and external stakeholders and providing clear and transparent communications to the Board about the Company's ESG efforts, performance and any emerging issues or trends.

18

Technical Committee

Composition

The Technical Committee is fully independent and consists of the following two members; Mr. Eduardo Luna (Chair) and Mr. Craig Parry.

Charter

The Technical Committee's Charter can be accessed by visiting the Corporate Governance Page on the Company's website.

The Technical Committee is responsible for reviewing the technical disclosure in all significant news releases, reviewing the assumptions and methodology of the Company's mineral resources estimates, mineral reserves estimates and various other technical studies.

APPOINTMENT OF AUDITOR

On September 23, 2025, the Board, upon the recommendation of the Audit Committee, accepted the resignation of MNP LLP ("MNP"), as auditors of the Company, and appointed Deloitte LLP, Chartered Accountants ("Deloitte"), as successor auditors, effective October 3, 2025.

In connection with the change of auditors, the Company filed a Notice of Change of Auditor dated October 3, 2025, together with letters from each of MNP and Deloitte confirming their agreement with the statements contained in the Notice, in accordance with section 4.11 of National Instrument 51-102 Continuous Disclosure Obligations.

The Notice confirmed that: (i) there were no reservations contained in MNP's reports on any of the Company's previous financial statements; and (ii) there are no reportable events as defined in National Instrument 51-102.

The reporting package, comprising the Notice of Change of Auditor dated October 3, 2026 and the confirmation letters from each of MNP and Deloitte, is attached as Appendix "B" to this Information Circular and forms part hereof.

Management proposes that Deloitte of Vancouver, British Columbia, be appointed as the auditor of the Company to hold office until the next annual general meeting of the Shareholders or until a successor is appointed. Proxies given pursuant to this solicitation will, on any poll, be voted as directed and, if there is no direction, FOR the appointment of Deloitte as the auditor of Vizsla Silver to hold office for the ensuing year with remuneration to be fixed by the Board.

Appointment of Auditor Resolution

At the Meeting, the Shareholders will be asked to consider and, if deemed appropriate, to pass the following ordinary resolution, with or without variation (the "Appointment of Auditor Resolution"):

BE IT RESOLVED, as an ordinary resolution of the Shareholders of the Company, that Deloitte LLP, Chartered Accountants, be appointed as the auditors of Vizsla Silver Corp., and the Board of Directors of the Company are hereby authorized to fix the remuneration of Deloitte LLP, Chartered Accountants.

An ordinary resolution is a resolution passed at the Meeting by a simple majority of the votes cast by Shareholders voting Common Shares at the Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT EACH SHAREHOLDER VOTE "FOR" THE APPOINTMENT OF AUDITOR RESOLUTION. Unless otherwise indicated, the persons designated as proxyholders in the accompanying Proxy intend to vote the Common Shares represented by such Proxy, properly executed, FOR the Appointment of Auditor Resolution.

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CONTINUATION AND THE AMENDMENT AND RESTATEMENT OF THE SHAREHOLDER RIGHTS PLAN

On September 8, 2023, the Board adopted the Shareholder Rights Plan (the "Rights Plan"), the terms and conditions of which are set out in the Rights Plan dated as of September 8, 2023 (the "Existing Rights Plan") between the Company and Computershare Trust Company of Canada.  At the annual meeting of shareholders of the Company held on November 1, 2023, Shareholders approved the Existing Rights Plan until the termination of the annual meeting of shareholders in the year 2026. At the Meeting, Shareholders will be asked to consider and, if deemed advisable, approve an ordinary resolution ("Rights Plan Resolution"), the text of which is set forth below under "Shareholder Rights Plan Resolution", to continue the Existing Rights Plan until the annual meeting of shareholders in the year 2029. The Rights Plan Resolution also authorizes the Company to enter into an amended and restated shareholder rights plan agreement with Odyssey Trust Company (the "Rights Agent"), to make certain housekeeping amendments to the Existing Rights Plan, amend and restate the Existing Rights Plan and continue the rights issued thereunder

Certain amendments to the Existing Rights Plan are being proposed as described below under "Proposed Amendments".  The amended and restated plan is referred to herein as the "Rights Plan". With the exception of the amendments described herein, the Rights Plan is identical to the Existing Rights Plan.

Under the terms of the Rights Plan, its continued existence must be approved by a resolution in which both a majority of the shareholders and a majority of shareholders, excluding any votes cast by any Grandfathered Person (as defined in the Rights Plan) and any insider of a Grandfathered Person vote in favour on or before the date that is six months from the date of the Rights Plan. As of the date of this Information Circular, the Company is not aware of any shareholder that would be considered a Grandfathered Person.

The Rights Plan allows each shareholder (other than the person that acquires 20% or more of the Common Shares) to continue (with the changes described below) to possess a right (which may only be exercised if a person acquires control of 20% or more of the Common Shares) to acquire additional Common Shares at one-half of the market price at the time of exercise. This significantly dilutes the share position of the person that acquires 20% or more of the Common Shares and practically prevents that person from acquiring control of 20% or greater of the Common Shares unless the Rights Plan has been withdrawn or the buyer makes a Permitted Bid (as discussed below). The two most common approaches that a buyer may take to have a rights plan withdrawn are: (i) to negotiate with the Board to have the Rights Plan waived in accordance with its terms; or (ii) to apply to the applicable securities commission to order the Rights Plan to be ceased traded after a period of time if the Company has not been able to develop alternative transactions. Both of these approaches will give the Board more time and control over any sale process and increase the likelihood of a better offer to the Company's shareholders. See "Objectives of the Rights Plan" below. If the Rights Plan Resolution is not passed, the Rights Plan will become void and of no further force and effect, and the Company will not have any form of shareholder rights plan.

Summary Rights Plan and Copy of the Rights Plan

Terms of the Rights Prior to a Flip-in Event

No Right is exercisable prior to the Separation Time. Following the Separation Time but prior to a Flip-in Event (as described below) occurring, each Right will entitle the holder to acquire one Common Share at a price equal to five times the Market Price of the Common Shares at the Separation Time (the "Exercise Price") subject to any adjustment in accordance with the anti-dilution provisions provided for in the Rights Plan. The Market Price is based upon the twenty-day average closing price of the Common Shares on the TSX.

Terms of the Rights After a Flip-in Event

Following the occurrence of a Flip-in Event, each Right will entitle the holder to acquire that number of Common Shares equal to two times the Exercise Price divided by the Market Price at the time of the Flip-in Event. The result is that holders of the Rights will be able to acquire additional Common Shares at 50% of the Market Price at the time of a Flip-in Event.

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Rights Certificates

Until the Separation Time, there will be no separate certificates evidencing the Rights. Instead, there will be a notation on all share certificates issued following the Implementation Date indicating the existence of the Rights and the Rights will be transferred to any person acquiring the Common Shares to which those Rights are attached. Following the Separation Time, the Company will issue separate certificates (the "Rights Certificates") evidencing the Rights. Rights Certificates will be mailed to the registered holders of the Common Shares at the Separation Time except for Rights registered in the name of an Acquiring Person and its associates or affiliates. The form of Rights Certificate is attached as an exhibit to the Rights Plan.

Trading of Rights

The Rights will not trade prior to the Separation Time. The Rights will be tradable following the Separation Time.

Rights Held by Non-Residents

The Company is not required to deliver Rights or Common Shares issuable on the exercise of Rights to any person resident outside of Canada where such issuance or delivery would violate the applicable laws of such jurisdiction. Shareholders not resident in Canada are urged to consult their advisors concerning their ability to hold and exercise Rights.

Separation Time

The Separation Time will occur at the close of business on the tenth  Trading Day following the earlier of: (i) the date on which the first public announcement by either the Company or an Acquiring Person that an Acquiring Person has acquired an interest in 20% of more of the outstanding Common Shares (the "Stock Acquisition Date"); and (ii) the date of the commencement of or announcement of the intent of any Person to commence a Take-Over Bid that does not meet the conditions necessary to be considered a Permitted Bid or a Competing Permitted Bid pursuant to the Rights Plan or ceases to meet those conditions. The Board has discretion to delay the Separation Time to any date it determines, acting in good faith. If a Take-Over Bid is withdrawn, terminated, cancelled, or otherwise expires prior to the Separation Time, it will be deemed never to have been made.

Acquiring Person

An Acquiring Person is any Person who is the Beneficial Owner of at least 20% of the issued and outstanding Common Shares at any time. There are several categories of Persons who are expressly excluded from this definition including the Company and any of its subsidiaries. In addition, any Person who has Beneficial Ownership of more than 20% of the outstanding Common Shares as a result of Common Share Reductions, Permitted Bid Acquisitions, Exempt Acquisitions, Convertible Security Acquisitions and Pro Rata Acquisitions will not be considered to be an Acquiring Person unless such person acquires an additional 1% or more of the Common Shares other than by any of these exceptions.

A Common Share Reduction includes any transaction whereby the Company acquires or redeems its Common Shares.

A Permitted Bid Acquisition is any acquisition made pursuant to a Take-over Bid that meets the conditions of a Permitted Bid or a Competing Permitted Bid.

An Exempt Acquisition includes any acquisition in respect of which the Board has waived the application of the Rights Plan in compliance with the provisions of the Rights Plan, any acquisition made prior to September 8, 2023 (which was the effective date of the Rights Plan), any acquisition made under a private placement with the Company, any acquisition made pursuant to a securities exchange take-over bid, or on the exercise of previously granted stock options or pursuant to an employee stock purchase plan where all required approvals have been obtained to the transaction and the acquiror does not own more than 20% of the outstanding Common Shares as a result of these transactions, and any acquisition made pursuant to an amalgamation, merger or other statutory arrangement procedure requiring shareholder approval.

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A Convertible Security Acquisition includes any acquisition of Common Shares on the exercise of previously issued convertible securities of the Company issued as part of a Permitted Bid Acquisition, an Exempt Acquisition or a Pro Rata Acquisition.

A Pro Rata Acquisition includes acquisitions resulting from a stock dividend, stock split or other event where the acquiror receives securities of the Company on the same pro rata basis as all other Shareholders.

Other Persons excluded from the definition of an Acquiring Person include underwriters and members  of a banking or selling group (as long as they are acting in such capacity) that acquire Common Shares in connection with a distribution of Common Shares by the Company, and Persons that own 20% of the outstanding Common Shares prior to the Implementation Date (unless such person ceases to own 20% or more of the outstanding Common Shares after the Implementation Date or becomes the beneficial owner of additional Common Shares in an amount greater than 1% of the number of Common Shares outstanding as at the Implementation Date).

Beneficial Ownership

A Person will be deemed to have Beneficial Ownership of Common Shares held directly and indirectly by that Person. The definition of Beneficial Ownership also includes Common Shares owned by certain other connected Persons, including affiliates (any entities that the Person controls, is controlled by, or is under common control with) and associates (spouses and relatives sharing the same residence). In addition, if the Person or its associates and affiliates have a Right to acquire additional Common Shares within sixty days of the date the calculation is being made, that Person will be deemed to have Beneficial Ownership of those Common Shares. Finally, a Person will be deemed to have Beneficial Ownership of Common Shares held by another Person with whom he or she is acting jointly or in concert.

Generally, institutional shareholders such as investment managers, trust companies, trustees of various pension funds or plans, statutory bodies that manage investments for employee benefit funds, employee benefit plans, pension plans, or insurance plans, crown agencies and managers or trustees of mutual funds will not be deemed to have Beneficial Ownership of Common Shares they hold in the course of their ordinary business activities and so long as none of these persons make or announce an intention to make a take-over bid for the Common Shares.

In addition, a Person who is a client of an investment manager, trust company or plan described in the paragraph above will not be deemed to have Beneficial Ownership of the Common Shares held by that institutional shareholder merely because of the client relationship.

Where a Take-over Bid is made and shareholders agree to deposit or tender their Common Shares to the Take-over Bid by entering into a lock-up agreement, the Person making the Take-over Bid will not be deemed to have Beneficial Ownership of those Common Shares until they are actually taken up and paid for pursuant to the Take-over Bid provided that the lock-up agreement is a Permitted Lock-Up Agreement. To be a Permitted Lock-Up Agreement, the terms of the lock-up agreement must be publicly disclosed and available to the public, shareholders entering into the lock-up agreement must have the right to withdraw their Common Shares to tender them to another Take-over Bid or support another transaction that provides for greater consideration to the shareholder, subject to the consideration in the alternative bid exceeding that in the existing bid by no more than 7%, and also subject to break fees which cannot exceed the greater of 2.5% of the amount of the original bid, and 50% of the difference in bid amounts. A Permitted Lock-Up Agreement can contain a provision giving the offeror under the Take-over Bid a right of first refusal to match the consideration payable under the subsequent Take-over Bid so long as shareholders are not deprived of their ability to tender to the subsequent Take-over Bid.

Flip-in Event

The Flip-in Event is the event that triggers the dilutive impact of the Rights. As indicated in sections 2 and 3 above, prior to the Flip-in Event, each Right only permits the holder to acquire one Common Share at five times Market Price. After the Flip-in Event, however, a Right essentially entitles the holder to acquire additional Common Shares at half the Market Price. The Flip-in Event occurs when a Person becomes an Acquiring Person. The Board has the ability to waive (or agree to waive) the application of the Rights Plan to a Flip-in Event. After the Flip-in Event has occurred, Rights held by the Acquiring Person and its associates and affiliates and any Person acting jointly or in concert with the Acquiring Person will become null and void and cannot be exercised.

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Permitted Bids and Competing Permitted Bids

Certain Take-over Bids are considered Permitted Bids and/or Competing Permitted Bids under the Rights Plan and therefore do not trigger the dilutive effect of the Rights. To be considered a Permitted Bid, the Take-over Bid must:

(a) be made pursuant to a Take-over Bid circular;

(b) be made to all holders of record of the Common Shares;

(c) be open for at least 105 days before any shares can be taken up and paid for;

(d) provide that Common Shares can be deposited at any time up until the date the shares are taken up and paid for and can be withdrawn at any time prior to the shares being taken up and paid for; and

(e) require at least 50% of the Common Shares held by the Independent Shareholders be deposited before the offeror can take-up and pay for Common Shares and once the offeror has acquired more than 50% of the outstanding Common Shares held by the Independent Shareholders, the Take-over Bid must be left open for at least a further ten Business Days following a public announcement of the continuation of the Take-over Bid.  An "Independent Shareholder" is generally any shareholder other than an "Acquiring Person" (as defined in the Rights Plan) and its associates and affiliates.

A Competing Permitted Bid must meet all the requirements above except that the Competing Permitted Bid need only be open for the period prescribed in National Instrument 62-104.

Redemption, Waiver and Termination

The Board can redeem the Rights upon obtaining the required shareholder approval at a redemption price equal to $0.000001 per Right (the "Redemption Price"). In addition, there will be a deemed redemption of the Rights at the Redemption Price on the completion of Permitted Bid, a Competing Permitted Bid or a Take-over Bid for which a waiver had been granted by the Board. After the Separation Time, if a Take-over Bid is withdrawn or otherwise terminated and no Flip-in Event has occurred, the Board can elect to redeem the Rights at the Redemption Price. Upon the occurrence of any of the above, the Rights will no longer be exercisable and the only entitlement of the holders of the Rights will be to receive the Redemption Price.

The Board has the ability to waive the application of the Rights Plan to a Flip-in Event if it determines that the Acquiring Person exceeded the 20% shareholding threshold by inadvertence and has since sold a sufficient number of Common Shares to cease to be an Acquiring Person.

The Board also has the ability to waive the application of the Rights Plan to a Takeover Bid made by way of a Take-over Bid circular sent to all holders of record of Common Shares. The Board may also waive the application of the Rights Plan to a Take-over Bid made other than by way of a Take-over Bid Circular, but only with prior shareholder approval. In this case, the Separation Time must be extended until ten Business Days after the date on which the shareholder meeting to approve the waiver is held.

Anti-Dilution Provisions

The number of Rights outstanding, the Exercise Price of a Right and the number and type of securities resulting on the exercise of the Rights are all subject to adjustment on the occurrence of certain events such as certain stock dividends, share splits or consolidations or a reclassification of shares. The purpose of these anti-dilution provisions is to put the Rights holders in the same position as if the Rights had been exercised before the event had occurred.

Amendments to the Rights Plan

The Board can make amendments to the Rights Plan without security holder approval where the amendments are clerical or typographical in nature or which are necessary to maintain the validity of the Rights Plan following any applicable changes in the laws governing such plans. Changes made to the Rights Plan (other than any change to correct any clerical or typographical error) are subject to confirmation by shareholders or Rights holders, as applicable, at the next meeting of security holders. All changes to the Rights Plan require the approval of shareholders prior to the Separation Time or the Rights holders after the Separation Time.

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Term and Reconfirmation of the Rights Plan

If approved by Shareholders at the Meeting, the Rights Plan will remain in effect until the third annual meeting of shareholders following the Meeting, at which time it must be reconfirmed by i) a majority of the votes cast by all Shareholders who vote in respect of such reconfirmation; and (ii)  if required by the rules and regulations of any stock exchange on which the Common Shares are then listed, a majority of the votes cast by all Shareholders who vote in respect of such reconfirmation, excluding any votes cast by any Grandfathered Person and any insider of a Grandfathered Person.

All capitalized terms used in this section of the Information Circular have the meaning set forth in the Rights Plan unless otherwise indicated. The Existing Rights Plan is available under the Company's SEDAR+ profile at www.sedarplus.ca. A copy of the Rights Plan and a blackline copy of the Rights Plan showing the proposed amendments are attached hereto as Appendix "A".

Objectives of the Rights Plan

The Rights Plan was not adopted in response to or in anticipation of any pending or threatened take-over bid, nor to deter take-over bids generally. As of the date of this Information Circular, the Board was not aware of any third party considering or preparing any proposal to acquire control of the Company. The primary objectives of the Rights Plan are to ensure that, in the context of a bid for control of the Company through an acquisition of the Common Shares, the Board has sufficient time to explore and develop alternatives for maximizing shareholder value, to provide adequate time for competing bids to emerge, to ensure that shareholders have an equal opportunity to participate in such a bid and to give them adequate time to properly assess the bid and lessen the pressure to tender typically encountered by a security holder of an issuer that is subject to a bid. The Rights Plan in no way prohibits a change of control of the Company in a transaction that is fair and in the best interests of all shareholders of the Company. The rights of shareholders to seek a change in the management of the Company or to influence or promote action of management in a particular manner will not be affected by the Rights Plan. The ratification of the Rights Plan does not affect the duty of a director to act honestly and in good faith with a view to the best interests of the Company and its shareholders.

In approving the Rights Plan, the Board considered the following concerns inherent in the existing legislative framework governing take-over bids in Canada:

1. Time. Current legislation permits a take-over bid to expire in 105 days. The Board is of the view that this may not be sufficient time to permit shareholders to consider a take-over bid and to make a reasoned and considered decision. The Rights Plan provides a mechanism whereby and the bid must remain open for a further period of ten Business Days after the Offeror publicly announces that the Common Shares deposited or tendered and not withdrawn constitute more than 50% of the Common Shares outstanding held by Independent Shareholders (generally, shareholders other than the Offeror or Acquiring Person (someone who beneficially owns greater than 20% of the outstanding Common Shares), their Associates and Affiliates, and Persons acting jointly or in concert with the Offeror or Acquiring Person). The Rights Plan is intended to provide shareholders with adequate time to properly evaluate the offer and to provide the Board with sufficient time to explore and develop alternatives for maximizing shareholder value. Those alternatives could include identifying other potential bidders, conducting an orderly auction, or developing a restructuring alternative that could enhance shareholder value.

2. Pressure to Tender. A shareholder may feel pressured to tender to a bid that the shareholder considers to be inadequate out of a concern that failing to tender may result in the shareholder being left with illiquid or minority discounted securities in the Company. This is particularly so in the case of a partial bid for less than all securities of a class, where the bidder wishes to obtain a control position but does not wish to acquire all of the Common Shares. The Rights Plan provides a mechanism in the Permitted Bid provision that is intended to ensure that a shareholder may remove the uncertainty as to whether a majority of shareholders will support a takeover bid from the decision to tender to the take-over bid by requiring that a take-over bid remain open for acceptance for a further 10 Business Days following public announcement that more than 50% of the Common Shares held by Independent Shareholders have been deposited and not withdrawn as at the initial date of take-up or payment by the buyer. This mechanism therefore will lessen any undue pressure to tender that an Independent Shareholder may encounter as the result of a bid for the Common Shares.

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3. Unequal Treatment. While existing securities legislation has substantially addressed many concerns of unequal treatment, there remains the possibility that control of the Company may be acquired pursuant to a private agreement in which a small group of security holders dispose of their securities at a premium to market price which premium is not shared with other security holders. In addition, a person may slowly accumulate securities through stock exchange acquisitions which may result, over time, in an acquisition of control without payment of fair value for control or a fair sharing of a control premium among all security holders. The Rights Plan addresses these concerns by applying to all acquisitions of greater than 20% of the Common Shares, to better ensure that shareholders receive equal treatment.

General Impact of the Rights Plan

It is not the intention of the Board, in approving the Rights Plan, to secure the continuance of existing directors or management in office, nor to avoid a bid for control of the Company in a transaction that is fair and in the best interests of shareholders. For example, through the Permitted Bid mechanism, described in more detail in the summary provided above, shareholders may tender to a bid that meets the Permitted Bid criteria without triggering the Rights Plan, regardless of the acceptability of the bid to the Board. Furthermore, even in the context of a bid that does not meet the Permitted Bid criteria, the Board will continue to be bound to consider fully and fairly any bid for the Common Shares in any exercise of its discretion to waive application of the Rights Plan in accordance with the requirements of the Rights Plan. In all such circumstances, the Board must act honestly and in good faith with a view to the best interests of the Company and its shareholders.

The Rights Plan does not preclude any shareholder from utilizing the proxy mechanism under the Business Corporations Act (British Columbia) and securities laws to promote a change in the management or direction of the Company, or its Board, and has no effect on the rights of holders of outstanding Common Shares to requisition a meeting of shareholders in accordance with the provisions of applicable corporate and securities legislation, or to enter into agreements with respect to voting their Common Shares. The definitions of "Acquiring Person" and "Beneficial Ownership" have been developed to minimize concerns that the Rights Plan may be inadvertently triggered or triggered as a result of an overly broad aggregation of holdings of institutional shareholders and their clients.

The Rights Plan will not interfere with the day-to-day operations of the Company. The issuance of the Rights does not in any way alter the financial condition of the Company, impede its business plans, or alter its financial statements.

In summary, the Board believes that the dominant effect of the Rights Plan will be to enhance shareholder value and ensure equal treatment of all shareholders in the context of an acquisition of control.

Proposed Amendments

Pursuant to its terms, the Existing Rights Plan will expire upon the termination of the Meeting unless its continuation is ratified by the Shareholders at the Meeting in accordance with its provisions. The Rights Plan that Shareholders will be asked to consider and approve at the Meeting is substantially the same, in all material respects, as the Existing Rights Plan approve at the annual meeting of Shareholders held on November 1, 2023.  The following are the proposed amendments to the Existing Rights Plan contained within the proposed Rights Plan:

• the parties to the Rights Plan will be the Company and Odyssey Trust Company;

• updates of a non-substantive, administrative, or technical nature, including updated for the passage of time, to comply with the policies of the TSX and updates for consistency and clarity.

The Rights Plan preserves the fair treatment of Shareholders, is consistent with current Canadian corporate governance practices and conforms with institutional guidelines for "new generation" rights plan as of the date of this Information Circular.

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The Existing Rights Plan is available under the Company's SEDAR+ profile at www.sedarplus.ca. A copy of the Rights Plan and a blackline copy of the Rights Plan showing the proposed amendments are attached hereto as Appendix "A".

Vote Required

The Rights Plan Resolution must be approved by each of a simple majority of 50% plus one vote of: (i) the votes cast by all Shareholders; and (ii) the votes cast by all Shareholders, excluding any votes cast by any Grandfathered Person and any insider of a Grandfathered Person at the Meeting.

The Company is not aware of any Shareholder that would be considered a Grandfathered Person and only one vote will be required but both votes will be held if required. If the Rights Plan Resolution is passed at the Meeting, then the Rights Plan will renew effective as of the date the Rights Plan Resolution is passed. If the Rights Plan Resolution is not passed at the Meeting, the Rights Plan will expire.

Shareholder Rights Plan Resolution

BE IT RESOLVED THAT:

1. The continuation of the shareholder rights plan (the "Rights Plan") of Vizsla Silver Corp. (the "Company") is hereby ratified, confirmed and approved, and the Company is hereby authorized to enter into an Amended and Restated Shareholder Rights Plan Agreement to be dated as of October 8, 2026 with Odyssey Trust Company, as rights agent, which amends and restates the Shareholder Rights Plan Agreement dated as of September 8, 2023 (the "Rights Plan Agreement") and continues the rights issued thereunder;

2. the making on or prior to October 8, 2026 of any other amendments to the Rights Plan Agreement as any director or officer of the Company may consider necessary or advisable to satisfy the requirements of any applicable securities regulatory authorities or otherwise in order to give effect to the amendments to the Rights Plan Agreement or to conform the Rights Plan to versions of shareholder rights plans then prevalent for public companies in Canada is hereby approved;

3. any director or officer of the Company is hereby authorized to execute and deliver, whether under corporate seal or otherwise, the Rights Plan Agreement and any other agreements, instruments, notices, consents, acknowledgements, certificates and other documents (including any documents required under applicable laws or regulatory policies), and to perform and do all such other acts and things, as any such director or officer in his or her discretion may consider to be necessary or advisable from time to time in order to give effect to this resolution; and

4. notwithstanding the confirmation of holders of the common shares of the Company of the above resolutions, the directors of the Company may revoke the foregoing resolutions before they are acted on without any further approval by the Shareholders of the Company.

Recommendation of the Board of Directors

The Board believes that approval of the Rights Plan and its continuation for the next three years is in the best interest of the Company and fair to its Shareholders and, accordingly, recommends that Shareholders vote FOR the resolution. Except where a shareholder who has given the proxy directs that his or her common shares be voted against such resolution, the appointees in the enclosed proxy intend to vote for the common shares represented by such proxy FOR such resolution.

STATEMENT OF EXECUTIVE COMPENSATION

Set out below are particulars of the elements of compensation paid to the following persons (the "Named Executive Officers" or "NEOs") as follows:

a) a Chief Executive Officer ("CEO");

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b) a Chief Financial Officer ("CFO");

c) each of the three most highly compensated executive officers of the company, including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and

d) each individual who would be a NEO but for the fact that the individual was neither an executive officer of the company or its subsidiaries, nor acting in a similar capacity, at the end of that financial year.

In respect of the Company's year ended April 30, 2026, the Company's NEOs were:

Name	Position
Michael Konnert[1]	President, CEO and Director
Mahesh Liyanage[2]	CFO
Simon Cmrlec[3]	Chief Operating Officer ("COO") and Director
Michael Pettingell[4]	SVP Business Development and Strategy
Jesus Velador[5]	Chief Geologist
[1] Michael Konnert was appointed President and CEO and elected as a Director on September 26, 2017, the date Vizsla Silver was incorporated. He receives no form of Director compensation given his role as an officer of the Company.
[2] Mahesh Liyanage was appointed CFO on December 1, 2020.
[3] Simon Cmrlec was appointed COO on April 1, 2024. He receives no form of Director compensation given his role as an officer of the Company.
[4] Michael Pettingell was appointed VP of Business Development and Strategy on July 27, 2021, and was promoted to SVP of Business Development and Strategy on January 27, 2023.
[5] Jesus Velador was appointed VP Exploration on May 5, 2022 and resigned effective August 27, 2026.

Compensation Governance

The Company has a fully-independent Compensation Committee comprised of three members (Craig Parry - Chair,  Harry Pokrandt and Suki Gill).  All Compensation Committee members are current or former directors or officers of various publicly traded companies during the course of which they have reviewed and analyzed compensation levels and structures for both Board and Management. This provides them with the necessary experience to enable them to make decisions on the suitability of the Company's compensation practices and policies.

The Compensation Committee main duties and responsibilities are to review and approve compensation packages for senior executive officers, as well as review the corporate goals and objectives relevant to them and evaluate their performance.  Complete details of the Compensation Committee's duties and responsibilities can be read in the Compensation Committee Charter located on the Corporate Governance Page of the Company's website.

Executive Compensation Philosophy & Objectives

The goal of the executive compensation philosophy at Vizsla Silver is to attract, motivate, retain, and reward a knowledgeable and driven Management team by encouraging them to attain and exceed performance expectations.

Vizsla Silver's compensation practices are based on a pay-for-performance philosophy in which assessment of performance is based on the Company's financial and operational performance as well as individual contributions.

The compensation program is designed to reward each executive based on corporate and individual performance and is also designed to incentivize such executives to drive the organization's growth in a sustainable and prudent way.

The following key principles guide the Company's overall compensation philosophy:

• Attract, retain, motivate, and engage high-calibre talent whose expertise, skills and performance are critical to the Company's success;

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• Align the executives' interests with the business objectives of the Company;

• Focus the executives on the key business factors that will drive Shareholder value;

• Align compensation with Vizsla Silver's corporate strategy and financial interests as well as the long-term interests of Vizsla Silver's Shareholders; and

• Compensation should be fair and reasonable to Shareholders and consistent with the local market and similar positions in comparable companies.

Since 2021, the Company, through the Compensation Committee, has engaged multiple independent compensation advisors. In 2024, the Company engaged GGA Resources Inc. ("GGA"), a leading independent compensation advisor with significant global executive and director compensation experience, to evaluate and provide recommendations on formalizing Vizsla Silver's executive and director compensation programs to ensure competitiveness against a defined "Peer Group" (as detailed below) and within the overall mining marketplace. In 2025 and 2026, the Company engaged Bedford Resources Inc. ("Bedford"), a Canadian-founded executive search and talent-strategy consultancy, with over four decades' experience delivering industry-specific executive and board compensation advisory services. This included the analysis and development of the Company's Peer Group and evaluation of total direct compensation (Base Salary plus Short-Term Incentive and Long-Term Incentive) levels along with Short and Long-Term Incentive design practices relative to the competitive market. The Company's Peer Group will be reviewed periodically to generally ensure it remains aligned with the current size and scope of the Company's operations and is based on companies that generally meet the following criteria:

• Companies with a similar Market Cap range between 0.54x and 3.54x the size of Vizsla Silver;

• Companies operating within the same industry segment as Vizsla Silver (i.e., Silver, Gold, or other precious metals);

• Companies who are in the exploration and/or construction phase looking to secure additional financing;

• Companies with a similar business strategy and scope of operations to Vizsla Silver; and

• Publicly traded companies on major Canadian exchanges.

The Company's current Peer Group consists of the following companies:

Aris Mining Corporation	NexGen Energy Ltd.
Artemis Gold Inc.	NovaGold Resources Inc.
El Dorado Gold Corp.	Orla Mining Ltd.
First Majestic Silver Corporation	Seabridge Gold Inc
Lithium Americas Corp.	Skeena Resources Ltd.

The Compensation Committee is required to pre-approve any compensation-related engagements with Bedford. Although Management of the Company may work with Bedford on compensation specifics, it reports directly to the Compensation Committee in all engagements undertaken. The Company incurred the following fees for Bedford work over the past two years:

	FY Ended April 30, 2026	FY Ended April 30, 2025
Executive Compensation-Related Fees	$27,000	$31,500
All Other Fees	-	-
TOTAL	$27,000	$31,500

Executive Compensation

Elements of Executive Compensation Program

The Company's executive compensation program for the financial year ended April 30, 2026, consisted primarily of the following components:

a. Base Salary;

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b. Short-Term Incentive (Performance Bonuses);

c. Long-Term Incentive (Stock Options, Restricted Share Units and Performance Share Units); and

d. Benefits.

Compensation Component	Description	Form of Compensation
Base salary or consulting fee	This is an annual fixed fee paid to each executive, that reflects the scope of responsibilities of each executive's role, individual experience and performance, internal pay alignment and market competitiveness.	Fixed (Paid in Cash)
Short-Term Incentive (Performance Bonuses)	Bonuses are a variable component of compensation and are designed to provide annual cash awards based on corporate and individual results when measured against predetermined objectives and performance measures. Bonus levels will take into consideration the executive's level, role and responsibilities and be reflective of market practice for similar roles at organizations of a similar size, scope, and complexity. Bonuses are also reflective of each executive's performance and determined by the Compensation Committee and approved by the Board with payouts typically made in cash on an annual basis.	Variable (Paid in Cash)
Long-Term Incentive ("LTIP") (Stock Options, Restricted Share Units and Performance Restricted Share Units)	LTIP is a variable component of compensation that is designed to align the interest of executives with those of the Company's Shareholders. LTIP grant levels will vary by executive level, role and responsibilities and be reflective of market practice for similar roles at organizations of a similar size, scope, and complexity.
Stock Options ("Stock Options") are granted to executives to reward and incentivize them to continue to achieve success and create value for the Company's Shareholders, as they only are of value if the Company's underlying share price appreciates above the exercise price they are granted at.  When stock options are granted, they have an expiry term of no more than five years and are subject to a vesting schedule.
Restricted Share Units ("RSUs") are also granted to executives to reward and incentivize them to continue to achieve success and create value for the Company's Shareholders.  The RSUs start to vest after one year and fully vest over a period of three years.
	Performance Restricted Share Units ("PRSUs") are designed to align the interest of the executives with the Company's long-term performance by providing compensation that is conditional on the achievement of a pre-determined performance criteria. The PRSUs start to vest one year after the pre-determined performance criteria is achieved and fully vest over a period of three years.	Variable (Settled in Equity)
Benefits	The Company provides the executives with health, vision and dental coverage as well as life insurance, accidental death and dismemberment and disability insurance. The Company does not have any pension or retirement plans.	Fixed (Settled as part of payroll)

Base Salary

In determining the annual base salary, the Board, with the recommendation of the Compensation Committee, considered the following factors:

• Current competitive market and economic conditions;

• Compensation levels within the peer group;

• Company performance as compared with the peer group; and

• Each NEO's particular skills such as leadership ability, management effectiveness, experience, technical skill and knowledge, responsibility and proven or expected performance of the particular individual.

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The annual base salaries for NEOs during the last fiscal year, were as follows:

Named Executive Officer	2026 Base Salary	2025 Base Salary	% Change Year- over-Year [1]
Michael Konnert	$636,667	$435,000	46%
Mahesh Liyanage	$423,333	$266,667	59%
Simon Cmrlec	$536,667	$401,667	34%
Michael Pettingell	$265,000	$240,000	10%
Jesus Velador	$290,000	$248,333	17%

1 Year-over-year change reflects the underlying peer group salary data for comparable roles, the material increases of the Company's market capitalization, the desire to retain the team responsible for the operational advances that were largely responsible for the increase in the Company's market capitalization, to reflect the significant achievements in advancing and expanding the Panuco-Copala Project.

Short-Term Incentives - Performance Bonuses

The performance bonuses are payable in cash, and the amount payable is based on the Compensation Committee's assessment of performance against pre-established objectives and targets. While the objectives are largely tied to Company results, the specific metrics and performance expectations are tailored to each executive to ensure an appropriate line-of-sight between the results achieved and the performance bonus payout earned.  The performance bonuses are paid, at the discretion of the Board, on the recommendation of the Compensation Committee.  The bonuses size is based on the overall performance of the Company, the individual's performance, the increase of the market capitalization, the success of the drilling programs and the significant achievements in advancing and expanding the Panuco-Copala Project.

The following table summarizes the 2026 target performance bonus opportunity as a percentage of base salary:

Named Executive Officer	Target Performance Bonus (% of Base Salary)
Michael Konnert	110%
Mahesh Liyanage	80%
Simon Cmrlec	100%
Michael Pettingell	60%
Jesus Velador	40%

The following table shows the corporate KPI targets:

Category	2026 Performance Measures	%
Share price performance and IR	Vs peers, marketing and roadshows	20%
Sustainability	Community & ESG	10%
	TRIFR vs Mexico and mining industry	15%
Development	Studies	15%
	Test mine and derisking	15%
	Exploration	15%
Operations	Financing and corporate health	10%

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The following table shows the performance results of the NEO's relative to their respective objectives:

Named Executive Officer	Targe Incentive Bonus (% of Base Salary)	2026 Individual KPI Performance (%)	2026 Corporate KPI Performance (%)	Actual Performance Bonus ($)	Actual Performance Bonus (% of Base Salary)
Michael Konnert	110%	127.5%	127.5%	$708,263	111%
Mahesh Liyanage	80%	130%	127.5%	$389,813	92%
Simon Cmrlec	100%	131%	127.5%	$582,400	109%
Michael Pettingell	60%	139%	127.5%	$203,985	77%
Jesus Velador	40%	116%	127.5%	$142,100	49%

Long-Term Incentives

The Board adopted an omnibus equity incentive plan (the "Equity Plan") on December 12, 2024, and was ratified and approved by Shareholders on October 2, 2025, pursuant to which the Company may grant Stock Options, RSUs, PRSUs and deferred share units ("DSUs", and together with Stock Options, RSUs and PRSUs, "Awards") to eligible directors, officers, employees and consultants of the Company and its subsidiaries. The Equity Plan replaced the Company's prior stock option plan. The maximum number of Common Shares issuable pursuant to the Awards under the Equity Plan is equal to 10% of the issued and outstanding Common Shares from time to time.

The summary of the Equity Plan set out below is intended to be a brief description and is subject to and qualified in its entirety by the full text of the Equity Plan. Capitalized terms used in the following section "Summary of the Equity Plan" but not otherwise defined in this Information Circular have the meanings given to them in the Equity Plan.

Summary of the Equity Plan

All directors, officers, employees and consultants of Vizsla Silver and/or its affiliates (collectively, the "Service Providers") are eligible to receive awards under the Equity Plan, provided that only non-employee members of the Board shall be eligible to be granted DSUs. The purpose of the Equity Plan is to (i) develop the interest of Service Providers in the growth and development of Vizsla Silver through the issuance of awards to selected Service Providers; (ii) attract and retain valuable Service Providers to Vizsla Silver with a competitive compensation mechanism; and (iii) align the interests of the participants with those of Shareholders by devising a compensation mechanism which encourages the prudent maximization of distributions to Shareholders and long-term growth. The Equity Plan seeks to achieve these purposes by providing for awards in the form of Stock Options, RSUs, PRSUs, DSUs and dividend equivalent rights.

Financial Assistance

The Board may provide for financing broker dealers (including payment by the Company of commissions) and may establish procedures (including broker dealer assisted cashless exercise) for payment of Applicable Withholding Taxes.

Shares Available for Awards

The types of awards available under the Equity Plan include Options, RSUs, PRSUs, DSUs and dividend equivalent rights (collectively, "Awards"). The Equity Plan sets various maximums on the number of Shares available for issuance pursuant to the exercise or redemption, as applicable, of Awards granted under the Equity Plan, together with Shares issuable pursuant to all other security-based compensation arrangements of the Company (a "Comprehensive Award Number"). The overall Comprehensive Award Number shall not exceed 10% of the issued Shares outstanding from time to time. The overall Comprehensive Award Number for share-units only (ie. excluding Options) shall not exceed 5% of the issued Shares outstanding from time to time. The Comprehensive Award Number for any one participant shall not exceed 2.5% of the issued Shares outstanding from time to time. The Comprehensive Award Number for all insiders shall not exceed 10% of the issued Shares outstanding from time to time. The Comprehensive Award Number for all insiders within any one-year period under the Equity Plan shall not exceed 10% of the issued Shares outstanding from time to time. Each of the above stated limits are subject to certain adjustments provided in the Equity Plan.

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The Options are exercisable for a period of five years and will vest over the next two years and the RSUs will vest in three equal annual instalments commencing on the first anniversary of the grant date.  The DSUs vest immediately and will be exchanged for one common share of the Company upon the time that the Optionee ceases to hold their position as an independent director. These awards cannot be exercised until such time that shareholders of the Company have approved and ratified the Equity Plan and the grants. Should shareholders fail to approve the Equity Plan, these Awards will be cancelled forthwith.

The aggregate number of Shares issuable to directors of the Company who are not officers or employees of the Company under the Equity Plan and all of the Company's other security based compensation arrangements shall be limited to 1.5% of the issued and outstanding Shares (calculated on non-diluted basis) provided that the value of all Awards and, unless prior Board approval is received, all other security based compensation arrangements of the Company issuable to any one director who is not an officer or employee of the Company within any one year period shall not exceed a grant value of $100,000 of Options and $150,000 in total equity (together, the "Independent Director Limit"). Directors of the Company who are not officers or employees of the Company shall not be eligible to be granted RSUs or PRSUs pursuant to the Equity Plan.

Notwithstanding this, but subject to the other limitations set out in the Equity Plan, upon joining the board, an initial one-time award of Shares to a new director of the Company who is not an officer or employee of the Company, up to a maximum value of $100,000, shall be permissible and shall not be subject to the Independent Director Limit along with any awards made in lieu of cash fees as long as awards are made at an equivalent value to the cash fees for which the award is being exchanged.

Disclosure and rationale related to the initial one-time award shall be clearly provided in the Company's public disclosure documents for the year during which the award occurred.

Administration

The Equity Plan will be administered by the Board, or an independent committee of the Board which shall, from time to time, at its sole and absolute discretion: (i) interpret and administer the Equity Plan and Award Agreements; (ii) establish, amend and rescind any rules and regulations relating to the Equity Plan and Award Agreements; and (iii) make any other determinations that the Board deems necessary or desirable for the administration of the Equity Plan and Award Agreements.

Awards

Options

The Board may grant Options to Participants under the Equity Plan. The purchase price per Share purchasable under an Option (the "Exercise Price") will be determined by the Board and set out in the Award Agreement; provided, that the Exercise Price shall not be less than the trading price for such Shares at the time of the most recent close on the Toronto Stock Exchange at the time of grant of that Option.

The Board will determine the vesting conditions, the time or times at which an Option may be exercised (the "Exercise Period") in whole or in part, the date of expiry of the Exercise Period (the "Expiry Date") and the method or methods by which, and the form or forms in which payment of the Exercise Price with respect thereto may be made. The Expiry Date of any Option that is granted will not be more than ten years after the date an Option is granted.

If the Expiry Date for an Option occurs during a Blackout Period applicable to the relevant Participant, or within 10 business days after the expiry of a Blackout Restriction Period applicable to the relevant Participant, then the Expiry Date for that Option shall be the date that is the 10th business day after the expiry date of the Blackout Restriction Period.

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Restricted Share Units

The Board may grant RSUs to Participants under the Equity Plan, each of which will consist of the right to receive, at the sole discretion of the Board, one Share or the Cash Equivalent as at the date of redemption, subject to the terms of any applicable Award Agreement, and which are subject to such restrictions as the Board may impose, which restrictions may lapse separately or in combination at any time or times, in such instalments or otherwise, as the Board may deem appropriate. The Board may impose any conditions or restrictions on the vesting or redemption of RSUs as it may deem appropriate.

At the time of grant of a RSU, the Board shall specify the year of service of the Participant in respect of which the RSU is granted (the "RSU Service Year"). No vesting condition for a RSU shall extend beyond December 15 of the third calendar year following the RSU Service Year in respect of which the RSUs were granted. Subject to the terms of the Equity Plan, after any RSUs become Vested Restricted Share Units, on the date that is no less than three years following the end of the relevant RSU Service Year, or such other date determined by the Board, in its sole discretion, such Vested RSUs shall be redeemed, at the sole discretion of the Board, for the Cash Equivalent, Shares issued from treasury or a combination of the Cash Equivalent and Shares from treasury.

If the RSU Redemption Date for a RSU occurs during a Blackout Restriction Period applicable to the relevant Participant, or within 10 business days after the expiry of a Blackout Restriction Period applicable to the relevant Participant, then the RSU Redemption Date for that RSU shall be the date that is the 10th business day after the expiry date of the Blackout Restriction Period.

Performance Restricted Share Units

The Board may grant to a Participant PRSUs each of which will consist of the right to receive, at the sole discretion of the Board, one Share or the Cash Equivalent as at the date of redemption, subject to the terms of any applicable Award Agreement, and which are subject to such restrictions as the Board may impose, which restrictions may lapse separately or in combination at any time or times, in such instalments or otherwise, as the Board may deem appropriate. The Board may impose any conditions or restrictions on the vesting or redemption of PRSUs as it may deem appropriate.

At the time of grant of a PRSU, the Board shall specify the year of service of the Participant in respect of which the PRSU is granted (the "PRSU Service Year"). No vesting condition for a PRSU shall extend beyond December 15 of the third calendar year following the PRSU Service Year in respect of which the PRSUs were granted. Subject to the terms the Equity Plan, after any PRSUs become Vested Performance Share Units, on the date which is no less than three years following the end of the relevant PRSU Service Year, or such other date determined by the Board, in its sole discretion, such Vested Performance Share Units shall be redeemed, at the sole discretion of the Board, for the Cash Equivalent, Shares issued from treasury or a combination of the Cash Equivalent and Shares from treasury.

If the Performance Share Unit Redemption Date for a PRSU occurs during a Blackout Restriction Period applicable to the relevant Participant, or within 10 business days after the expiry of a Blackout Restriction Period applicable to the relevant Participant, then the Performance Share Unit Redemption Date for that PRSU shall be the date that is the 10th business day after the expiry date of the Blackout Restriction Period.

Deferred Share Units

The Board may grant to non-employee members of the Board DSUs, which may have all of the rights and restrictions that may be applicable to PRSUs or RSUs, except that the DSUs may not be redeemed until the Participant has ceased to hold all offices, employment and directorships with the Company and all affiliates of the Company.

No payment shall be made in respect of a DSU until after the earliest time of: (i) the Participant's death; or (ii) the latest time that the Participant ceases to be an employee, officer or director of the Company or any affiliate of the Company (each, a "Triggering Event"). After the occurrence of a Triggering Event in respect of a Participant, on December 15th of the calendar year commencing immediately after the date of the Triggering Event, or such other date determined by the Board, in its sole discretion (the "Deferred Share Unit Redemption Date"), the Vested Deferred Share Units credited to the Participant's Deferred Share Unit Account shall be redeemed, at the sole discretion of the Board, in cash, Shares issued from treasury or a combination of both cash and Shares from treasury.

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If the Deferred Share Unit Redemption Date for a DSU occurs during a Blackout Restriction Period applicable to the relevant Participant, or within 10 business days after the expiry of a Blackout Restriction Period applicable to the relevant Participant, then the Deferred Share Unit Redemption Date for that DSU shall be the date that is the 10th business day after the expiry date of the Blackout Restriction Period.

Dividend Equivalent Rights

The Board may grant eligible Participants the rights described below as Dividend Equivalent Rights. Unless otherwise determined by the Board in its sole discretion or as may otherwise be set out in the applicable Award Agreement, on the payment date for cash dividends paid on Shares (the "Dividend Payment Date"), each Participant's Restricted Share Unit Account, Performance Share Unit Account and/or Deferred Share Unit Account, as applicable, shall be credited with additional RSUs, PRSUs or DSUs, as applicable, in respect of RSUs, PRSUs or DSUs, as applicable, credited to and outstanding in the Participant's Account as of the record date for payment of such dividends (the "Dividend Record Date").

The number of such additional RSUs, PRSUs or DSUs, as applicable, to be credited to the Participant's Account(s) will be calculated by dividing the total amount of the dividends that would have been paid to such Participant if the RSUs, PRSUs or DSUs, as applicable, in the Participant's Account, as of the Dividend Record Date, were Shares, by the Fair Market Value of a Share on the Dividend Payment Date, with the "Fair Market Value" being: (1) with respect to any property other than Shares, RSUs, PRSUs or DSUs, the fair market value of that property determined by those methods or procedures as may be established from time to time by the Company, acting reasonably; and (2) with respect to any Shares, RSUs, PRSUs or  DSUs, the volume weighted average trading price for such Shares or the number of Shares underlying such RSUs, PRSUs or DSUs, as applicable, on the Principal Market for the five days preceding the date of reference on which the Shares traded.

Cessation of Employment and Forfeitures

Options

If, prior to the expiry of any Options, a Participant ceases to be a Service Provider by reason of death or long-term disability of such Participant, then: (a) all outstanding unvested Options granted to such Participant shall immediately and automatically terminate other than those Options which would have vested within the one-year period following the date of such termination if such termination had not occurred, which Options shall be deemed to be vested upon such termination; and (b) only such Participant or the person or persons to whom such Participant's rights under the Options pass by such Participant's will or applicable law shall have the right to exercise part or all of such Participant's outstanding and vested Options at any time up to and including the earlier of: (i) the date which is one year following the date of death or long term disability; or (ii) the Expiry Date of such Options.

If, prior to the expiry of any Options, a Participant ceases to be a Service Provider for any other reason, then: (a) all outstanding unvested Options granted to such Participant shall immediately and automatically terminate; and (b) such Participant shall have the right to exercise part or all of his or her outstanding vested Options at any time up to and including the earlier of: (i) the date which is 90 days following the date of such termination, resignation or cessation of employment; and (ii) the Expiry Date of the vested Options.

Restricted Share Units and Performance Share Units

If, prior to the Redemption Date of any PRSUs or RSUs, a Participant ceases to be a Service Provider for any reason whatsoever, including termination of his employment by his employer for cause or voluntary resignation, but excluding the circumstances described below, all PRSUs and RSUs of such Participant shall be immediately forfeited upon such event, all rights of the Participant under the Equity Plan shall terminate and no cash shall be payable at any time in lieu of such forfeited PRSUs and RSUs.

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If, prior to the Redemption Date of any PRSUs or RSUs, a Participant ceases to be a Service Provider by reason of death, long term disability, retirement from active employment or for any other reason as may be specifically approved by the Board, the Equity Plan in all respects shall continue with respect to such Participant's PRSUs and RSUs and the Participant, or the person or persons to whom the PRSUs and RSUs pass by the Participant's will or applicable law shall be entitled to redeem and receive payment for such PRSUs and RSUs that such Participant is entitled to on each applicable Redemption Date in accordance with the terms of the Equity Plan.

If, prior to the Redemption Date of any PRSUs or RSUs, a Participant ceases to be a Service Provider by reason of termination of his employment without cause then the Participant shall be entitled to redeem and receive payment for each PRSU and RSU that such Participant would have been entitled to in accordance with the terms of the Equity Plan if the applicable Redemption Date of the PRSU or RSU falls within the notice period provided to the Participant by the Corporation on termination of his employment; however, if the applicable Redemption Date of the PRSU or RSU falls outside the notice period, then the PRSU or RSU shall be immediately forfeited. Further provided, however, that in the event that any PRSUs or RSUs are subject to performance criteria, the Board shall consider the extent of satisfaction of such performance criteria in determining the number of RSUs or PRSUs that shall vest.

Transferability

No Award, and no right under any such Award, may be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by a Participant otherwise than by will, by the laws of descent or by the designation of a Beneficiary by a Participant. Each Award, and each right under any Award, will be exercisable during the Participant's lifetime only by the Participant or, if permissible under applicable law, by the Participant's guardian or legal representative.

Capital Changes, Corporate Transactions and Change of Control

The Equity Plan contains provisions for the equitable treatment of Awards in relation to any dividend or other distribution (whether in the form of cash, Shares, other securities or other property), recapitalization, share split, share dividend, reverse share split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase or exchange of Shares or other securities of the Company, issuance of warrants or other rights to purchase Shares or other securities of the Company, or other similar corporate transactions or events that affect the Shares of the Company.

In the event of a Change in Control, the Board may provide that: (1) the successor corporation or entity will assume each Award or replace it with a substitute Award on terms substantially similar to the existing Award; (2) the Awards will be surrendered for a cash payment made by the successor corporation or entity equal to the Fair Market Value thereof; or (3) any combination of the foregoing.

In order for vesting of instruments to be accelerated following a change of control, the proposed Equity Plan contains a requirement that the relationship between the parties either a) be terminated without cause by the Company (or the continuing entity), or b) be terminated for reasons that are similar to constructive dismissal by the plan-participant.

Amendment and Termination of the Equity Plan

The Board may amend, alter, suspend, discontinue, or terminate the Equity Plan without the consent of any Shareholder, Participant, other holder or Beneficiary of an Award, provided that any amendment, alteration, suspension, discontinuation, or termination that would impair the rights of any Participant or holder or Beneficiary of any Award previously granted, will not to that extent be effective without the consent of the Participant or holder or Beneficiary of an Award. However, without the approval of the Shareholders, no amendment, alteration, suspension, discontinuation, or termination will be made that would:

• increase the total number of Shares available for Awards under the Equity Plan, except pursuant to an equitable adjustment or Change of Control;

• reduce the exercise price or extend the term of any Award;

• have the effect of cancelling any Awards and concurrently reissuing such Awards on different terms;

• remove or exceed the individual participation limits;

• remove or exceed the insider participation limits;

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• modify or amend the limits to the number of Shares issuable to directors of the Company who are not officers or employees;

• increase limits imposed on the participation of directors that are not officers or employees of the Company;

• otherwise cause the Equity Plan to cease to comply with any tax or regulatory requirement, including for these purposes any approval or other requirement;

• have the effect of amending the amendment provisions of the Equity Plan;

• modify or amend the provisions of the Equity Plan in any manner which would permit Awards, including those previously granted, to be transferable or assignable in a manner otherwise than as provided for by the Equity Plan; or

• change the eligible Service Providers under the Equity Plan which would have the potential of broadening or increasing insider participation;

provided that Shareholder approval will not be required for any of the following types of amendments:

• amendments of a "housekeeping" nature (including, without limitation, to clarify the meaning of an existing provision of the Equity Plan, correct or supplement any provision of the Equity Plan that is consistent with any other provision of the Equity Plan, correct any grammatical typographical errors or amend the definitions in the Equity Plan regarding administration of the Equity Plan); or

• a change to the termination provisions of Options which does not entail an extension beyond the original Expiry Date.

As of April 30, 2026, there were 351,018,130 Common Shares issued and outstanding, 16,325,000 Stock Options outstanding, 2,149,334 RSUs issued and 1,480,500 PRSUs issued. There were 14,296,979 Common Shares available for future LTIP grants under the Equity Plan.

Long-Term Incentive Grants in Fiscal Year Ended April 30, 2026

The following table outlines LTIP grants made to NEOs between May 1, 2025 and April 30, 2026. The Company issued a combination of Stock Options, RSUs and PRSU.  These grants were issued taking into consideration the overall performance of the Company, the individual's performance, the increase of the market capitalization, the success of the drilling programs and the advancement of the Panuco-Copala Project.

NEO	Stock Options			RSUs			PRSUs
	Date of Grant	Number of Options Granted	Exercise Price	Date of Grant	Number of RSUs Granted	Price of RSUs	Date of Grant	Number of PRSUs Granted	Price of PRSUs
Michael Konnert	May 1, 2025[1]	500,000	$2.90	May 1, 2025[2]	300,000	$2.90	Sept.17, 2025[3]	100,000	$2.34
Mahesh Liyanage	May 1, 2025[1]	400,000	$2.90	May 1, 2025[2]	150,000	$2.90	Sept.17, 2025[3]	60,000	$2.34
Simon Cmrlec	May 1, 2025[1]	400,000	$2.90	May 1, 2025[2]	200,000	$2.90	Sept.17, 2025[3]	90,000	$2.34
Michael Pettingell	May 1, 2025[1]	300,000	$2.90	May 1, 2025[2]	100,000	$2.90	Sept.17, 2025[3]	55,000	$2.34
Jesus Velador	May 1, 2025[1]	300,000	$2.90	May 1, 2025[2]	100,000	$2.90	Sept.17, 2025[3]	55,000	$2.34

1 These Stock Options will expire May 1, 2030, and vest over 24 months.

2 These RSUs will expire May 1, 2028 and vest over 36 months.

3 The performance condition attached to these PRSUs was met on November 12, 2025, therefore the PRSUs will vest over 36 months thereafter and expire November 12, 2028

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The following table displays the fair value of the awards granted to each NEO during the year ended April 30, 2026:

Name	Award type	Granted during the year	Fair value $	$
Michael Konnert	Stock Options	500,000	$ 1.77	$ 885,588
	RSUs	300,000	$ 2.85	$ 855,000
	PRSUs	300,000	$ 6.64	$1,992,000
Mahesh Liyanage	Stock Options	400,000	$ 1.77	$ 708,471
	RSUs	150,000	$ 2.85	$ 427,500
	PRSUs	150,000	$ 6.64	$ 996,000
Simon Cmrlec	Stock Options	400,000	$ 1.77	$ 708,471
	RSUs	200,000	$ 2.85	$ 570,000
	PRSUs	75,000	$ 6.64	$ 498,000
Michael Pettingell	Stock Options	300,000	$ 1.77	$ 531,353
	RSUs	100,000	$ 2.85	$ 285,000
	PRSUs	100,000	$ 6.64	$ 664,000
Jesus Velador	Stock Options	300,000	$ 1.77	$ 531,353
	RSUs	100,000	$ 2.85	$ 285,000
	PRSUs	100,000	$ 6.64	$ 664,000

The Board has adopted a Disclosure & Insider Trading Policy which includes the prohibition of hedging and derivative trading for members of the Board and senior Management of the Company. During the most recently completed financial year no NEO or Director, directly or indirectly, purchased any financial instruments or employed a strategy to hedge or offset a decrease in market value of equity securities granted as compensation or held.

The Compensation Committee considered the implications of the risks associated with the Company's compensation policies and practices and concluded that, given the nature of the Company's business and the role of the Compensation Committee in overseeing the Company's executive compensation practices, the compensation policies and practices do not serve to encourage any NEO to take inappropriate or excessive risks, and no risks were identified arising from the Company's compensation policies and practices that are reasonably likely to have a material adverse effect on the Company.

Employee Pension, Benefits and Perquisites

Employees of the Company, including NEOs, are entitled to participate in the Company's benefits program, including medical, dental, disability and life insurance which is in line with organizations of a similar size. The Company does not believe that perquisites and benefits should represent a significant portion of the compensation package for NEOs.

The Company does not have any pension, retirement, defined benefit, defined contribution, or deferred compensation plans that provides for payments or benefits to its Directors and NEOs in connection with retirement and none are proposed at this time.

Performance Graph

The following graph compares the annual percentage change in the Company's cumulative total Shareholder return ("TSR") based on the assumption that C$100 was invested in the Company's Common Shares on April 30, 2021, against the cumulative total shareholder return of the S&P/TSX Composite Total Return Index, and S&P/TSX Global Mining Index for the five most recently completed financial years of the Company ended April 30, 2026.

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Date	TSR	S&P/TSX Global Mining Index	S&P/TSX Composite Total Return Index	TSX Venture Composite Index
April 30, 2021	100	100	100	100
April 30, 2022	114	108	109	85
April 30, 2023	108	106	108	64
April 30, 2024	99	110	114	61
April 30, 2025	161	120	130	68
April 30, 2026	255	219	178	104

The Company's executive compensation is based on several factors including, but not limited to, the demand for and supply of skilled professionals in the resource industry generally, individual performance, the Company's performance, and other factors. The trading price of the common shares on the TSX and the NYSE is subject to fluctuations based on several factors, many of which are beyond the control of the Company and its executives. These include, among other things, market perception of the Company's ability to achieve planned growth or results, trading volume of the Company's Common Shares, and changes in general conditions in the economy and financial markets. That being said, a significant portion of the NEO's total compensation has been tied to equity-based awards through Stock Options which are considered at-risk and long-term performance-based. It also means that the compensation realized by NEOs is greatly tied to the performance of Vizsla Silver's Common Shares.

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Summary Compensation Table for NEOs

The following table sets forth compensation awarded, earned or paid to the NEOs of the Company for the three most recently completed financial years:

Named Executive Officer	Year	Salary/consulting fee ($)	Bonus [2] ($)	Share based awards [3] ($)	Pension value ($)	Option based awards [1] ($)	Value of all other compensation ($)	Total compensation ($)
Michael Konnert	2026	636,667	708,263	592,624	-	1,067,983	-	3,005,537
	2025	435,000	600,000	180,105	-	1,632,536	-	2,847,641
	2024	375,000	412,500	127,735	-	1,160,668	-	2,075,903
Mahesh Liyanage	2026	423,333	389,813	299.041	-	745,204	-	1,857,391
	2025	266,667	240,075	89,971	-	793,155	-	1,389,868
	2024	220,000	179,025	37,469	-	489,403	-	925,897
Simon Cmrlec	2026	536,667	582,400	554,209	-	891,870	-	2,565,146
	2025	401,667	540,000	457,552	-	1,272,522	-	2,671,741
	2024	N/A	N/A	N/A	-	N/A	N/A	N/A
Michael Pettingell	2026	265,000	203,985	39,171	-	514,748	-	1,022,904
	2025	237,500	201,960	94,368	-	444,021	-	977,849
	2024	240,000	161,672	438,951	-	60,096	-	1,000,282
Jesus Velador	2026	290,000	142,100	220,716	-	514,748	-	1,167,564
	2025	248,333	118,300	107,768	-	419,427	-	893,828
	2024	227,500	103,080	371,330	-	89,111	-	791,021

1 Option-based awards are valued using the Black-Scholes option pricing model, which is in accordance with IFRS, for consistency with the accounting valuation. For option-based awards, the fair value of the awards at the grant date reflects the number of Stock Options awarded multiplied by the accounting fair value price.

The Black-Scholes value is calculated as part of a requirement by IFRS to establish the fair value the Stock Options at the time of the grant.  This calculation is not the determining factor when granting Stock Options.  The Stock Options are granted based on the performance and retention of key individuals.

	2026	2025	2024
Exercise price	$2.90	$2.24	$1.36 to $1.74
Risk free rate	2.70%	3.41%	3.29% to 3.99%
Volatility estimate	75%	75%	63% to 96.24%
Expected life	5 years	5 years	2 to 5 years
Dividend rate	-	-	-
Per option value	$1.77	$1.49	$0.54 to $1.43

2 Short-term incentives are granted based on performance.
3 Share Based Awards displays the fair value, recognized on April 30, 2026, for the RSUs that were awarded on May 1, 2025.

Outstanding Share-Based Awards and Option-Based Awards

The following table displays all awards outstanding for each NEO at the end of April 30, 2026.

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Named Executive officer	Option-Based Awards				Share-Based Awards
	# of securities underlying unexercised options	Option exercise price	Option expiry date	Value of unexercised in- the-money options [1]	# of shares or units that have not vested	Market or payout value of share-based awards that have not vested	Market or payout value of vested share-based awards not paid out or distributed
Michael Konnert	250,000 500,000 - 500,000 - 1,000,000 - 1,200,000 500,000	$2.20 $2.23 - $1.59 - $1.59 - $2.24 $2.90	22-Jun-2026 24-Sep-2026 12-Jun-2027 10-Feb-2028 1-May-2028 19-May-2028 12-Nov-2028 12-Jun-2029 1-May-2030	$612,500 $1,210,000 - $1,530,000 - $3,060,000 - $2,892,000 $875,000	- - 66,667 - 300,000 - 300,000 - -	- - $310,001[2] - $1,395,000[2] - $1,395,000[3] - -	N/A N/A N/A N/A N/A N/A N/A N/A N/A
Mahesh Liyanage	225,000 240,000 - 325,000 - 350,000 - 600,000 400,000	$2.20 $2.23 - $1.59 - $1.59 - $2.24 $2.90	22-Jun-2026 24-Sep-2026 12-Jun-2027 10-Feb-2028 1-May-2028 19-May-2028 12-Nov-2028 12-Jun-2029 1-May-2030	$551,250 $580,000 - $994,500 - $1,071,000 - $1,446,000 $700,000	- - 40,000 - 150,000 - 150,000 - -	- - $186,000[2] - $697,500[2] - $697,500[3] - -	N/A N/A N/A N/A N/A N/A N/A N/A N/A
Simon Cmrlec	- - - - 875,000 400,000	- - - - $2.24 $2.90	1-Apr-2027 12-Jun-2027 1-May-2028 12-Nov-2028 12-Jun-2029 1-May, 2030	- - - - $2,108,750 $700,000	106,000 60,000 200,000 75,000 - -	$492,900[2] $279,000[2] $930,000[2] $348,750[3] - -	N/A N/A N/A N/A N/A N/A
Michael Pettingell	- - - 300,000 300,000	- - - $2.24 $2.90	12-Jun-2027 1-May-2028 12-Nov-2028 12-Jun-2029 1-May-2030	- - - $723,000 $525,000	36,667 100,000 100,000 - -	$170,501[2] $465,000[2] $465,000[3] - -	N/A N/A N/A N/A N/A
Jesus Velador	- - - 300,000 300,000	- - - $2.24 $2.90	12-Jun-2027 1-May-2028 12-Nov-2028 12-Jun-2029 1-May-2030	- - - $723,000 $525,000	36,667 100,000 100,000 - -	$170,501[2] $465,000[2] $465,000[3] - -	N/A N/A N/A N/A N/A

1 Represents the difference between the market value of the Common Shares underlying the options and the exercise price, based on $4.65 which was the closing price of the Common Shares on the TSX on April 30, 2026.

2 Represents the market value of the Common Shares underlying the RSUs, that were awarded on April 1, 2024, June 12, 2024 and May 1, 2025, based on $4.65 which was the closing price of the Common Shares on the TSX on April 30, 2026.

3 Represents the market value of the Common Shares underlying the PRSUs, that were awarded on June 12, 2024 and May 1, 2025, based on $4.65 which was the closing price of the Common Shares on the TSX on April 30, 2026.

Value Vested or Earned During the Year Ended April 30, 2026

Named Executive Officer	Option-Based Awards - Value vested during the year[1]	Share-Based Awards - Value vested during the year	Non-Equity Incentive Plan Compensation - Value earned during the year
Michael Konnert	$2,633,200	$162,850	N/A
Mahesh Liyanage	$1,316,900	$70,864	N/A
Simon Cmrlec	$1,861,800	$272,090	N/A
Michael Pettingell	$616,200	$82,611	N/A
Jesus Velador	$616,200	$102,490	N/A

40

1 Represents the dollar value, by which the value of Common Shares exceeded the exercise price on the day the options vested, that would have been realized if the options had been exercised on the vesting date based on the closing price of the Common Shares on the TSX less the exercise price of the options.

During the year ended April 30, 2026, 3,353,000 options were exercised by NEOs with weighted average exercise price of $1.86 for proceeds of $6,237,421, and no options were canceled.

Termination and Change of Control Benefits

In the event that a NEO is terminated for cause, then no payment or incremental benefits are due to the NEO.

In the event that a NEO is terminated by Vizsla Silver without cause, resigns with Good Cause, or if the employment is terminated following a Change of Control, the NEO may be eligible to certain entitlements as described below.

On termination without cause, resignation for Good Cause, or following a Change of Control, each NEO shall be paid severance consisting of a specified number of months of:

  current salary
  continuation of health benefits, and
  highest monthly short-term incentive amount from the three preceding years;

The NEO shall also be entitled to receive the highest monthly short-term incentive amount received in the three preceding years, prorated for months worked during the year up to the termination date.

In the event of a Change of Control, Stock Options that are outstanding at the time of the occurrence of such event shall become immediately vested and fully exercisable. In the case of equity issued through RSUs, all RSUs at the time of termination following a Change of Control shall become vested RSUs and each participant shall be entitled to payouts in accordance with the terms of the Equity Plan.

For clarity:

  "Good Cause" means the resignation, other than on a purely voluntary basis, as a result of the occurrence of one or more of the following events without the NEO's consent: constructive dismissal, a significant reduction of compensation, title, or role, relocation of more than 100 kilometers, or a material reduction in the NEO's responsibilities.
  "Change of Control" means a) the acquisition of 50% of Vizsla's common shares by a person or a group of persons acting jointly or in concert, b) the removal, or failure to elect 50% or more of the members of the Board who were nominated by the Company's Board at the nearest Annual General Meeting, or c) the sale of substantially all the assets of the Company.
Named Executive Officer	Without Cause or For Good Cause	Following a Change of Control
Michael Konnert	12 months	24 months
Mahesh Liyanage	12 months	24 months
Simon Cmrlec	12 months	24 months
Michael Pettingell	3 months	12 months
Jesus Velador	1 month	-

The table below summarizes the estimated incremental payments related to termination scenarios under each Senior Executive Agreement assuming the events occurred on April 30, 2026.

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Named Executive Officer	Type of Termination	Base Salary ($)	Performance Bonus ($) [1]	Other ($)	Total ($)
Michael Konnert	Without Cause or for Good Cause	636,667	700,333	-	1,337,001
	Following a Change of Control	1,27,334	1,400,667	-	2,674,001
Mahesh Liyanage	Without Cause or for Good Cause	423,333	338,666	-	761,999
	Following a Change of Control	846,666	677,333	-	1,523,999
Simon Cmrlec	Without Cause or for Good Cause	536,667	536,667	-	1,073,334
	Following a Change of Control	1,073,334	1,073,334	-	2,146,668
Michael Pettingell	Without Cause or for Good Cause	66,250	39,750	-	106,000
	Following a Change of Control	265,000	159,000	-	424,000
Jesus Velador	Without Cause or for Good Cause	24,167	9,667	-	33,833
	Following a Change of Control	-	-	-	-

1 NEOs are entitled to receive a short-term incentive amount, prorated for months worked during the year up to the termination date.  As this amount would vary depending on the time of year that the termination of employment was to occur, an estimate of that amount it is not included in the above figure.

Director Compensation

Cash Retainers

Outlined in the table below is a summary of the cash retainers approved by the Board for 2025 and 2026. Considering the results of benchmarking analysis by Bedford, the Board approved adjustments for 2026 to position director compensation more competitively within the peer group and reflect the evolution of Vizsla Silver as a company which has increased the roles and responsibilities of Board members. Cash retainers are payable in cash or equity on a quarterly basis.

Director Compensation	2026		2025
	Chair Annual Retainer	Member Annual Retainer	Chair Annual Retainer	Member Annual Retainer
Board of Directors	$130,000	$75,000	$100,000	$50,000
Audit and Risk Committee	$25,000	$5,000	$15,000	$5,000
Compensation Committee	$20,000	$5,000	$10,000	$3,000
Technical Committee	$15,000	$5,000	$9,000	$3,000
Corporate Governance & Nominating	$15,000	$5,000	$9,000	$3,000

Equity Compensation

The Non-Executive Directors of the Company are primarily compensated by way of Stock Options, DSUs and directors' fees.

The following table outlines the value of equity compensation granted to Non-Executive Directors in the form of Stock Options during the Fiscal Year Ended April 30, 2026.

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Director	Date of Grant	Number of Stock Options Granted	Exercise Price
Craig Parry	1-May-2025[1]	150,000	$2.90
Harry Pokrandt	1-May-2025[1]	100,000	$2.90
David Cobbold	1-May-2025[1]	100,000	$2.90
Eduardo Luna	1-May-2025[1]	100,000	$2.90
Suki Gill	1-May-2025[1]	100,000	$2.90

1 These options expire on May 1, 2030, and vest over 24 months.

The following table displays the fair value of the awards granted to each director during the year ended April 30, 2026:

Name	Award type	Granted during the year	Fair value $	$
Craig Parry	Stock Options	150,000	$ 1.77	$ 265,677
	DSUs	100,000	$ 2.85	$ 285,000
Suki Gill	Stock Options	100,000	$ 1.77	$ 177,118
	DSUs	150,000	$ 2.85	$ 427,500
Harry Pokrandt	Stock Options	100,000	$ 1.77	$ 177,118
	DSUs	150,000	$ 2.85	$ 427,500
David Cobbold	Stock Options	100,000	$ 1.77	$ 177,118
	DSUs	150,000	$ 2.85	$ 427,500
Eduardo Luna	Stock Options	100,000	$ 1.77	$ 177,118
	DSUs	150,000	$ 2.85	$ 427,500

Summary Compensation Table for Directors

The following table sets forth all amounts of compensation provided to the directors of the Company (other than directors who are NEOs) during the financial year ended April 30, 2026. For directors who are NEOs, see "Summary Compensation Table for NEOs" above.

Name	Salary, consulting fee, retainer, or commission ($)	Bonus [7] ($)	Committee or meeting fees ($)	Pension value ($)	Option based awards[6] ($)	Share based awards[8] ($)	Value of all other compensation ($)	Total compensation ($)
Craig Parry[1]	205,000	-	25,000	-	265,677	712,500	-	1,208,177
Harry Pokrandt[2]	75,000	-	15,000	-	177,118	427,500	-	694,618
David Cobbold[3]	75.000	-	20,000	-	177,118	427,500	-	699,618
Eduardo Luna[4]	75.000	-	15,000	-	177,118	427,500	-	694,618
Suki Gill[5]	75,000	-	35,000	-	177,118	427,500	-	714,618

1 Craig Parry has been the Chairman since December 18, 2018.

2 Harry Pokrandt has been an independent director since November 23, 2021.

3 David Cobbold has been an independent director since December 8, 2022.

4 Eduardo Luna has been an independent director since November 15, 2023.

5 Suki Gill has been an independent director since April 12, 2024.

6 Option-based awards are valued using the Black-Scholes option pricing model, which is in accordance with IFRS, for consistency with the accounting valuation. For option-based awards, the fair value of the awards at the grant date reflects the number of options awarded multiplied by `the accounting fair value price.

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2026
Exercise price	$2.90
Risk free rate	2.70%
Volatility estimate	75%
Expected life	5 years
Dividend rate	-
Per option value	$1.77

7 The Company does not have any Long-term non-equity compensation available for directors.
8 Share-Based Awards represent the grant date fair market value of DSUs, as determined by the Board at the time of grant and based on the market price of the Common Shares of the Company on May 1, 2025.

Outstanding Share-Based Awards and Option-Based Awards

The following table displays all awards outstanding for each Director at the end of April 30, 2026.

Name	Option-Based Awards				Share-Based Awards
	# of securities underlying unexercised options	Option exercise price	Option expiry date	Value of unexercised in- the-money options [1]	# of shares or units that have not vested	Market or payout value of share-based awards that have not vested	Market or payout value of vested share-based awards not paid out or distributed
Craig Parry	325,000 600,000 240,000 350,000 - 150,000	$0.14 $2.22 $2.23 $2.24 - $2.90	26-Feb-2029 22-Jun-2026 24-Sep-2026 12-Jun-2029 - 1-May-2030	$1,465,750 $1,458,000 $580,800 $843,500 - $262,500	- - - 250,000 -	- - - $1,162,500 -	N/A
Suki Gill	225,000 - 100,000	$2.24 - $2.90	12-Jun-2029 - 1-May-2030	$542,250 - $175,000	- 150,000 -	- $697,500 -	N/A
Harry Pokrandt	200,000 50,000 110,000 225,000 - 100,000	$2.43 $1.72 $1.60 $2.24 - $2.90	01-Feb-2027 02-Jun-2027 19-May-2028 12-Jun-2029 - 1-May-2030	$444,000 $146,500 $335,500 $542,250 - $175,000	- - - - 150,000 -	- - - - $697,500 -	N/A
David Cobbold	100,000 100,000 325,000 - 100,000	$1.59 $1.59 $2.24 - $2.90	10-Feb-2028 19-May-2028 12-Jun-2029 - 1-May-2030	$306,000 $306,000 $783,250 - $175,000	- - - 150,000 -	- - - $697,500 -	N/A
Eduardo Luna	200,000 225,000 - 100,000	$1.35 $2.24 - $2.90	15-Nov-2028 12-Jun-2029 - 1-May-2030	$660,000 $542,250 - $175,000	- - 150,000 -	- - $697,500 -	N/A

1 Represents the difference between the market value of the Common Shares underlying the options and the exercise price, based on $4.65 which was the closing price of the Common Shares on the TSX on April 30, 2026.

2 Represents the market value of the Common Shares underlying the DSUs, that were awarded on June 12, 2024 and May 1, 2025, based on $4.65 which was the closing price of the Common Shares on the TSX on April 30, 2026.

Value Vested or Earned During the Year Ended April 30, 2026

Name	Option-Based Awards - Value vested during the year [1] $	Share-Based Awards - Value vested during the year $	Non-Equity Incentive Plan Compensation - Value earned during the year $
Craig Parry	675,700	25,006	-
Suki Gill	391,150	-	-

44

Name	Option-Based Awards - Value vested during the year [1] $	Share-Based Awards - Value vested during the year $	Non-Equity Incentive Plan Compensation - Value earned during the year $
Harry Pokrandt	429,870	16,670	-
David Cobbold	574,950	16,670	-
Eduardo Luna	462,350	-	-

1 Represents the dollar value, by which the value of Common Shares exceeded the exercise price on the day the options vested, that would have been realized if the options had been exercised on the vesting date based on the closing price of the Common Shares on the TSX less the exercise price of the options.

During the year ended April 30, 2026, 600,000 options were exercised by Directors with weighted average exercise price of $1.50 for proceeds of $898,000, and no options were canceled.

Director Share Ownership

In an effort to align the interests of the Board with those of the Company's Shareholders, the Company has adopted an Equity Ownership Policy pursuant to which all independent directors are subject to a minimum share ownership with a value equal to three times the annual Board retainer.  The table bellow reflects the value of share ownership of the independent directors as of April 30, 2026:

Name	Number of Common Shares Owned	FMV of Common(1) ($)	Number of DSUs	FMV of DSUs(1) ($)	Was the Share Ownership Requirement Met
Craig Parry	4,987,097	23,190,001	250,000	1,162,500	Yes
Harry Pokrandt	552,803	2,570,533	150,000	697,500	Yes
David Cobbold	100,001	465,004	150,000	697,500	Yes
Eduardo Luna	-	-	150,000	697,500	Yes
Suki Gill	-	-	150,000	697,500	Yes

(1) Represents the fair market value of the Common Shares underlying the Common Shares and the Common Shares underlying the DSUs, based on $4.65 which was the closing price of the Common Shares on the TSX on April 30, 2026.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out information on the Company's equity compensation plans under which Common Shares are authorized for issuance as at April 30, 2026, at which time there were 351,018,130 Common Shares issued and outstanding.

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Equity Incentive Compensation Plan Categories	Number of Securities to be issued upon exercise of outstanding options, warrants and rights (#)	Weighted average exercise price of outstanding options, warrants and rights ($)	Number of securities remaining available for future issuance under equity compensation plans (#)
Equity compensation plans approved by the Shareholders (Equity Plan)	20,759,836	$2.55	14,341,977
Equity compensation plans not approved by Shareholders	-	-	-

1 The Company is authorized to issue Stock Options, RSUs, DSUs and PRSUs up to 10% of its issued and outstanding Common Shares.

ANNUAL BURN RATE

The following table sets out the annual burn rate of the Company's security-based compensation arrangements under which Common Shares are issuable, being the number of securities granted annually under the Equity Plan expressed as a percentage of the weighted average number of common shares outstanding.

Burn Rate
	2026	2025	2024
Number of Awards	8,134,500	6,825,000	4,818,000
Weighted average number of Common Shares outstanding	338,886,497	267,326,705	212,050,953
Burn Rate	2%	3%	2%

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date of this Information Circular and at all times, no executive officer, director, employee or former executive officer, director or employee of Vizsla Silver or any of its subsidiaries is or has been indebted to Vizsla Silver, or any of its subsidiaries, nor are or have any of these individuals been indebted to another entity, which indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Vizsla Silver, or its subsidiaries.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No director or executive officer of Vizsla Silver or any proposed nominee for election as a director of Vizsla Silver, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, since the beginning of the Company's last financial year in matters to be acted upon at the Meeting, other than the election of directors, the appointment of auditors and the ratification of the Shareholder Rights Plan.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

None of the directors or executive officers of Vizsla Silver, proposed nominee for election as a director of Vizsla Silver, persons beneficially owning, directly or indirectly, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares of Vizsla Silver nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction which has or will materially affect Vizsla Silver, as disclosed in the Company's audited consolidated financial statements and Management's Discussion and Analysis for the last financial year.

MANAGEMENT CONTRACTS

Except as set out herein, there are no management functions of Vizsla Silver that are to any substantial degree performed by a person or company other than the directors or executive officers of Vizsla Silver.

ADDITIONAL INFORMATION

Additional information relating to Vizsla Silver including audited consolidated financial statements and Management's Discussion and Analysis for the year ended April 30, 2026 is available under the Company's profile on SEDAR+ and upon request from Vizsla Silver at Suite 1723, 595 Burrard Street, Vancouver, British Columbia, V7X 1J1, telephone no.: 1-604-364-2215 or email: info@vizslasilver.ca. Copies of documents referred to above will be provided, upon request, free of charge to Shareholders of Vizsla Silver. Vizsla Silver may require the payment of a reasonable charge from any person or company who is not a Shareholder of Vizsla Silver, who requests a copy of any such document.

46

OTHER BUSINESS

Management is not aware of any matters to come before the Meeting other than those set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the Proxy to vote the Common Shares represented thereby in accordance with their best judgment on such matter.

APPROVAL OF BOARD

The contents of this Information Circular have been approved, and its mailing has been authorized by the Board of the Company.

DATED at Vancouver, British Columbia, on August 27, 2026.

BY ORDER OF THE BOARD OF DIRECTORS

"Michael Konnert"

Michael Konnert

President, Chief Executive Officer, and Director

47

APPENDIX "A"

SHAREHOLDER RIGHTS PLAN

48

AMENDED AND RESTATED

SHAREHOLDER RIGHTS PLAN AGREEMENT

MADE AS OF

OCTOBER 8, 2026

BETWEEN

VIZSLA SILVER CORP.

AND

ODYSSEY TRUST COMPANY

AMENDED AND RESTATED SHAREHOLDER RIGHTS PLAN AGREEMENT

THIS SHAREHOLDER RIGHTS AGREEMENT made as of September 8, 2023. and amended and restated on October 8, 2026.

BETWEEN:

VIZSLA SILVER CORP., a company incorporated under the laws of British Columbia (hereinafter referred to as the "Corporation")

AND

ODYSSEY TRUST COMPANY, a company governed under the laws of Canada (hereinafter referred to as the "Rights Agent")

WHEREAS the board of directors of the Corporation determined that it was advisable and in the best interest of the Corporation to adopt and maintain a shareholder rights plan to take effect on September 8, 2023  (the "Original Agreement") in order to: (a) ensure, to the extent possible, that all holders of Common Shares (as defined herein) and the Board of Directors (as defined herein) have adequate time to consider and evaluate any unsolicited Take-over Bid (as defined herein) for the Common Shares; (b) provide the Board of Directors with adequate time to identify, solicit, develop and negotiate value-enhancing alternatives, as considered appropriate, to any unsolicited Take-over Bid; (c) encourage the fair treatment of the Corporation's shareholders in connection with any unsolicited Take-over Bid; and (d) generally assist the Board of Directors in enhancing shareholder value;

AND WHEREAS the Board of Directors of the Corporation authorized the Corporation to seek the consent and approval of the shareholders of the Corporation to amend and restate the Original Agreement, substantially in the form and on the terms provided for in this Agreement, which consent and approval was obtained by the affirmative vote of a majority of the votes cast by the shareholders of the Corporation (other than any holder who did not qualify as an Independent Shareholder, with respect to all Common Shares Beneficially Owned (as defined herein) by such holder)) on an ordinary resolution that was duly passed at an annual and special meeting of shareholders of the Corporation held on October 8, 2026;

AND WHEREAS the Board of Directors of the Corporation has determined that it is advisable in the best interest of the Corporation to implement an amended and restated shareholder rights plan as contemplated herein and the Board of Directors of the Corporation has authorized : (a) the issuance, effective at the Record Time (as defined herein) of one Right (as defined herein) in respect of each Common Share (as defined herein) outstanding at the Record Time (as defined herein); and (b) the issuance of one Right in respect of each Common Share issued after the Record Time and prior to the earlier of the Separation Time (as defined herein) and the Expiration Time (as defined herein);

AND WHEREAS each Right entitles the holder thereof, after the Separation Time, to purchase securities of the Corporation pursuant to the terms and subject to the conditions set forth in this Agreement;

4

AND WHEREAS the Corporation desires to appoint the Rights Agent to act on behalf of the Corporation and the holders of Rights, and the Rights Agent is willing to so act, in connection with the issuance, transfer, exchange and replacement of Rights Certificates (as defined herein), the exercise of Rights and other matters referred to in this Agreement;

NOW THEREFORE, in consideration of the premises and the respective covenants and agreements set forth herein, and subject to such covenants and agreements, the parties hereby agree as follows:

ARTICLE 1
DEFINITIONS

1.1 Definitions

For the purposes of this Agreement, the following terms have the meanings indicated:

(a)  "Acquiring Person" means any Person who is or becomes the Beneficial Owner of 20% or more of the outstanding Common Shares of the Corporation; provided, however, that the term "Acquiring Person" shall not include:

(i) the Corporation or any Subsidiary or Affiliate of the Corporation;

(ii) any Person who becomes the Beneficial Owner of 20% or more of the outstanding Common Shares of the Corporation as a result of any one or a combination of:

(A) an acquisition or redemption by the Corporation of Common Shares which, by reducing the number of Common Shares outstanding, increases the proportionate number of Common Shares Beneficially Owned by such Person to 20% or more of the Common Shares then outstanding ("Common Share Reductions");

(B) acquisitions of Common Shares made pursuant to a Permitted Bid or a Competing Permitted Bid ("Permitted Bid Acquisitions");

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(C) acquisitions of Beneficial Ownership of Common Shares or Convertible Securities: (1) in respect of which the Board of Directors has waived the application of Section 3.1 pursuant to subsections 5.1(b), 5.1(c) or 5.1(d); or (2) which were made on or prior to the Effective Date; or (3) pursuant to an amalgamation, merger, reorganization, arrangement, business combination or other similar transaction (statutory or otherwise, but for greater certainty not including a Take-over Bid) agreed to in writing by the Corporation which has been approved by the Board of Directors and the holders of shares of the Corporation by the requisite majority or majorities of the holders of such shares at a meeting duly called and held for such purpose in accordance with the provisions of the BCBCA, the articles and/or bylaws of the Corporation and other applicable legal requirements; or (4) pursuant to a distribution by the Corporation of Common Shares or Convertible Securities made pursuant to a prospectus, provided that the Person in question does not thereby become the Beneficial Owner of a greater percentage of Common Shares so offered than the percentage of Common Shares such Person Beneficially Owned immediately prior to such distribution; or (4A) pursuant to a distribution by the Corporation of Common Shares or Convertible Securities by way of private placement, provided that: (I) all necessary stock exchange approvals for such private placement have been obtained and such private placement complies with the terms and conditions of such approvals; and (II) such Person does not thereby become the Beneficial Owner of more than 20% of the Common Shares outstanding immediately prior to such private placement, and in making this determination the Common Shares to be issued to such Person pursuant to the private placement shall be deemed to be Beneficially Owned by such Person but shall not be included in the aggregate number of Common Shares outstanding immediately prior to such private placement; or (4B) made as an intermediate step in a series of related transactions in connection with the acquisition by the Corporation or one or more of its Subsidiaries of securities or assets of a Person, provided that the Person who acquires such Common Shares and/or Convertible Securities distributes or is deemed to distribute such Common Shares and/or Convertible Securities to its securityholders within ten Business Days of the completion of such acquisition and, following such distribution, no Person has become the Beneficial Owner of 20% or more of the then outstanding Common Shares; or (4C) pursuant to the exercise of Rights; or (5) pursuant to a distribution by the Corporation of Common Shares or Convertible Securities upon the exercise by an individual employee of stock options granted under a stock option plan of the Corporation or rights to purchase securities granted under a share purchase plan of the Corporation, provided that: (I) all necessary stock exchange approvals for such stock option plan or share purchase plan have been obtained and such stock option plan or share purchase plan complies with the terms and conditions of such approvals; and (II) such Person does not become the Beneficial Owner of more than 20% of the Common Shares outstanding immediately prior to the distribution, and in making this determination, the Common Shares to be issued to such Person in the distribution shall be deemed to be held by such Person but shall not be included in the aggregate number of outstanding Common Shares immediately prior to the distribution (collectively, "Exempt Acquisitions");

(D) the acquisition of Common Shares upon the exercise of Convertible Securities received by such Person pursuant to a Permitted Bid Acquisition, Exempt Acquisition or a Pro Rata Acquisition (as defined below) ("Convertible Security Acquisitions"); or

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(E) acquisitions of Common Shares: (1) pursuant to a Dividend Reinvestment Plan; or (2) as a result of a stock dividend, a stock split or other event pursuant to which such Person receives or acquires Common Shares or Convertible Securities on the same pro rata basis as all other holders of Common Shares of the same class; or (3) pursuant to any other event pursuant to which all holders of Common Shares are entitled to receive Common Shares or Convertible Securities on a pro rata basis including pursuant to the receipt or exercise of rights issued by the Corporation to all the holders of the Common Shares (other than holders resident in a jurisdiction where such distribution is restricted or impracticable as a result of applicable law) to subscribe for or purchase Common Shares or Convertible Securities, provided that such rights are acquired directly from the Corporation and not from any other Person and provided that the Person does not thereby acquire a greater percentage of Common Shares or Convertible Securities  than the Person's percentage of Common Shares or Convertible Securities beneficially owned immediately prior to such acquisition; or (4) pursuant to a distribution by the Corporation of Common Shares or Convertible Securities made pursuant to a prospectus or a private placement, provided that the Person does not thereby acquire a greater percentage of Common Shares or Convertible Securities than the Person's percentage of Common Shares or Convertible Securities beneficially owned immediately prior to such acquisition ("Pro Rata Acquisitions");

provided, however, that if a Person becomes the Beneficial Owner of 20% or more of the Common Shares then outstanding by reason of any one or a combination of Common Share Reductions, Permitted Bid Acquisitions, Exempt Acquisitions, Convertible Security Acquisitions or Pro Rata Acquisitions (collectively, the "Excluded Acquisitions") and, after such Excluded Acquisitions, such Person subsequently becomes the Beneficial Owner of more than an additional 1% of the number of Common Shares outstanding other than pursuant to any one or a combination of Excluded Acquisitions (a "Triggering Acquisition"), then as of the date of any such Triggering Acquisition such Person shall become an Acquiring Person;

(iii) for a period of 10 Business Days after the Disqualification Date (as defined below), any Person who becomes the Beneficial Owner of 20% or more of the outstanding Common Shares as a result of such Person becoming disqualified from relying on paragraph (B) of the proviso to Section 1.1(g) solely because such Person makes or announces an intention to make a Take-over Bid, either alone, through such Person's Affiliates or Associates or by acting jointly or in concert with any other Person. For the purposes of this definition, "Disqualification Date" means the first date of public announcement of facts indicating that any Person is making or has announced a current intention to make a Take-over Bid, either alone, through such Person's Affiliates or Associates or by acting jointly or in concert with any other Person (which, for the purposes of this definition, shall include, without limitation, a report asserting such facts filed pursuant to NI 62-103);

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(iv) an underwriter or member of a banking or selling group, acting in such capacity, that becomes the Beneficial Owner of 20% or more of the Common Shares in connection with a distribution of securities of the Corporation; or

(v) a Person (a "Grandfathered Person") who is the Beneficial Owner of 20% or more of the outstanding Common Shares as at the Record Time, provided, however, that this exception shall not be, and shall cease to be, applicable to a Grandfathered Person in the event that such Grandfathered Person shall, after the Record Time: (A) cease to own 20% or more of the outstanding Common Shares or (B) become the Beneficial Owner (other than pursuant to any one or a combination of Excluded Acquisitions) of additional Common Shares constituting more than 1% of the number of Common Shares outstanding as at the Record Time.

(b) "Affiliate", when used to indicate a relationship with a specified Person, means a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such specified Person.

(c) "Agreement" means this shareholder rights plan agreement, as amended, modified or supplemented from time to time; "herein", "hereof", "hereto" and similar expressions mean and refer to this Agreement as a whole and not to any particular part of this Agreement.

(d) "annual cash dividend" shall mean cash dividends paid in any fiscal year of the Corporation to the extent that such cash dividends do not exceed, in the aggregate, the greatest of:

(i) 200% of the aggregate amount of cash dividends declared payable by the Corporation on its Common Shares in its immediately preceding fiscal year;

(ii) 300% of the arithmetic mean of  the aggregate amounts of annual cash dividends declared payable by the Corporation on its Common Shares in its three immediately preceding fiscal years; and

(iii) 100% of the aggregate consolidated net income of the Corporation, before extraordinary items, for its immediately preceding fiscal year.

(e) "Associate" of a specified individual, where used to indicate a relationship with any person, means any individual to whom such specified Person is married or with whom such specified Person is living in a conjugal relationship, outside marriage, or any relative of such specified Person or said spouse who resides in the same home as such specified Person.

(f) "BCBCA" means the Business Corporations Act (British Columbia), R.S.B.C. 2002, c.57, as amended, and the regulations made thereunder and any comparable or successor laws or regulations thereto.

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(g) A Person is deemed to be the "Beneficial Owner", and to have "Beneficial Ownership", of, and to "Beneficially Own":

(i) any securities as to which such Person or any of such Person's Affiliates or Associates is the owner at law or in equity;

(ii) any securities as to which such Person or any of such Person's Affiliates or Associates has or shares, directly or indirectly, the right to acquire or become the owner in law or in equity (A) upon the exercise of any Convertible Securities, or (B) pursuant to any agreement, arrangement, conversion right, share purchase right or understanding, whether or not in writing, in either case where such right is exercisable within a period of 60 days and whether or not on condition or the happening of any contingency (other than: (1) customary agreements with and between underwriters and banking group or selling group members with respect to a distribution to the public or pursuant to a distribution of securities, or (2) pursuant to a pledge of securities in the ordinary course of business);

(iii) any securities which are subject to a lock-up or similar agreement to tender or deposit them into any Take-over Bid made by such Person or may by any Affiliate or Associate of such Person or made by any other Person acting jointly or in concert with such Person; and

(iv) any securities which are Beneficially Owned within the meaning of clauses 1.1(g)(i), 1.1(g)(ii) or 1.1(g)(iii) above by any other Person with which such Person is acting jointly or in concert;

provided, however, that a Person is not deemed to be the "Beneficial Owner", or to have "Beneficial Ownership" of or to "Beneficially Own", any security:

(A) by reason of such security having been deposited or tendered pursuant to any Take-over Bid made by such Person, any of such Person's Affiliates or Associates or any other Person referred to in clause 1.1(g)(iv), until the earlier of such deposited or tendered security being accepted unconditionally for payment or exchange and being taken up and paid for; or where: (1) the holder of such security has: (X) agreed to deposit or tender such security; or (Y) has deposited or tendered such security pursuant to a Permitted Lock-up Agreement to a Take-over Bid made by such Person, made by any of such Person's Affiliates or Associates or any other Person referred to in clause 1.1(g)(iv), unless such deposited or tendered security has been taken up or paid for, whichever shall come first;

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(B) where such Person, any of such Person's Affiliates or Associates or any other Person referred to in clause 1.1(g)(iv), holds such security provided that: (1) the ordinary business of any such Person (the "Investment Manager") includes the management of investment funds for others and such security is held by the Investment Manager in the ordinary course of such business in the performance of such Investment Manager's duties for the account of any other Person (a "Client"), including the acquisition or holding of securities for non-discretionary accounts held on behalf of a Client by a broker or dealer registered under applicable securities laws, or (2) such Person is (I) the manager or trustee (the "Manager") of a mutual fund  (a "Mutual Fund") that is registered or qualified to issue its securities to investors under the securities laws of any province of Canada or the laws of the United States and such security is held in the ordinary course of business in the performance of the Manager's duties with respect to the Mutual Fund; or (II) a Mutual Fund; or (3) such Person (the "Trust Company") is licensed to carry on the business of a trust company under applicable laws and, as such, acts as trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent Persons or in relation to other accounts and holds such security in the ordinary course of such duties for the estates of deceased or incompetent Persons or for such other accounts, or (4) such Person (the "Plan Trustee") is the administrator or trustee of one or more pension funds or plans (each a "Plan") registered under the laws of Canada or any Province thereof or the laws of the United States of America or any state thereof and holds such securities for the purposes of its activity as such, or (5) such Person is a Plan or is an independent Person established by statute (the "Statutory Body") for purposes that include, and the ordinary business or activity of such Person includes the management of investment funds for employee benefit plans, pension plans, insurance plans (other than plans administered by insurance companies) or various public bodies, or (6) such Person is a Crown agent or agency; provided in any of the above cases, that the Investment Manager, the Trust Company, the Plan Trustee, the Plan, the Statutory Body, the Crown agent or agency, the Manager or the Mutual Fund, as the case may be, is not then making a Take-over Bid or has not announced a current intention to make a Takeover Bid, other than an Offer to Acquire Common Shares or other securities pursuant to a distribution of securities by the Corporation, by means of a Permitted Bid or a Competing Permitted Bid or by means of ordinary market transactions (including pre-arranged trades entered into in the ordinary course of business of such Person) executed through the facilities of a stock exchange, securities quotation system or organized over-the-counter market, alone, through its Affiliates or Associates or by acting jointly or in concert with any other Person;

(C) because such Person is a client of or has an account with the same Investment Manager as another Person on whose account the Investment Manager holds such security, or where such Person is a client of or has an account with the same Trust Company as another Person on whose account the Trust Company holds such security, or where such Person is a Plan and has a Plan Trustee who is also a Plan Trustee for another Plan on whose account the Plan Trustee holds such security;

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(D) where such Person is (1) a client of an Investment Manager and such security is owned at law or in equity by the Investment Manager, or (2) an account of a Trust Company and such security is owned at law or in equity by the Trust Company, or (3) a Plan and such security is owned at law or in equity by the Plan Trustee; or

(E) where such Person is the registered holder of securities as a result of carrying on the business of or acting as a nominee of a securities depositary.

For purposes of this Agreement, the percentage of Common Shares Beneficially Owned by any Person, shall be and be deemed to be the product determined by the formula: 100 x A/B

Where:

A = the number of votes for the election of all directors generally attaching to the Common Shares Beneficially Owned by such Person; and

B = the number of votes for the election of all directors generally attaching to all outstanding Common Shares.

For the purposes of the foregoing formula, where any Person is deemed to Beneficially Own unissued Common Shares which may be acquired pursuant to Convertible Securities, such Common Shares shall be deemed to be outstanding for the purpose of calculating the percentage of Common Shares Beneficially Owned by such Person in both the numerator and the denominator, but no other unissued Common Shares which may be acquired pursuant to any other outstanding Convertible Securities shall, for the purposes of that calculation, be deemed to be outstanding.

(h) Board of Directors" means the board of directors of the Corporation as constituted from time to time, or any duly constituted and empowered committee thereof.

(i) "Book Entry Form" means, in reference to securities, securities that have been issued and registered in uncertificated form that are evidenced by an advice or other statement and which are maintained electronically on the records of the Corporation's transfer agent, but for which no certificate has been issued.

(j) "Book Entry Rights Exercise Preference" has the meaning ascribed thereto in Section

2.2.

(k) "Business Day" means any day other than a Saturday, Sunday or a day that is treated as a holiday at the Corporation's principal executive offices in Vancouver, British Columbia, Canada.

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(l) "Canadian-U.S. Exchange Rate" means on any date the inverse of the U.S.-Canadian Exchange Rate.

(m) "Canadian Dollar Equivalent" of any amount which is expressed in United States dollars means on any day the Canadian dollar equivalent of such amount determined by reference to the Canadian-U.S. Exchange Rate on such date.

(n) "Close of Business" on any given date means the time on such date (or, if such date is not a Business Day, the time on the next succeeding Business Day) at which the office of the transfer agent for the Common Shares in the City of Vancouver (or, after the Separation Time, the offices of the Rights Agent in the City of Vancouver) becomes closed to the public, provided however, that for the definition of "Competing Bid" and the definition of "Permitted Bid", "Close of Business" on any date means 11:59 p.m. (local time, at the place of deposit) on such date (or, if such date is not a Business Day, 11:59 p.m. (local time, at the place of deposit) on the next succeeding Business Day).

(o) "Common Shares" means the common shares in the capital stock of the Corporation and any other shares of the Corporation as constituted as at the Record Time into which such common shares may be subdivided, consolidated, reclassified or changed from time to time.

(p) "Common Share Reductions" has the meaning ascribed set forth in the definition of "Acquiring Person" herein.

(q) "Competing Permitted Bid" means a Take-over Bid that:

(i) is made after a Permitted Bid or another Competing Permitted Bid has been made and prior to the expiry of any such Permitted Bid or another Competing Permitted Bid;

(ii) satisfies all provisions of the definition of a Permitted Bid other than the requirements set out in clause 1.1(mm)(ii)(A) hereof; and

(iii) contains, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified provision that no Common Shares will be taken up or paid for pursuant to such Take-over Bid prior to the Close of Business on the last day of the minimum initial deposit period that such Takeover Bid must remain open for deposits of securities thereunder pursuant to NI 62-104 after the date of the Take-over Bid constituting the Competing Permitted Bid.

provided, however, that a Take-over Bid that qualified as a Competing Permitted Bid shall cease to be a Competing Permitted Bid as soon as such Take-over Bid ceases to meet any or all of the provisions of this definition, and any acquisition of Common Shares made pursuant to such Take-over Bid that qualified as a Competing Permitted Bid, including any acquisition of Common Shares made before such Take-over Bid ceased to be a Competing Permitted Bid, will not be a Permitted Bid Acquisition.

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(r) "Convertible Securities" means, at any time, any securities issued by the Corporation from time to time (including rights, warrants and options other than the Rights) carrying any exercise, conversion or exchange right pursuant to which the holder thereof may acquire Common Shares or other securities which are convertible into or exercisable or exchangeable for Common Shares (in each case, whether such right is exercisable immediately or after a specified period and whether or not on condition or the happening of any contingency).

(s) "Convertible Security Acquisitions" has the meaning set forth in the definition of "Acquiring Person" herein.

(t) "Co-Rights Agent" has the meaning set forth in subsection 4.1(a).

(u) "Dividend Reinvestment Plan" means a regular dividend reinvestment or other plan of the Corporation made available by the Corporation to the holders of its securities, where such plan permits the holder to direct that some or all of:

(i) dividends paid in respect of shares of the Corporation;

(ii) proceeds of redemption of shares of the Corporation;

(iii) interest paid on evidences of indebtedness of the Corporation; or

(iv) optional cash payments, be applied to the purchase of Common Shares.

(v) "Effective Date" means the Close of Business on October 8, 2026.

(w) "Election to Exercise" has the meaning set forth in subsection 2.2(d).

(x) "Exempt Acquisition" has the meaning set forth in the definition of "Acquiring Person" herein.

(y) "Exercise Price" means, as of any date, the price at which a holder may purchase the securities issuable upon exercise of one whole Right in accordance with the terms hereof and, subject to adjustment thereof in accordance with the terms hereof the Exercise Price shall be an amount equal to five times the Market Price per Common Share as at the Separation Time.

(z) "Expansion Factor" has the meaning set forth in subsection 2.3(a)(iv).

(aa) "Expiration Time" means the close of business on the date of termination of this Agreement pursuant to Section 5.16.

For greater certainty, the Expiration Time shall in no event occur later than the Termination Time.

(bb) "Fiduciary" means a trust company registered under the trust company legislation of Canada or any province thereof a trust company organized under the laws of any state of the United States, a portfolio manager registered under the securities legislation of one or more provinces of Canada or an investment adviser registered under the United States Investment Advisers Act of 1940 or any other securities legislation of the United States or any state of the United States.

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(cc) "Flip-in Event" means a transaction or other action in or pursuant to which any Person becomes an Acquiring Person.

(dd) "Independent Shareholders" means holders of outstanding Common Shares excluding (i) any Acquiring Person; or (ii) any Person (other than a Person who, by virtue of paragraph (B) of the proviso to Section 1.1(g), at the relevant time is deemed not to Beneficially Own Common Shares) that is making or has announced a current intention to make a Take-over Bid for the Common Shares (including a Permitted Bid or a Competing Permitted Bid) but excluding any such Person if the Take-over Bid so announced or made by such Person has been withdrawn, terminated or expired; or (iii) any Affiliate or Associate of such Acquiring Person or a Person referred to in clause (ii); or (iv) any Person acting jointly or in concert with such Acquiring Person or a Person referred to in clause (ii); and (v) any Person who is a trustee of any employee benefit plan, share purchase plan, deferred profit sharing plan or any similar plan or trust for the benefit of employees of the Corporation or a Subsidiary of the Corporation, unless the beneficiaries of the plan or trust direct the manner in which the Common Shares are to be voted or direct whether the Common Shares are to be tendered to a Take-over Bid.

(ee) "Market Price" per security of any securities on any date of determination means the average of the daily Closing Price Per Security of such securities (determined as described below) on each of the 20 consecutive Trading Days (as hereinafter defined) through and including the Trading Day immediately preceding such date; provided, however, that if an event of a type analogous to any of the events described in Section 2.3 hereof shall have caused the price used to determine the Closing Price Per Security on any Trading Day not to be fully comparable with the price used to determine the Closing Price Per Security on such date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day, each such price so used shall be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 hereof in order to make it fully comparable with the price per security used to determine the Closing Price Per Security on such date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day. The "Closing Price Per Security" of any securities on any date shall be:

(i) the closing board lot sale price or, if such price is not available, the average of the closing bid and asked prices, for such securities as reported by the principal securities exchange or national securities quotation system on which such securities are listed or admitted for trading on which the largest number of such securities were traded during the most recently completed calendar year;

(ii) if, for any reason, none of such prices is available on such date or the securities are not listed or admitted to trading on a securities exchange or on a national securities quotation system, the last sale price, or in case no sale takes place on such date, the average of the high bid and low asked prices for such securities in the over-the-counter market, as quoted by any reporting system then in use (as selected by the Board of Directors); or

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(iii) if the securities are not listed or admitted to trading as contemplated in clause 1.1(ee)(i) or 1.1(ee)(ii), the average of the closing bid and asked prices as furnished by a professional market maker making a market in the securities provided, however, that if on any such date the Closing Price Per Security cannot be determined in accordance with the foregoing, the Closing Price Per Security of such securities on such date means the fair value per share of such securities on such date as determined in good faith by an internationally recognized investment dealer or investment banker with respect to the fair value per share of such securities.

The Market Price shall be expressed in Canadian dollars and, if initially determined in respect of any day forming part of the 20 consecutive Trading Day period in question in United States dollars, such amount shall be translated into Canadian dollars at the Canadian Dollar Equivalent thereof.

(ff) "NI 62-103" means National Instrument 62-103 - The Early Warning System and Related Take-Over Bid and Insider Reporting Issues adopted by the Canadian securities regulatory authorities.

(gg) NI 62-104" mean National Instrument 62-104 - Take-Over Bids and Issuer Bids and any comparable or successor laws, instruments or rules, thereto.

(hh) "Nominee" has the meaning ascribed in Section 2.2.

(ii) "Offer to Acquire" includes:

(i) an offer to purchase, or a solicitation of an offer to sell, Common Shares; and

(ii) an acceptance of an offer to sell Common Shares, whether or not such offer to sell has been solicited;

or any combination thereof, and the Person accepting an offer to sell shall be deemed to be making an offer to acquire to the Person that made the offer to sell.

(jj) "Offeror's Securities" means Common Shares Beneficially Owned on the date of an Offer to Acquire by any Person who is making a Take-over Bid and "Offeror" shall mean a Person who has announced a current intention to make or is making a Takeover Bid.

(kk) "Original Agreement" has the meaning ascribed thereto in the recitals to this Agreement.

(ll) "Parties" mean, collectively, the Corporation and the Rights Agent.

(mm) "Permitted Bid" means a Take-over Bid made by a Person by means of a Take-over Bid circular and which also complies with the following additional provisions:

(i) the Take-over Bid is made to all holders of record of Common Shares, other than the Offeror;

(ii) the Take-over Bid shall contain, and the provisions for the take-up and payment for Common Shares tendered or deposited thereunder shall be subject to, an irrevocable and unqualified condition that no Common Shares shall be taken up or paid for pursuant to the Take-over Bid: (A) prior to the Close of Business on a date which is not less than 105 days following the date of the Take-over Bid or such shorter minimum period as determined in accordance with section 2.28.2 or section 2.28.3 of NI 62-104 for which a Take-over Bid (that is not exempt from any of the requirements of Division 5 (Bid Mechanics) of NI 62-104 must remain open for deposit of securities thereunder; and (B) unless at the Close of Business on the date the Common Shares are first taken up or paid for under such Takeover Bid, more than 50% of the Common Shares held by Independent Shareholders shall have been deposited or tendered pursuant to the Take-over Bid and not withdrawn;

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(iii) the Take-over Bid shall contain irrevocable and unqualified provisions that, unless the Take-over Bid is withdrawn, Common Shares may be deposited pursuant to the Takeover Bid at any time during the period described in clause 1.1(mm)(ii)(A) and that any Common Shares deposited pursuant to the Take-over Bid may be withdrawn at any time until taken up and paid for; and

(iv) the Take-over Bid shall contain an irrevocable and unqualified provision that, unless the Take-over Bid is withdrawn, in the event that the deposit condition in Section 1.1(mm)(ii)(B) is satisfied, the Offeror will make a public announcement of that fact and the Takeover Bid will remain open for deposits and tenders of Common Shares for not less than 10 days from the date of such public announcement;

provided that if a Take-over Bid constitutes a Competing Permitted Bid, the term "Permitted Bid" shall also mean the Competing Permitted Bid.

(nn) "Permitted Bid Acquisitions" has the meaning set forth in the definition of "Acquiring Person" herein provided that if a Permitted Bid ceases to be a Permitted Bid because it ceases to meet any or all of the requirements set out in clause 1.1(mm) at any time, any acquisition of Common Shares made pursuant to such Take-over Bid, including the acquisition of Common Shares theretofore made, shall cease to be a Permitted Bid Acquisition.

(oo) "Permitted Lock-up Agreement" means an agreement (the "Lock-up Agreement") between a Person and one or more holders of Common Shares and/or Convertible Securities (each such holder herein referred to as a "Locked-up Person") (the terms of which are publicly disclosed and a copy of which is made available to the public (including the Corporation) not later than the date of the Lock-up Bid (as defined below), or if the Lock-up Bid has been made prior to the date of the Lock-up Agreement not later than the first Business Day following the date of the Lock-up Agreement) pursuant to which each Locked-up Person agrees to deposit or tender the Common Shares and/or Convertible Securities held by such holder to a Take-over Bid (the "Lock-up Bid") made by the Person or any of such Person's Affiliates or Associates or any other Person referred to in clause 1.1(g)(iv), provided that:

(i) the Lock-up Agreement permits the Locked-up Person to withdraw its Common Shares and/or Convertible Securities from the Lock-up Agreement in order to deposit or tender the Common Shares and/or Convertible Securities to another Take-over Bid or to support another transaction prior to the Common Shares and/or Convertible Securities being taken up and paid for under the Lock-up Bid at a price or value per Common Share or per Convertible Security that exceeds the price or value per Common Share or per Convertible Security (as applicable) offered under the Lock-up Bid; or

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(ii) if: (A) the Lock-up Agreement permits the Locked-up Person to withdraw its Common Shares and/or Convertible Securities from the Lock-up Agreement in order to deposit or tender the Common Shares and/or Convertible Securities to another Take-over Bid or to support another transaction prior to the Common Shares and/or Convertible Securities being taken up and paid for under the Lockup Bid at an offering price for each Common Share or each Convertible Security (as applicable) that exceeds by as much as or more than a specified amount (the "Specified Amount") the offering price for each Common Share or for each Convertible Security (as applicable) contained in or proposed to be contained in the Lock-up Bid and that does not by its terms provide for a Specified Amount that is greater than 7% of the offering price contained in or proposed to be contained in the Lock-up Bid; or (B) the number of Common Shares or Convertible Securities to be purchased under the other Take-over Bid or transaction exceeds the number of Common Shares offered to be purchased under the Lock-up Bid by as much or more than a specified number of Common Shares (the Specified Number of Shares") and the Specified Number of Shares is not greater than 7% of the number of Common Shares offered to be purchased under the Lock-up Bid, at a price or value per Common Share or Convertible Security, as applicable, that is not less than the price or value per Common Share or Convertible Security offered under the Lock-up bid;  and, for greater clarity, the agreement may contain a right of first refusal or require a period of delay to give the Person who made the Lock-up Bid an opportunity to match a higher price in another Take-over Bid or transaction or other similar limitation on a Locked-up Person's right to withdraw Common Shares and/or Convertible Securities from the agreement, so long as the limitation does not preclude the exercise by the Locked-up Person of the right to withdraw Common Shares and/or Convertible Securities during the period of the other Take-over Bid or transaction; and

(iii) no "break-up" fees, "top-up" fees, penalties, expenses or other amounts that exceed in aggregate the greater of:

(A) 2.5% of the price or value of the consideration payable under the Lockup Bid to a Locked-up Person; and

(B) 50% of the amount by which the price or value of the consideration received by a Locked-up Person under another Take-over Bid or transaction exceeds the price or value of the consideration that the Locked-up Person would have received under the Lock-up Bid; shall be payable by such Locked-up Person if the Locked-up Person fails to deposit or tender Common Shares and/or Convertible Securities to the Lock-up Bid, or withdraws Common Shares and/or Convertible Securities previously tendered thereto in order to deposit or tender such Common Shares and/or Convertible Securities to another Take-over Bid or support another transaction.

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(pp) "Person" means any individual (whether acting as an executor, trustee, administrator, legal representative or otherwise), corporation, estate, firm, partnership, limited partnership, sole proprietorship, syndicate, joint venture, trustee, trust, association, joint stock company, business trust, statutory trust, limited liability company, government or any department or agency thereof, unincorporated organization or association, and pronouns have a similar extended meaning.

(qq) "Privacy Laws" has the meaning set forth in subsection 4.6 herein.

(rr) "Pro Rata Acquisition" has the meaning set forth in the definition of "Acquiring Person" herein.

(ss) "Record Time" means the Close of Business on October 8, 2026.

(tt) "Redemption Price" has the meaning set forth in subsection 5.1(a) herein.

(uu) "Right" has the meaning ascribed to it in the recitals to this Agreement.

(vv) "Rights Certificate" means, after the Separation Time, a physical paper certificate or a Direct Registration System (DRS) form evidencing the ownership of Rights substantially in the form of Exhibit A hereto.

(ww) "Securities Act (British Columbia)" means the Securities Act, R.S.B.C. 1996, c. 418, as amended, and the regulations and rules thereunder, and any comparable or successor laws or regulations or rules thereto.

(xx) "Securities Act (Ontario)" means the Securities Act, R.S.O., 1990, S.5, as amended, and the regulations and rules thereunder, and any comparable or successor laws or regulations or rules thereto.

(yy) "Securities Acts" means together, the Securities Act (British Columbia) and the Securities Act (Ontario).

(zz) "Separation Time" means the close of business on the tenth Trading Day after the earliest of:

(i) the Stock Acquisition Date;

(ii) the date of the commencement of or first public announcement of the intent of any Person (other than the Corporation or any Subsidiary of the Corporation) to commence a Take-over Bid (other than a Take-over Bid which is a Permitted Bid or a Competing Permitted Bid so long as such Take-over Bid continues to satisfy the requirements of a Permitted Bid or a Competing Permitted Bid as applicable), provided that, if any Take-over Bid referred to in this clause (ii) expires, is cancelled, terminated or otherwise withdrawn prior to the Separation Time, such Take-over Bid shall be deemed, for purposes of this subsection 1.1, never to have been made; and

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(iii) the date upon which a Permitted Bid or a Competing Permitted Bid ceases to qualify as such;

(iv) or such later date as may be determined by the Board of Directors, provided that, if any such Take-over Bid expires, is cancelled, terminated or otherwise withdrawn prior to the Separation Time, such Take-over Bid shall be deemed, for the purposes of this definition, never to have been made and provided that, if the Board of Directors determines pursuant to Section 5.1 to waive the application of Section 3.1 to a Flip-in Event, the Separation Time in respect of such Flip-in Event shall be deemed never to have occurred.

(aaa) "Stock Acquisition Date" means the first date of public announcement (which, for purposes of this definition, shall include, without limitation, a news release issued or report filed pursuant to the early warning requirements of NI 62-103 or Section 13(d) of the U.S. Exchange Act (or any comparable or successor laws or regulations thereto)) by the Corporation or an Acquiring Person that a Person has become an Acquiring Person.

(bbb) "Subsidiary" of any specified Person means any corporation, trust, partnership or other Person entity controlled, directly or indirectly, by such specified Person and includes a Subsidiary of that Subsidiary.

(ccc) "Take-over Bid" means an Offer to Acquire Common Shares or Convertible Securities, where the Common Shares subject to the Offer to Acquire, together with the Common Shares into which the Convertible Securities subject to the Offer to Acquire are convertible or exchangeable (as applicable), and the Offeror's Securities, constitute in the aggregate 20% or more of the outstanding Common Shares at the date of the Offer to Acquire.

(ddd) "Termination Time" means the time at which the right to exercise Rights shall terminate pursuant to Section 5.1 or 5.16 hereof

(eee) "Trading Day", when used with respect to any securities, means a day on which the securities exchange or national securities quotation system on which such securities are listed or admitted to trading on which the largest number of such securities were traded during the most recently completed calendar year is open for the transaction of business or, if the securities are not listed or admitted to trading on any securities exchange, a Business Day.

(fff) "U.S.-Canadian Exchange Rate" means on any date:

(i) if on such date the Bank of Canada sets an average noon spot rate of exchange with a conversion of one United States dollar into Canadian dollars, such rate; and

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(ii) in any other case, the rate for such date for the conversion of one United States dollar into Canadian dollars which is calculated in the manner which shall be determined by the Board of Directors from time to time acting in good faith.

(ggg) "U.S. Dollar Equivalent" of any amount which is expressed in Canadian dollars means on any day the United States dollar equivalent of such amount determined by reference to the U.S.-Canadian Exchange Rate on such date.

(hhh) "U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder as now in effect or as the same may from time to time be amended, re-enacted or replaced.

(iii) "U.S. Securities Act" means the United States Securities Act of 1933, as amended, and the rules and regulations thereunder as now in effect or as the same may from time to time be amended, re-enacted or replaced.

1.2 Currency

Unless otherwise specified, all sums of money which are referred to in this Agreement are expressed in lawful money of Canada.

1.3 Acting Jointly or in Concert

For purposes of this Agreement, a Person is acting jointly or in concert with every Person who, as a result of any agreement, commitment or understanding whether formal or informal, and whether or not in writing, with the first Person or any Associate or Affiliate of the first Person, acquires or makes an Offer to Acquire Common Shares or Convertible Securities (other than customary agreements with and between underwriters and/or banking group members and/or selling group members with respect to a public offering or private placement of securities or pledges of securities in the ordinary course of business or Permitted Lock-up Agreements).

1.4 Control

A Person is "controlled" by another Person or by two or more other Persons acting jointly or in concert if:

(a) in the case of a Person other than a partnership or a limited partnership, including a corporation or body corporate:

(i) securities entitled to vote in the election of directors (including, for Persons other than corporations, the administrators, managers, trustees or other individuals performing similar functions in respect of any such Person) carrying more than 50% of the votes for the election of directors of such Person are held, directly or indirectly, other than by way of security only, by or on behalf of the other Person or two or more Persons acting jointly or in concert; and

(ii) the votes carried by such securities are entitled, if exercised, to elect, appoint or designate a majority of the board of directors of such Person;

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(b) in the case of a partnership other than a limited partnership, more than 50% of the interests in such partnership are held, directly or indirectly by the other Person or Persons; and

(c) in the case of a limited partnership, the other Person or each of the other Persons is a general partner of the limited partnership,

and "controls", "controlling" and "under common control with" shall be interpreted accordingly.

1.5 Holder of Rights

As used in this Agreement, unless the context otherwise requires, the term "holder" of any Rights means the registered holder of such Rights (or, prior to the Separation Time, the associated Common Shares).

1.6 Headings

The division of this Agreement into Articles, Sections and Paragraphs, or other portions hereof and the insertion of headings, subheadings and a table of contents are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

ARTICLE 2
THE RIGHTS

2.1 Legend on Common Share Certificates

Certificates for the Common Shares, including without limitation Common Shares issued upon the conversion of Convertible Securities, issued after the Record Time but prior to the earlier of the Separation Time and the Expiration Time shall evidence, in addition to Common Shares, one Right for each Common Share represented thereby and, commencing as soon as reasonably practicable after the Record Time, shall have impressed on, printed on, written on or otherwise affixed to them the following legend:

Until the Separation Time (as defined in the Rights Agreement referred to below), this certificate also evidences and entitles the holder hereof to certain Rights as set forth in a Shareholder Rights Plan Agreement entered into as of September 8, 2023 , as amended and restated as of October 8, 2026, as such may from time to time be amended, restated, varied or replaced (the "Rights Agreement"), between Vizsla Silver Corp. (the "Corporation") and Odyssey Trust Company  as Rights Agent, the terms of which are hereby incorporated herein by reference and, a copy of which is on file at the registered office of the Corporation and is available for viewing at www.sedarplus.ca.  The existence of the Rights Agreement may be confirmed at three year intervals by the vote of a majority of the Independent Shareholders (as such term is defined in the Rights Agreement) in a manner which is consistent with the provisions of the Rights Agreement.  In certain circumstances, as set forth in the Rights Agreement, such Rights may be amended, redeemed, may expire, may become void (if, in certain cases, they are "Beneficially Owned" by an "Acquiring Person", as such terms are defined in the Rights Agreement, or a transferee thereof) or may be evidenced by separate certificates and may no longer be evidenced by this certificate. The Corporation will mail or arrange for the mailing of a copy of the Rights Agreement to the holder of this certificate without charge as soon as practicable, after the receipt of a written request therefor.

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Any Common Shares issued and registered in Book Entry Form (that are evidenced by an advice or other statement on which are maintained electronically the records of the transfers) after the Record Time but prior to the earlier of the Separation Time and the Expiration Time, shall evidence, in addition to the Common Shares, one Right for each Common Share represented by such registration and the registration record of such Common Shares shall include the foregoing legend, adapted accordingly, as the Rights Agent may reasonably require.

Certificates representing Common Shares that are issued and outstanding at the Record Time shall evidence one Right for each Common Share evidenced thereby notwithstanding the absence of the foregoing legend, until the earlier of the Separation Time and the Expiration Time.

2.2 Initial Exercise Price; Exercise of Rights; Detachment of Rights

(a) Subject to adjustment as herein set forth in clause 2.3, each Right will entitle the holder thereof after the Separation Time and prior to the Expiration Time, to purchase, for the Exercise Price, or its U.S. Dollar Equivalent as at the Business Day immediately preceding the day of exercise of the right, one Common Share. Notwithstanding any other provision of this Agreement, any Rights held by the Corporation or any of its Subsidiaries shall be void.

(b) Until the Separation Time,

(i) the Rights shall not be exercisable and no Right may be exercised; and

(ii) each Right will be evidenced by the certificate for the associated Common Share registered in the name of the holder thereof (which certificate shall also be deemed to represent a Rights Certificate) or by the Book Entry Form registration for the associated Common Share and will be transferable only together with, and will be transferred by a transfer of, such associated Common Share.

(c) From and after the Separation Time and prior to the Expiration Time, the Rights (i) may be exercised; and (ii) the registration and transfer of Rights will be separate and independent of Common Shares.

Promptly following the Separation Time the Corporation will determine whether it wishes to issue Rights Certificates or whether it will maintain the Rights in Book Entry Form.  In the event that the Corporation determines to maintain Rights in Book Entry Form, it will put in place such alternative procedures as are directed by the Rights Agent for the Rights to be maintained in Book Entry Form (the "Book Entry Rights Exercise Procedures"), it being hereby acknowledged that such procedures shall, to the greatest extent possible, replicate in all substantive aspects the procedures set out in this Agreement with respect to the exercise of the Rights Certificates and that the procedures set out in this Agreement shall be modified only to the extent necessary, as determined by the Rights Agent, to permit the Corporation to maintain the Rights in Book Entry Form.  In such event, the Book Entry Rights Exercise Procedures shall be deemed to replace the procedures set out in this Agreement with respect to the exercise of Rights and all provisions of this Agreement referring to Rights Certificates shall be applicable to Rights registered in Book Entry Form in like manner as to Rights in certificated form.

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In the event the Corporation determines to issue a Rights Certificate it will prepare (or will arrange to have prepared) and the Rights Agent will mail to each holder of record of Common Shares as of the Separation Time and, in respect of each Convertible Security converted into Common Shares after the Separation Time and prior to the Expiration Time promptly after such conversion to the holder so converting (other than an Acquiring Person, any other Person whose Rights are or become void pursuant to the provisions of this Agreement and, in respect of any Rights Beneficially Owned by such Acquiring Person which are not held of record by such Acquiring Person, the holder of record of such Rights (the "Nominee") but not Rights held of record by such Nominee that are not Beneficially Owned by the Acquiring Person) at such holder's address as shown on the records of the Corporation (the Corporation hereby agreeing to furnish copies of such records to the Rights Agent for this purpose), (A) a Rights Certificate with registration particulars appropriately completed, representing the number of Rights held by such holder at the Separation Time and having such marks of identification or designation and such legends, summaries or endorsements printed thereon as the Corporation may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any law or with any rule or regulation made pursuant thereto or with any rule or regulation of any stock exchange or securities quotation system on which the Rights may from time to time be listed or traded, or to conform to usage, and (B) a disclosure statement prepared by the Corporation describing the Rights, provided that a Nominee shall be sent the materials provided for in (A) and (B) in respect of all Common Shares held of record by it which are not Beneficially owned by an Acquiring Person.  In order for the Corporation to determine whether any Person is holding Common Shares which are Beneficially Owned by another Person, the Corporation may require such first mentioned person to furnish such information and documentation as the Corporation deems necessary or appropriate in order to make such determination.

(d) Rights may be exercised in whole or in part on any Business Day after the Separation Time and prior to the Expiration Time by submitting to the Rights Agent (at its office in the City of Vancouver, Canada or at any other office of the Rights Agent in the cities designated from time to time for that purpose by the Corporation), the Rights Certificate evidencing such Rights together with an election to exercise such Rights (an "Election to Exercise") substantially in the form attached to the Rights Certificate duly completed and executed by the holder or his or her executors or administrators or other legal personal representative or his or their attorney duly appointed by an instrument in writing in form and executed in a manner satisfactory to the Corporation and the Rights Agent, accompanied by payment by certified cheque, banker's draft or money order payable to the order of the Rights Agent, of a sum equal to the Exercise Price multiplied by the number of Rights being exercised and a sum sufficient to cover any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Common Shares in a name other than that of the holder of the Rights being exercised.

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(e) Upon receipt of a Rights Certificate, with a duly completed Election to Exercise (that does not indicate that the holder so exercising is an Acquiring Person) accompanied by payment as set forth in subsection 2.2(d) above, the Rights Agent (unless otherwise instructed in writing by the Corporation in the event that the Corporation is of the opinion that the Rights cannot be exercised in accordance with this Agreement) will thereupon promptly:

(i) requisition from the transfer agent or any co-transfer agent of the Common Shares certificates for the number of Common Shares to be purchased (the Corporation hereby irrevocably authorizing its transfer agent to comply with all such requisitions);

(ii) when appropriate, requisition from the Corporation the amount of cash to be paid in lieu of issuing fractional Common Shares and, after receipt, deliver such cash to or to the order of the registered holder of the Rights Certificate;

(iii) after receipt of the Common Share certificates, deliver the same to or upon the order of the registered holder of such Rights Certificate, registered in such name or names as may be designated by such registered holder and together with any payment required by clause 2.2(e)(ii); and

(iv) tender to the Corporation all payments received on exercise of the Rights.

(f) In case the holder of any Rights shall exercise less than all the Rights evidenced by such holder's Rights Certificate, a new Rights Certificate evidencing the Rights remaining unexercised will be issued by the Rights Agent to such holder or to such holder's duly authorized assigns.

(g) The Corporation covenants and agrees that it will:

(i) take all such action as may be necessary and within its power to ensure that all Common Shares delivered upon exercise of Rights shall, at the time of delivery of the certificates for such shares or of registration in Book Entry Form of such Common Shares (subject to payment of the Exercise Price), be duly and validly authorized, executed, issued and delivered and fully paid and non-assessable;

(ii) take all such action as may be necessary and within its power to comply with any applicable requirements of the BCBCA, the Securities Acts, the U.S. Securities Act, the U.S. Exchange Act, as applicable, the securities acts or comparable legislation of each of the other provinces of Canada, and the rules and regulations thereunder or any other applicable law, rule or regulation, in connection with the issuance and delivery of the Rights Certificates and the issuance of Common Shares upon exercise of Rights;

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(iii) use reasonable efforts to cause all Common Shares issued upon exercise of Rights to be listed on the principal securities exchanges or traded in the over-the-counter markets on which the Common Shares were traded immediately prior to the Stock Acquisition Date;

(iv) cause to be reserved and kept available out of its authorized and unissued Common Shares the number of Common Shares that, as provided in this Agreement. will from time to time be sufficient to permit the exercise in full of all outstanding Rights;

(v) pay when due and payable any and all Canadian and United States federal, provincial, state and municipal transfer taxes and charges (for greater certainty not including any income taxes or capital gains of the holder or exercising holder or any liability of the Corporation to withhold tax) and charges which may be payable in respect of the original issuance or delivery of the Rights Certificates or certificates for Common Shares, provided that the Corporation shall not be required to pay any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Common Shares in a name other than that of the holder of the Rights being transferred or exercised; and

(vi) after the Separation Time, except as permitted by Section 5.1, not take (or permit any Subsidiary to take) any action if at the time such action is taken it is reasonably foreseeable that such action will diminish substantially or otherwise eliminate the benefits intended to be afforded by the Rights.

2.3 Adjustments to Exercise Price; Number of Rights

The Exercise Price, the number and kind of securities subject to purchase upon exercise of each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this Section 2.3.

(a) In the event the Corporation shall at any time after the Record Time and prior to the Expiration Time:

(i) declare or pay a dividend on the Common Shares payable in Common Shares (or other capital stock or securities exchangeable for or convertible into or giving a right to acquire Common Shares or other capital stock) other than pursuant to any Dividend Reinvestment Plan, optional stock dividend program or a dividend payable on Common Shares in lieu of a regular periodic cash dividend;

(ii) subdivide or change the then outstanding Common Shares into a greater number of Common Shares;

(iii) combine or change the then outstanding Common Shares into a smaller number of Common Shares; or

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(iv) issue any Common Shares (or other capital stock or securities exchangeable for or convertible into or giving a right to acquire Common Shares or other capital stock) in respect of, in lieu of or in exchange for existing Common Shares in a reclassification, amalgamation, merger, statutory arrangement or consolidation, the Exercise Price and the number of Rights outstanding, or, if the payment or effective date therefor shall occur after the Separation Time, the securities purchasable upon exercise of Rights shall be adjusted in the manner set forth below. If the Exercise Price and number of Rights outstanding are to be adjusted (A) the Exercise Price in effect after such adjustment shall be equal to the Exercise Price in effect immediately prior to such adjustment divided by the number of Common Shares (or other capital stock) (the "Expansion Factor") that a holder of one Common Share immediately prior to such dividend, subdivision, change, combination or issuance would hold thereafter as a result thereof and (B) each Right held prior to such adjustment shall become that number of Rights equal to the Expansion Factor, and the adjusted number of Rights will be deemed to be allocated among the Common Shares with respect to which the original Rights were associated (if they remain outstanding) and the shares issued in respect of such dividend, subdivision, change, combination or issuance, so that each such Common Share (or other capital stock) will have exactly one Right associated with it. For greater certainty, if the securities purchasable upon exercise of Rights are to be adjusted, the securities purchasable upon exercise of each Right after such adjustment will be the number of securities that a holder of the securities purchasable upon exercise of one Right immediately prior to such dividend, subdivision, change, combination or issuance would hold thereafter as a result thereof. If after the Record Time and prior to the Expiration Time the Corporation shall issue any shares of capital stock other than Common Shares in a transaction of a type described in clause 2.3(a)(i) or 2.3(a)(iv), shares of such capital stock shall be treated herein as nearly equivalent to Common Shares as may be practicable and appropriate under the circumstances and the Corporation and the Rights Agent agree to amend this Agreement in order to effect such treatment. If an event occurs which would require an adjustment under both this Section 2.3 and Section 3.1 hereof, the adjustment provided for in this Section 2.3 shall be in addition in and shall be made prior to any adjustment required pursuant to Section 3.1 hereof. Adjustments pursuant to subsection 2.3(a) shall be made successively, whenever an event referred to in subsection 2.3(a) occurs.

In the event the Corporation shall at any time after the Record Time and prior to the Separation Time issue any Common Shares otherwise than in a transaction referred to in the preceding paragraph, each such Common Share so issued shall automatically have one new Right associated with it, which Right shall be evidenced by the certificate representing such Common Share.

(b) In the event the Corporation shall at any time after the Record Time and prior to the Expiration Time fix a record date for the making of a distribution to all holders of Common Shares of rights, options or warrants entitling them (for a period expiring within 45 calendar days after such record date) to subscribe for or purchase Common Shares (or Convertible Securities) at a price per Common Share (or, if a Convertible Security, having a conversion, exchange or exercise price (including the price required to be paid to purchase such Convertible Security per share)) less than 90% of the Market Price per Common Share on such record date, the Exercise Price shall be adjusted in the manner set forth below. The Exercise Price in effect after such record date shall equal the Exercise Price in effect immediately prior to such record date multiplied by a fraction, of which the numerator shall be the number of Common Shares outstanding on such record date plus the number of Common Shares which the aggregate offering price of the total number of Common Shares so to be offered (and/or the aggregate initial conversion, exchange or exercise price of the Convertible Securities so to be offered (including the price required to be paid to purchase such Convertible Securities)) would purchase at such Market Price and of which the denominator shall be the number of Common Shares outstanding on such record date plus the number of additional Common Shares to be offered for subscription or purchase (or into which the Convertible Securities so to be offered are initially convertible, exchangeable or exercisable). In case such subscription price is satisfied in whole or in part by consideration in a form other than cash the value of such consideration shall be as determined in good faith by the Board of Directors whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of Rights.

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Such adjustment shall be made successively whenever such a record date is fixed, and in the event that such rights, options or warrants are not so issued, or if issued, are not exercised prior to the expiration thereof, the Exercise Price shall be readjusted to the Exercise Price which would then be in effect if such record date had not been fixed, or to the Exercise Price which would be in effect based upon the number of Common Shares (or securities convertible into, or exchangeable or exercisable for Common Shares) actually issued upon the exercise of such rights, options or warrants as the case may be.

For purposes of this Agreement, the granting of the right to purchase Common Shares pursuant to any dividend or interest reinvestment plan and/or any Common Share purchase plan providing for the reinvestment of dividends or interest payable on securities of the Corporation and/or the investment of periodic optional payments and/or employee benefit or similar plans (so long as such right to purchase is in no case evidenced by the delivery of rights, options or warrants) shall not be deemed to constitute an issue of rights, options or warrants by the Corporation; provided, however, that in the case of any dividend or interest reinvestment plan, the right to purchase Common Shares is at a price per share of not less than 90% of the current market price per share (determined as provided in such plans) of the Common Shares.

(c) In the event the Corporation shall at any time after the Record Time and prior to the Separation Time fix a record date for the making of a distribution to all holders of Common Shares of evidences of indebtedness or assets (other than an annual cash dividend or a dividend paid in Common Shares) or Convertible Securities at a price per Common Share (or, in the case of a Convertible Security in respect of Common Shares having a conversion or exercise price per share (including the price required to be paid to purchase such Convertible Security) less than 90% of the Market Price per Common Share on such record date (excluding those referred to in subsection 2.3(b)), the Exercise Price shall be adjusted in the manner set forth below.  The Exercise Price in effect after such record date shall equal the Exercise Price in effect immediately prior to such record date less the fair market value (as determined in good faith by the Board of Directors of the Corporation) of the portion of the assess, evidences of indebtedness, rights, options or warrants so to be distributed applicable to each of the securities purchasable upon exercise of one Right (such determination to be described in a statement filed with the Rights Agent shall be binding on the Rights Agent and the holders of the Rights). Such adjustment shall be made successively whenever such a record date is fixed.

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(d) Each adjustment made pursuant to this Section 2.3 shall be made as of:

(i) the payment or effective date for the applicable dividend, subdivision, change, combination or issuance, in the case of an adjustment made pursuant to paragraph 2.3(a) above; and

(ii) the record date for the applicable dividend or distribution, in the case of an adjustment made pursuant to paragraph 2.3(b) or 2.3(c) above,

subject to readjustment to reverse the same if such distribution shall not be made.

(e) Notwithstanding anything herein to the contrary, no adjustment in the Exercise Price shall be required unless such adjustment would require an increase or decrease of at least one percent in the Exercise Price; provided, however, that any adjustments which by reason of this Subsection 2.3(e) are not required to be made shall be carried forward and taken into account in any subsequent adjustment.  All calculations under Section 2.3 shall be made to the nearest cent or to the nearest ten-thousandth of a share.  Notwithstanding the first sentence of this Subsection 2.3(e), any adjustment required by Section 2.3 shall be made no later than the earlier of:

(i) three years from the date of the transaction which gives rise to such adjustment; or

(ii) the Expiration Date.

(f) In the event the Corporation shall at any time after the Record Time and prior to the Separation Time issue any shares of capital stock (other than Common Shares), or rights, options or warrants to subscribe for or purchase any such capital stock, or securities convertible into or exchangeable for any such capital stock, in a transaction referred to in clause 2.3(a)(i) or 2.3(a)(iv) above, or if the Corporation shall take any other action (other than the issue of Common Shares) which might have a negative effect on the holders of Rights, if the Board of Directors acting in good faith determines that the adjustments contemplated by paragraphs 2.3(a), 2.3(b) and 2.3(c) above are not applicable or will not appropriately protect the interests of the holders of Rights, the Corporation may determine what other adjustments to the Exercise Price, number of Rights and/or securities purchasable upon exercise of Rights would be appropriate and, if the adjustments contemplated by paragraphs 2.3(a), 2.3(b) and 2.3(c) above are applicable, notwithstanding such paragraphs, the adjustments so determined by the Corporation, rather than adjustments contemplated by paragraphs 2.3(a), 2.3(b) and 2.3(c) above, shall be made. The Corporation and the Rights Agent shall amend this Agreement in accordance with subsections 5.4(b) and 5.4(e), as the case may be, to provide for such adjustments.

(g) Each Right originally issued by the Corporation subsequent to any adjustment made to the Exercise Price hereunder shall evidence the right to purchase, at the adjusted Exercise Price, the number of Common Shares purchasable from time to time hereunder upon exercise of a Right immediately prior to such issue, all subject to further adjustment as provided herein.

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(h) Irrespective of any adjustment or change in the Exercise Price or the number of Common Shares issuable upon the exercise of Rights, the Rights Certificates theretofore and thereafter issued may continue to express the Exercise Price per Common Share and the number of Common Shares which were expressed in the initial Rights Certificates issued hereunder.

(i) In any case in which this Section 2.3 shall require that an adjustment in the Exercise Price be made effective as of a record date for a specified event, the Corporation may elect to defer until the occurrence of such event the issuance to the holder of any Right exercised after such record date the number of Common Shares and other securities of the Corporation, if any, issuable upon such exercise over and above the number of Common Shares and other securities of the Corporation, if any, issuable upon such exercise on the basis of Exercise Price in effect prior to such adjustment; provided, however, that the Corporation shall deliver to such holder an appropriate instrument evidencing such holder's right to receive such additional shares (fractional or otherwise) or other securities upon the occurrence of the event requiring such adjustment.

(j) Notwithstanding anything contained in this Section 2.3 to the contrary, the Corporation shall be entitled to make such reductions in the Exercise Price, in addition to those adjustments expressly required by this Section 2.3, as and to the extent that in their good faith judgment the Board of Directors shall determine to be advisable, in order that any:

(i) consolidation or subdivision of Common Shares;

(ii) issuance (wholly or in part for cash) of Common Shares or securities that by their terms are convertible into or exchangeable for Common Shares;

(iii) stock dividends; or

(iv) issuance of rights, options or warrants referred to in this Section 2.3,

hereafter made by the Corporation to holders of its Common Shares, shall not be taxable to such shareholder.

(k) If, as a result of any adjustment made pursuant to Section 3.1, the holder of any Right thereafter exercised shall become entitled to receive any securities other than Common Shares, thereafter the number of such other securities so receivable upon exercise of any Right and the applicable Exercise Price thereof shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as may be practicable to the provisions with respect to the Common Shares contained in the foregoing subsections of this Section 2.3 and the provisions of this Agreement with respect to Common Shares shall apply on like terms to any such other securities.

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(l) Whenever an adjustment to the Exercise Price or a change in the securities purchasable upon the exercise of Rights is made pursuant to this Section 2.3, the Corporation shall promptly:

(i) prepare a certificate setting forth such adjustment and a brief statement of the facts accounting for such adjustment;

(ii) file with the Rights Agent and with each transfer agent for the Common Shares a copy of such certificate; and

(iii) cause notice of the particulars of such adjustment or change to be given to the holders of the Rights.

Failure to file such certificate or to cause such notice to be given as aforesaid, or any defect therein, shall not affect the validity of any such adjustment or change.

2.4 Date on Which Exercise is Effective

Each Person in whose name a registration in Book Entry Form for Common Shares is made or any certificate for Common Shares is issued upon the exercise of Rights shall for all purposes be deemed to have become the holder of record of the Common Shares represented thereby, and such certificate shall be dated, the date upon which the Rights Certificate evidencing such Rights was duly surrendered (together with a duly completed Election to Exercise) and payment of the Exercise Price for such Rights (and any applicable transfer taxes and other governmental charges payable by the exercising holder hereunder) was made in accordance with clause 2.2(d); provided, however, that if the date of such surrender and payment is a date upon which the Common Share transfer books of the Corporation are closed, such Person shall be deemed to have become the record holder of such shares on, and such certificate shall be dated, the next succeeding Business Day on which the Common Share transfer books of the Corporation are open.

2.5 Execution, Authentication, Delivery and Dating of Rights Certificates

Rights will be evidenced, in the case of Rights in Book Entry Form, by a statement issued under the Rights Agent's direct registration system, or alternatively, if the Corporation determines to issue Rights Certificates, by the following procedures:

(a) The Rights Certificates shall be executed on behalf of the Corporation by any one of its Chairman of the Board, President, Chief Executive Officer, Chief Financial Officer, any Vice President, Treasurer, any Assistant Treasurer, Secretary or any Assistant Secretary of the Corporation. The signature of any of these officers on the Rights Certificates may be manual or facsimile. Rights Certificates bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Corporation shall bind the Corporation, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the countersignature and delivery of such Rights Certificates.

(b) Promptly after the Corporation learns of the Separation Time, the Corporation will notify the Rights Agent of such Separation Time and will deliver Rights Certificates executed by the Corporation to the Rights Agent for countersignature, and the Rights Agent shall countersign (manually or by facsimile signature in a manner satisfactory to the Corporation) and mail such Rights Certificates to the holders of the Rights pursuant to subsection 2.2(c) hereof. No Rights Certificate shall be valid for any purpose until countersigned by the Rights Agent as aforesaid.

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(c) Each Rights Certificate shall be dated the date of countersignature thereof.

2.6 Registration, Registration of Transfer and Exchange

(a) The Corporation will cause to be kept a register (the "Rights Register") in which, subject to such reasonable regulations as it may prescribe, the Corporation will provide for the registration and transfer of Rights. The Rights Agent is hereby appointed "Rights Registrar" for the purpose of maintaining the Rights Register for the Corporation and registering Rights and transfers of Rights as herein provided and the Rights Agent hereby accepts such appointment. In the event that the Rights Agent shall cease to be the Rights Registrar, the Rights Agent will have the right to examine the Rights Register at all reasonable times.

(b) After the Separation Time and prior to the Expiration Time, upon surrender for registration of transfer or exchange of any Rights Certificate, and subject to the provisions of subsection 2.6(d) below, the Corporation shall execute, and the Rights Agent shall countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder's instructions, one or more new Rights Certificates evidencing the same aggregate number of Rights as did the Rights Certificates so surrendered.  Alternatively, in the case of the exercise of Rights in Book Entry Form, the Rights Agent shall provide the holder or the designated transferee or the transferees with one or more statements issued under the Rights Agent's direct registration system evidencing the same aggregate number of Rights as did the direct registration system's records for the Rights transferred or exchanged.

(c) All Rights issued upon any registration of transfer or exchange of Rights Certificates shall be the valid obligations of the Corporation, and such Rights shall be entitled to the same benefits under this Agreement as the Rights surrendered upon such registration of transfer or exchange.

(d) Every Rights Certificate surrendered for registration of transfer or exchange shall be duly endorsed, or be accompanied by a written instrument of transfer in form satisfactory to the Corporation or the Rights Agent, as the case may be, duly executed by the registered holder thereof or such holder's attorney duly authorized in writing. As a condition to the issuance of any new Rights Certificate under this Section 2.6, the Corporation may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the reasonable fees and expenses of the Rights Agent) connected therewith.

(e) The Corporation shall not be required to register the transfer or exchange of any Rights after the Rights have been terminated pursuant to this Agreement.

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2.7 Mutilated, Destroyed, Lost and Stolen Rights Certificates

(a) If any mutilated Rights Certificate is surrendered to the Rights Agent prior to the Expiration Time, the Corporation shall execute and the Rights Agent shall countersign and deliver in exchange therefor a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so surrendered.

(b) If there shall be delivered to the Corporation and the Rights Agent prior to the Expiration Time (i) evidence of ownership of any Rights Certificate, (ii) evidence to their satisfaction of the destruction, loss or theft of any Rights Certificate and (iii) such security or indemnity as may be required by each of them in their sole discretion to save each of them and any of their agents harmless, then, in the absence of notice to the Corporation or the Rights Agent that such Rights Certificate has been acquired by a bona fide purchaser, the Corporation shall execute and upon its request the Rights Agent shall countersign and deliver, in lieu of any such destroyed, lost or stolen Rights Certificate, a new Rights Certificate evidencing the same number of Rights as did the Rights

Certificate so destroyed, lost or stolen.

(c) As a condition to the issuance of any new Rights Certificate under this Section 2.7, the Corporation may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Rights Agent) connected therewith.

(d) Every new Rights Certificate issued pursuant to this Section 2.7 in lieu of any destroyed, lost or stolen Rights Certificate shall evidence an original additional contractual obligation of the Corporation, whether or not the destroyed, lost or stolen Rights Certificate shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Agreement equally and proportionately with any and all other Rights, duly issued hereunder.

2.8 Persons Deemed Owners

The Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent may deem and treat the Person in whose name a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby for all purposes whatsoever.  As used in this Agreement, unless the context otherwise requires, the term "holder" of any Rights shall mean the registered holder of such Rights (or, prior to the Separation Time, of the associated Common Shares).

2.9 Delivery and Cancellation of Certificates

All Rights Certificates surrendered upon exercise or for redemption, registration of transfer or exchange shall, if surrendered to any Person other than the Rights Agent, be delivered to the Rights Agent and, in any case, shall be promptly cancelled by the Rights Agent. The Corporation may at any time deliver to the Rights Agent for cancellation any Rights Certificates previously countersigned and delivered hereunder which the Corporation may have acquired in any manner whatsoever, and all Rights Certificates so delivered shall be promptly cancelled by the Rights Agent. No Rights Certificate shall be countersigned in lieu of or in exchange for any Rights Certificates cancelled as provided in this Section 2.9, except as expressly permitted by this Agreement. The Rights Agent shall, subject to applicable law, destroy all cancelled Rights Certificates and deliver a certificate of destruction to the Corporation.

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2.10 Agreement of Rights Holders

Every holder of Rights, by accepting the same, consents and agrees with the Corporation and the Rights Agent and with every other holder of Rights:

(a) to be bound by and subject to the provisions of this Agreement, as amended or supplemented from time to time in accordance with the terms hereof in respect of all Rights held;

(b) that, prior to the Separation Time, each Right will be transferable only together with, and will be transferred by a transfer of, the associated Common Share;

(c) that, after the Separation Time, the Rights will be transferable only on the Rights Register as provided herein;

(d) that, prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) for registration of transfer, the Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent may deem and treat the Person in whose name the Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on such Rights Certificate or the associated Common Share certificate made by anyone other than the Corporation or the Rights Agent) for all purposes whatsoever, and neither the Corporation nor the Rights Agent shall be affected by any notice to the contrary;

(e) that such holder of Rights has waived its right to receive any fractional Rights or any fractional Common Shares upon exercise of a Right (except as provided herein);

(f) that, subject to the provisions of Section 5.4, without the approval of any holder of either Rights or Common Shares and upon the sole authority of the Board of Directors acting in good faith this Agreement may be supplemented or amended from time to time as provided in clause 5.4 herein; and

(g) that, notwithstanding anything in this Agreement to the contrary, neither the Corporation nor the Rights Agent shall have any liability to any holder of a Right or any other Person as a result of its inability to perform any of its obligations under this Agreement by reason of any preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a governmental, regulatory or administrative agency or commission, or any statute, rule, regulation or executive order promulgated or enacted by any governmental authority, prohibiting or otherwise restraining performance of such obligation.

2.11 Rights Certificate Holder Not Deemed a Shareholder

No holder, as such, of any Rights or Rights Certificate shall be entitled to vote, receive dividends or be deemed for any purpose whatsoever the holder of any Common Share or any other share or security of the Corporation which may at any time be issuable on the exercise of the Rights represented thereby, nor shall anything contained herein or in any Rights Certificate be construed or deemed or confer upon the holder of any Right or Rights Certificate, as such, any right, title, benefit or privilege of a holder of Common Shares or any other shares or securities of the Corporation or any right to vote at any meeting of shareholders of the Corporation whether for the election of directors or otherwise or upon any matter submitted to holders of Common Shares or any other shares of the Corporation at any meeting hereof, or to give or withhold consent to any action of the Corporation, or to receive notice of any meeting or other action affecting any holder of Common Shares or any other shares of the Corporation except as expressly provided herein, or to receive dividends, distributions or subscription rights, or otherwise, until the Right or Rights evidenced by the Rights Certificate shall be been duly exercised in accordance with the terms and provisions hereof.

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ARTICLE 3
ADJUSTMENTS TO THE RIGHTS IN THE EVENT OF CERTAIN TRANSACTIONS

3.1 Flip-in Event

(a) Subject to subsection 3.1(b) and Section 5.1 hereof, in the event that prior to the Expiration Time a Flip-in Event shall occur then each Right shall constitute, effective at the close of business on the tenth Trading Day (or such longer period as may be required to satisfy the requirements of the Securities Acts, as applicable, and any comparable legislation of any other applicable jurisdiction) after the Stock Acquisition Date, the right to purchase from the Corporation, upon exercise of the Right in accordance with the terms of this Agreement, that number of Common Shares having an aggregate Market Price on the date of consummation or occurrence of such Flip-in Event equal to twice the Exercise Price for an amount in cash equal to the Exercise Price (such right to be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 in the event that after such date of consummation or occurrence an event of a type analogous to any of the events described in Section 2.3 shall have occurred with respect to such Common Shares).

(b) Notwithstanding the foregoing or any other provisions of this Agreement, upon the occurrence of any Flip-in Event, any Rights that are or were Beneficially Owned on or after the earlier of the Separation Time or the Stock Acquisition Date by:

(i) an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring Person); or

(ii) a transferee or other successor in title of Rights, directly or indirectly, from an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with, an Acquiring Person or any Affiliate or Associate of an Acquiring Person) where such transferee or successor in title becomes a transferee or successor in title concurrently with or subsequent to the Acquiring Person becoming such in a transfer that the Board of Directors acting in good faith has determined is part of a plan, arrangement or scheme of an Acquiring Person (or either: (1) any Affiliate or Associate of an Acquiring Person, or (2) any Person acting jointly or in concert with, an Acquiring Person or any Associate or Affiliate of an Acquiring Person) that has the purpose or effect of avoiding subsection 3.1(b)(i),

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shall become null and void without any further action, and any holder of such Rights (including a transferee or other successor to such Rights whether directly or indirectly) shall thereafter have no right to exercise such Rights under any provision of this Agreement and shall not have any other rights whatsoever in respect of such Rights, whether under any provision of this Agreement or otherwise.  The holder of any Rights represented by a Rights Certificate which is submitted to the Rights Agent upon exercise or for registration of transfer or exchange which does not contain the necessary certifications set forth in the Rights Certificate establishing that such Rights are not void under this subsection 3.1(b) shall be deemed to be an Acquiring Person for the purposes of this subsection 3.1(b) and such Rights shall be deemed and become null and void.

(c) Any Rights Certificate that represents Rights Beneficially Owned by a Person described in either clauses 3.1(b)(i) or 3.1(b)(ii) of subsection 3.1(b) or transferred to any nominee of any such Person, and any Rights Certificate issued upon transfer, exchange, replacement or adjustment of any other Rights Certificate referred to in this sentence, shall contain the following legend:

"The Rights represented by this Rights Certificate were Beneficially Owned by a Person who was an Acquiring Person or who was an Affiliate or an Associate of an Acquiring Person (as such terms are defined in the Rights Agreement) or was acting jointly or in concert with any of them. This Rights Certificate and the Rights represented hereby are void or shall become void in the circumstances specified in subsection 3.1(b) of the Rights Agreement.", provided that the Rights Agent shall not be under any responsibility to ascertain the existence of facts that would require the imposition of such legend but shall be required to impose such legend only if instructed to do so by the Corporation in writing or if a holder fails to certify upon transfer or exchange in the space provided on the Rights Certificate that such holder is not an Acquiring Person, an Affiliate or Associate thereof or a Person acting jointly or in concert with any of them. The issuance of a Rights Certificate without the legend referred to in this Section 3.1(c) shall be of no effect on the provisions of Section 3.1(b).

Any Rights issued and registered in Book Entry Form (that are evidenced by an advice or other statement on which are maintained electronically the records of the transfers) after the Separation Time but prior to the Expiration Time, shall evidence one Right for each Right represented by such registration and the registration record of such Rights shall include the legend set forth in this Section 3.1(c), adapted accordingly as the Rights Agent may reasonably require.

(d) From and after the Separation Time, the Corporation shall do all such acts and things as shall be necessary and within its power to ensure compliance with the provisions of this Section 3.1 including, without limitation, all such acts and things as may be required to satisfy the requirements of the BCBCA, the Securities Acts, the U.S. Securities Act, the U.S. Exchange Act, as applicable, the securities laws or comparable legislation of each of the provinces of Canada and any other applicable laws in respect of the issue of Common Shares upon the exercise of Rights in accordance with this Agreement.

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ARTICLE 4
THE RIGHTS AGENT

4.1 General

(a) The Corporation hereby appoints the Rights Agent to act as agent for the Corporation and the holders of Rights in accordance with the terms and conditions hereof, and the Rights

Agent hereby accepts such appointment. The Corporation may from time to time appoint such Co-Rights Agents (the "Co-Rights Agents" and each a "Co-Rights Agent") as it may deem necessary or desirable subject to the approval of the Rights Agent and Co-Rights Agents.  In the event the Corporation appoints one or more Co-Rights Agents, the respective duties of the Rights Agent and Co-Rights Agents shall be as the Corporation may determine with the approval of the Rights Agent and Co-Rights Agent.

(b) The Corporation agrees to pay to the Rights Agent reasonable compensation for all services rendered by it hereunder and, from time to time, on demand of the Rights Agent, its reasonable expenses and counsel fees and other disbursements reasonably incurred in the execution and administration of this Agreement and the exercise and performance of its duties hereunder. The Corporation also agrees to indemnify the Rights Agent, its directors, officers, employees and agents for, and to hold them harmless against, any loss, liability, cost, claim, action, damage, suit or expense, incurred without gross negligence, bad faith or willful misconduct on the part of the Rights Agent or its directors, officers, employees and agents for anything done, suffered or omitted by the Rights Agent in connection with the acceptance, execution and administration of this Agreement and the exercise and performance of its duties hereunder, including the costs and expenses of defending against any claim of liability, which right to indemnification will survive the termination of this Agreement or the resignation or removal of the Rights Agent.

(c) The Rights Agent shall be protected and shall incur no liability for or in respect of any action taken, suffered or omitted by it in connection with its administration of this Agreement in reliance upon any certificate for Common Shares, Rights Certificate, certificate for other securities of the Corporation, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, opinion, statement, or other paper or document believed by it to be genuine and to be signed, executed and, where necessary, verified or acknowledged, by the proper Person or Persons. The Rights Agent need not investigate any fact or matter stated in any such document, but it may, in its discretion, make such further inquiry or investigation into such facts or matters as it may see fit.

(d) The Corporation shall inform the Rights Agent, in a reasonably timely manner, of events which may materially affect the administration of this Agreement by the Rights Agent. At any time, upon request, the Corporation shall provide to the Rights Agent an incumbency certificate with respect to the current directors and officers of the Corporation, provided that failure to inform the Rights Agent of any such events, or any defect therein, shall not affect the validity of any action taken hereunder in relation to such events.

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4.2 Merger, Amalgamation or Consolidation or Change of Name of Rights Agent

(a) Any corporation into which the Rights Agent or any successor Rights Agent may be merged or amalgamated or with which it may be consolidated, or any corporation resulting from any merger, amalgamation or consolidation to which the Rights Agent or any successor Rights Agent is a party or any corporation succeeding to the shareholder or stockholder services business of the Rights Agent or any successor Rights Agent, will be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the Parties hereto, provided that such corporation would be eligible for appointment as a successor Rights Agent under the provisions of Section 4.4 hereof. In case, at the time such successor Rights Agent succeeds to the agency created by this Agreement, any of the Rights Certificates have been countersigned but not delivered, any such successor Rights Agent may adopt the countersignature of the predecessor Rights Agent and deliver such Rights Certificates so countersigned; and in case at that time any of the Rights Certificates have not been countersigned, any successor Rights Agent may countersign such Rights Certificates either in the name of the predecessor Rights Agent or in the name of the successor Rights Agent; and in all such cases such Rights Certificates will have the full force provided in the Rights Certificates and in this Agreement.

(b) In case at any time the name of the Rights Agent is changed and at such time any of the Rights Certificates shall have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Rights Certificates so countersigned; and in case at that time any of the Rights Certificates shall not have been countersigned, the Rights Agent may countersign such Rights Certificates either in its prior name or in its changed name; and in all such cases such Rights Certificates shall have the full force provided in the Rights Certificates and in this Agreement.

4.3 Duties of Rights Agent

The Rights Agent undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions, by all of which the Corporation and the holders of Rights Certificates, by their acceptance thereof, shall be bound:

(a) The Rights Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information, instructions or for any other reason whatsoever, the Rights Agent, in its sole judgment, acting reasonable, determines that suck act is conflicting with or contrary to the terms of this Agreement or the law or regulation of any jurisdiction or any order or directive of any court, governmental agency or other regulatory body.

(b) The Rights Agent at the expense of the Corporation, may retain and consult with legal counsel (who may be legal counsel for the Corporation), and the opinion of such counsel will be full and complete authorization and protection to the Rights Agent as to any action taken or omitted by it in good faith and in accordance with such opinion; the Rights Agent may also, with the approval of the Corporation (such approval not to be unreasonably withheld) and at the expense of the Corporation, consult with such other experts as the Rights Agent shall consider necessary or appropriate to properly carry out the duties and obligations imposed under this Agreement and the Rights Agent shall be entitled to act and rely, and shall be protected in so acting and relying, in good faith on the advice of any such expert. The Corporation shall reimburse the Rights Agent for all reasonable legal fees and disbursements incurred in connection with this Section 4.3(a).

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(c) Whenever in the performance of its duties under this Agreement the Rights Agent deems it necessary or desirable that any fact or matter be proved or established by the Corporation prior to taking or such bring any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a certificate signed by a person believed by the Rights Agent to be the Chairman of the Board, the President, the Chief Executive Officer, the Chief Financial Officer, any Vice President, the Treasurer, any Assistant Treasurer, the Secretary or any Assistant Secretary of the Corporation and delivered to the Rights Agent; and such certificate will be full authorization to the Rights Agent for any action taken or suffered in good faith by it under the provisions of this Agreement in reliance upon such certificate.

(d) The Rights Agent will be liable hereunder only for its own gross negligence, bad faith or wilful misconduct and that of its officers, directors and employees.

(e) The Rights Agent will not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the certificates for Common Shares or the Rights Certificates (except its countersignature thereof) or be required to verify the same, but all such statements and recitals are and will be deemed to have been made by the Corporation only.

(f) The Rights Agent will not be under any responsibility in respect of the validity of this Agreement or the execution and delivery hereof (except the due authorization, execution and delivery hereof by the Rights Agent) or in respect of the validity or execution of any Common Share certificate or Rights Certificate (except its countersignature thereof); nor will it be responsible for any breach by the Corporation of any covenant or condition contained in this Agreement or in any Rights Certificate; nor will it be responsible for any change in the exercisability of the Rights (including the Rights becoming void pursuant to subsection 3.1(b) hereof) or any adjustment required under the provisions of Section 2.3 hereof or responsible for the manner, method or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment (except with respect to the exercise of Rights after receipt of the certificate contemplated by Section 2.3 describing any such adjustment); nor will it by any act hereunder be deemed to make any representation or warranty as to the authorization of any Common Shares to be issued pursuant to this Agreement or any Rights or as to whether any Common Shares will, when issued, be duly and validly authorized, executed, issued and delivered and fully paid and non-assessable.

(g) Each of the Corporation and the Rights Agent agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement.

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(h) The Rights Agent is hereby authorized and directed to accept instructions with respect to the performance of its duties hereunder from any person believed by the Rights Agent to be the Chairman of the Board, the Chief Executive Officer, the Chief Financial Officer, any Vice President, the Secretary or any Assistant Secretary or the Treasurer or any Assistant Treasurer of the Corporation, and to apply to such persons for advice or instructions in connection with its duties, and it shall not be liable for any action taken or suffered by it in good faith in reliance upon instructions of any such person; it is understood that instructions to the Rights Agent shall, except where circumstances make it impracticable or the Rights Agent otherwise agrees, be given in writing and, where not in writing, such instructions shall be confirmed in writing as soon as reasonably possible after the giving of such instructions.

(i) The Rights Agent and any shareholder or stockholder, director, officer or employee of the Rights Agent may buy, sell or deal in Common Shares, Rights or other securities of the Corporation or become financially interested in any transaction in which the Corporation may be interested, or contract with or lend money to the Corporation or otherwise act as fully and freely as though it were not Rights Agent under this Agreement. Nothing herein shall preclude the Rights Agent from acting in any other capacity for the Corporation or for any other legal entity.

(j) The Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either: (A) by itself, or (B) by or through its attorneys or agents, and the Rights Agent will not be answerable or accountable for any act, omission, default, neglect or misconduct of any such attorneys or agents or for any loss to the Corporation resulting from any such act, omission, default, neglect or misconduct, provided reasonable care was exercised in the selection and continued employment thereof.

4.4 Change of Rights Agent

The Rights Agent may resign and be discharged from its duties under this Agreement upon 60 days' notice (or such lesser notice as is acceptable to the Corporation) in writing mailed to the Corporation and to each transfer agent of Common Shares by registered or certified mail, and to the holders of the Rights in accordance with Section 5.8 all of which shall be at the Corporation's expense. The Corporation may remove the Rights Agent upon 60 days' notice in writing given to the Rights Agent and to each transfer agent of the Common Shares (by personal delivery, or registered or certified mail). If the Rights Agent should resign or be removed or otherwise become incapable of acting, the Corporation will appoint a successor to the Rights Agent. If the Corporation fails to make such appointment within a period of 30 days after such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent, then the resigning Rights Agent, at the expense of the Corporation, or any holder of any Rights may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. Any successor Rights Agent, whether appointed by the Corporation or by such a court, shall be a corporation incorporated under the laws of Canada or a province thereof authorized to carry on the business in the Province of British Columbia. After appointment, the successor Rights Agent will be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor Rights Agent shall, upon the receipt of all outstanding fees and expenses pursuant to this Agreement, deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose. Not later than the effective date of any such appointment, the Corporation will file notice thereof in writing with the predecessor Rights Agent and each transfer agent of the Common Shares, and mail a notice thereof in writing to the holders of the Rights. Failure to give any notice provided for in this Section 4.4, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be.

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4.5 Compliance with Money Laundering Legislation

The Rights Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Rights Agent reasonably determines that such an act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline. Further, should the Rights Agent reasonably determine at any time that its acting under this Agreement has resulted in it being in noncompliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on 10 Business Days' written notice to the Corporation, provided: (i) that the Rights Agent's written notice shall describe the circumstances of such non-compliance; and (ii) that if such circumstances are rectified to the Rights Agent's satisfaction within such 10 Business Day period, then such resignation shall not be effective.  Subject to applicable law, the Rights Agent agrees to notify the Corporation as soon as reasonably possible in the event that the Rights Agent has concerns which may give rise to the rights of the Rights Agent to resign under this paragraph and such notice shall describe the basis for such concerns.

4.6 Privacy Provision

The Parties acknowledge that federal and/or provincial legislation that addresses the protection of individual's personal information (collectively, the "Privacy Laws") applies to obligations and activities under this Agreement. Despite any other provision of this Agreement, neither Party will take or direct any action that would contravene, or cause the other to contravene, applicable Privacy Laws. The Corporation will, prior to transferring or causing to be transferred personal information to the Rights Agent, obtain and retain required consents of the relevant individuals to the collection, use and disclosure of their personal information, or will have determined that such consents either have previously been given upon which the Parties can rely or are not required under the Privacy Laws. The Rights Agent will use commercially reasonable efforts to ensure that its services hereunder comply with Privacy Laws.

4.7 Liability

(a) Notwithstanding any other provision of this Agreement, and whether such losses or damages are foreseeable or unforeseeable, the Rights Agent shall not be liable under any circumstances whatsoever for any (a) breach by any other party of securities law or other rule of any securities regulatory authority, (b) lost profits or (c) special, indirect, incidental, consequential, exemplary, aggravated or punitive losses or damages. This Section 4.7 shall survive the termination of this Agreement or the resignation or removal of the Rights Agent.

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(b) Notwithstanding any other provision of this Agreement, any liability of the Rights Agent shall be limited, in the aggregate, to the amount of fees paid by the Company to the Rights Agent under this Agreement in the twelve (12) months immediately prior to the Rights Agent receiving the first notice of the claim.

ARTICLE 5
MISCELLANEOUS

5.1 Redemption and Waiver

(a) The Board of Directors may, with the prior approval of the holders of Common Shares or of the holders of Rights given in accordance with subsection 5.1(f) or 5.1(g), as applicable, at any time prior to the occurrence of a Flip-in Event as to which the application of Section 3.1 has not been waived pursuant to the provisions of this Section 5.1, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.000001 per Right appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 in the event that an event of the type analogous to any of the events described in Section 2.3 shall have occurred (such redemption price being herein referred to as the "Redemption Price").

(b) The Board of Directors acting in good faith may, with the prior approval of the holders of Common Shares given in accordance with subsection 5.1(f), determine, at any time prior to the occurrence of a Flip-in Event as to which the application of Section 3.1 has not been waived pursuant to this Section 5.1, if such Flip-in Event would occur by reason of an acquisition of Common Shares or Convertible Securities otherwise than pursuant to a Take-over Bid made by means of a Take-over Bid circular to all holders of record of Common Shares and otherwise than in the circumstances set forth in subsection 5.1(d), to waive the application of Section 3.1 to such Flip-in Event.  In the event that the Board of Directors proposes such a waiver, the Board of Directors shall extend the Separation Time to a date subsequent to and not more than ten Business Days following the meeting of shareholders called to approve such waiver.

(c) The Board of Directors acting in good faith may, prior to the occurrence of a Flip-in Event as to which the application of Section 3.1 has not been waived under this clause, determine, upon prior written notice to the Rights Agent, to waive the application of Section 3.1 to that Flip-in Event provided that the Flip-in Event would occur by reason of a Take-over Bid made by means of a Take-over Bid circular sent to all holders of record of Common Shares (which for greater certainty shall not include the circumstances described in Section 5.1(d)); further provided that if the Board waives the application of Section 3.1 to such a Flip-in Event, the Board of Directors shall be deemed to have waived the application of Section 3.1 to any other Flip-in Event occurring by reason of any Take-over Bid made by means of a Take-over Bid circular to all holders of record of Common Shares which is made prior to the expiry of any Take-over Bid in respect of which a waiver is, or is deemed to have been, granted under this subsection 5.1(c).

(d) The Board of Directors shall waive the application of Section 3.1 in respect of the occurrence of any Flip-in Event if the Board of Directors has determined, following a Stock Acquisition Date and prior to the Separation Time, that a Person became an Acquiring Person by inadvertence and without the intention to become, or knowledge that it would become, an Acquiring Person under this Agreement and, in the event that such a waiver is granted by the Board of Directors, such Stock Acquisition Date shall be deemed not to have occurred.  Any such waiver pursuant to this Section 5.1(d) must be on the condition that such Person, within 14 days after the foregoing determination by the Board of Directors or such earlier or later date as the Board of Directors may determine (the "Disposition Date"), has reduced its Beneficial Ownership of Common Shares such that the Person is no longer an Acquiring Person.  If the Person remains an Acquiring Person at the Close of Business on the Disposition Date, the Disposition Date shall be deemed to be the date of occurrence of a further Stock Acquisition Date and Section 3.1 shall apply thereto.

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(e) Where, pursuant to a Permitted Bid, a Competing Permitted Bid or a Take-over Bid in respect of which the Board of Directors has waived, or is deemed to have waived, pursuant to subsection 5.1(c), the application of Section 3.1, a Person acquires outstanding Common Shares, then the Board of Directors shall immediately upon the consummation of such acquisition without further formality and without approval under subsections 5.4(b) or 5.4(c) be deemed to have elected to redeem the Rights at the Redemption Price.

(f) If a redemption of Rights pursuant to subsection 5.1(a) or a waiver of a Flip-in Event pursuant to subsection 5.1(b) is proposed at any time prior to the Separation Time, such redemption or waiver shall be submitted for approval to the holders of Common Shares. Such approval shall be deemed to have been given if the redemption or waiver is approved by the affirmative vote of a majority of the votes cast by Independent Shareholders represented in person or by proxy at a meeting of such holders duly held in accordance with applicable laws and the Corporation's by-laws.

(g) If a redemption of Rights pursuant to subsection 5.1(a) is proposed at any time after the Separation Time, such redemption shall be submitted for approval to the holders of Rights. Such approval shall be deemed to have been given if the redemption is approved by a majority of the votes cast by the holders of Rights represented in person or by proxy at and entitled to vote at a meeting of such holders. For the purposes hereof each outstanding Right (other than Rights which are Beneficially Owned by any Person referred to in clauses (i) to (v) inclusive of the definition of Independent Shareholders) shall be entitled to one vote, and the procedures for the calling, holding and conduct of the meeting shall be those, as nearly as may be, which are provided in the Corporation's articles and/or bylaws, as applicable, and the BCBCA with respect to meetings of shareholders of the Corporation.

(h) Where a Take-over Bid that is not a Permitted Bid or a Competing Permitted Bid is withdrawn or otherwise terminated after the Separation Time has occurred and prior to the occurrence of a Flip-in Event, the Board of Directors may elect to redeem all the outstanding Rights at the Redemption Price. Upon such redemption, all of the provisions of this Agreement shall continue to apply as if the Separation Time had not occurred and it shall be deemed not to have occurred and the Corporation shall be deemed to have issued replacement Rights to the holders of its then outstanding Common Shares, subject to and in accordance with the provisions of this Agreement.

(i) If the Board of Directors elects or is deemed to have elected to redeem the Rights, and, in circumstances where subsection 5.1(a) is applicable, such redemption is approved by the holders of Common Shares or the holders of Rights in accordance with subsection 5.1(f) or 5.1(g), as applicable, the right to exercise the Rights will thereupon, without further action and without notice, terminate and the only right thereafter of the holders of Rights will be to receive the Redemption Price.

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(j) Within 10 Business Days of the Board of Directors electing or having been deemed to have elected to redeem the Rights or, if subsection 5.1(a) is applicable within 10 Business Days after the holders of Common Shares or the holders of Rights have approved a redemption of Rights in accordance with subsection 5.1(f) or 5.1(g), as applicable, the Corporation shall give notice of redemption to the holders of the then outstanding Rights by mailing such notice to each such holder at its last address as it appears upon the register of the Rights Agent or, prior to the Separation Time, on the register of the transfer agent for the Common Shares. Any notice which is mailed in the manner herein provided will be deemed given, whether or not the holder receives the notice. Each such notice of redemption will state the method by which the payment of the Redemption Price will be made. The Corporation may not redeem, acquire or purchase for value any Rights at any time in any manner other than that specifically set forth in this Section 5.1 or in connection with the purchase of Common Shares prior to the Separation Time.

(k) The Corporation shall give prompt written notice to the Rights Agent of any waiver of the application of Section 3.1 made by the Board of Directors under this Section 5.1.

5.2 Expiration

No Person shall have any rights pursuant to this Agreement or in respect of any Right after the Expiration Time, except the Rights Agent as specified in subsection 4.1(a) of this Agreement.

5.3 Issuance of New Rights Certificates

Notwithstanding any of the provisions of this Agreement or of the Rights to the contrary, the Corporation may, at its option, issue new Rights Certificates evidencing Rights in such form as may be approved by the Board of Directors to reflect any adjustment or change in the number of or kind or class of shares purchasable upon exercise of Rights made in accordance with the provisions of this Agreement.

5.4 Supplements and Amendments

(a) The Corporation may make amendments to this Agreement to correct any clerical or typographical error or which are required to maintain the validity of this Agreement as a result of any change in any applicable legislation, rules or regulations thereunder. The Corporation may, prior to the date of the shareholders' meeting referred to in Section 5.16, supplement, amend, vary, rescind or delete any of the provisions of this Agreement without the approval of any holders of Rights or Common Shares (provided that such action would not materially adversely affect the interests of the holders of Rights generally) where the Board of Directors acting in good faith deems such action necessary or desirable.  Notwithstanding anything in this Section 5.4 to the contrary, no such supplement or amendment shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent to such supplement or amendment.

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(b) Subject to subsection 5.4(a), the Corporation may, with the prior consent of the holders of Common Shares, obtained as set forth below, at any time prior to the Separation Time, supplement, amend, vary, rescind or delete any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally). Such consent shall be deemed to have been given if the action requiring such approval is authorized by the affirmative vote of a majority of the votes cast by Independent Shareholders present or represented at and entitled to be voted at a meeting of the holders of Common Shares duly called and held in compliance with applicable laws and the articles and by-laws of the Corporation.

(c) Subject to Section 5.4(a), the Corporation may, with the prior consent of the holders of Rights, at any time on or after the Separation Time, supplement, amend, vary, rescind or delete any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally), provided that no such amendment, variation or deletion shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent thereto. Such consent shall be deemed to have been given if such amendment, variation or deletion is authorized by the affirmative votes of the holders of Rights present or represented at and entitled to be voted at a meeting of the holders held in accordance with subsection 5.4(d) and representing a majority of the votes cast in respect thereof.

(d) Any approval of the holders of Rights shall be deemed to have been given if the action requiring such approval is authorized by the affirmative votes of the holders of Rights present or represented at and entitled to be voted at a meeting of the holders of Rights and representing a majority of the votes cast in respect thereof. For the purposes hereof, each outstanding Right (other than Rights which are void pursuant to the provisions hereof) shall be entitled to one vote, and the procedures for the calling, holding and conduct of the meeting shall be those, as nearly as may be, which are provided in the Corporation's articles and/or bylaws, as applicable, and the BCBCA with respect to meetings of shareholders of the Corporation.

(e) Any amendment made by the Corporation to this Agreement pursuant to subsection 5.4(a) other than any amendment to correct any clerical or typographical error shall:

(i) if made before the Separation Time, be submitted to the shareholders of the Corporation at the next meeting of shareholders and the shareholders may, by the majority referred to in subsection 5.4(b), confirm or reject such amendment; and

(ii) if made after the Separation Time, be submitted to the holders of Rights at a meeting to be called for on a date not later than immediately following the next meeting of shareholders of the Corporation and the holders of Rights may, by resolution passed by the majority referred to in subsection 5.4(d), confirm or reject such amendment.

(f) The Corporation shall be required to provide the Rights Agent with notice in writing of any such amendment, rescission or variation to this Agreement as referred to in this Section 5.4 within five days of effecting such amendment, rescission or variation.

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(g) Any supplement or amendment to this Agreement pursuant to subsection 5.4(a) through 5.4(e) shall be subject to the receipt of any requisite approval or consent from any governmental or regulatory authority having jurisdiction over the Corporation, including without limitation any requisite approval of stock exchanges on which the Common Shares are listed.

Any such amendment shall be effective from the date of the resolution of the Board of Directors adopting such amendment, until it is confirmed or rejected or until it ceases to be effective (as described in the next sentence) and, where such amendment is confirmed, it continues in effect in the form so confirmed. If such amendment is rejected by the shareholders or the holders of Rights or is not submitted to the shareholders or holders of Rights as required, then such amendment shall cease to be effective from and after the termination of the meeting at which it was rejected or to which it should have been but was not submitted or from and after the date of the meeting of holders of Rights that should have been but was not held, and no subsequent resolution of the Board of Directors to amend this Agreement to substantially the same effect shall be effective until confirmed by the shareholders or holders of Rights as the case may be; provided that no such cessation of effectiveness shall affect the validity of any act taken, or the enforceability of any right accrued, in reliance on such amendment prior to the date on which such amendment ceased to be effective.

5.5 Fractional Rights and Fractional Shares

(a) The Corporation shall not be required to issue fractions of Rights or to distribute Rights Certificates which evidence fractional Rights. After the Separation Time there shall be paid to the registered holders of the Rights Certificates with regard to which fractional Rights would otherwise be issuable, an amount in cash equal to the same fraction of the Market Price of a whole Right in lieu of such fractional Rights as of the date such fractional Rights would otherwise be issuable. The Rights Agent shall have no obligation to make any payments in lieu of fractional Rights unless the Corporation shall have provided the Rights Agent with the necessary funds to pay in full all amounts payable in accordance with subsection 2.2(e).

(b) The Corporation shall not be required to issue fractional Common Shares upon exercise of the Rights or to distribute certificates which evidence fractional Common Shares. In lieu of issuing fractional Common Shares, the Corporation shall pay to the registered holder of Rights Certificates at the time such Rights are exercised as herein provided, an amount in cash equal to the same fraction of the Market Price of one Common Share at the date of such exercise. The Rights Agent shall have no obligation to make any payments in lieu of fractional Common Shares unless the Corporation shall have provided the Rights Agent with the necessary funds to pay in full all amounts payable in accordance with subsection 2.2(e).

5.6 Rights of Action

Subject to the terms of this Agreement, rights of action in respect of this Agreement, other than rights of action vested solely in the Rights Agent, are vested in the respective holders of the Rights; and any holder of any Rights, without the consent of the Rights Agent or of the holder of any other Rights, may, on such holder's own behalf and for such holder's own benefit and the benefit of other holders of Rights, enforce, and may institute and maintain any suit, action or proceeding against the Corporation to enforce, or otherwise act in respect of, such holder's right to exercise such holder's Rights, or Rights to which he is entitled, in the manner provided in this Agreement and in such holder's Rights Certificate. Without limiting the foregoing or any remedies available to the holders of Rights it is specifically acknowledged that the holders of Rights would not have an adequate remedy at law for any breach of this Agreement and will be entitled to specific performance of the obligations under, and injunctive relief against actual or threatened violations of, the obligations of any Person subject to this Agreement.

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5.7 Notice of Proposed Actions

In case the Corporation shall propose after the Separation Time and prior to the Expiration Time:

(a) to effect or permit (in cases where the Corporation's permission is required) any Flip-in Event; or

(b) to effect the liquidation, dissolution or winding up of the Corporation or the sale of all or substantially all of the Corporation's assets,

then, in each such case, the Corporation shall give to each holder of a Right, in accordance with Section 5.9 hereof, a notice of such proposed action, which shall specify the date on which such Flip-in Event, liquidation, dissolution, or winding up is to take place, and such notice shall be so given at least 10 Business Days prior to the date of taking of such proposed action by the Corporation.

5.8 Notices

Notices or demands to be given or made in connection with this Agreement by the Rights Agent or by the holder of any Rights to or on the Corporation shall be sufficiently given or made if delivered or sent by mail, postage prepaid or by fax (with, in the case of fax, an original copy of the notice or demand sent by first class mail, postage prepaid, to the Corporation following the giving of the notice or demand by fax), addressed (until another address is filed in writing with the Rights Agent) as follows:

Vizsla Silver Corp.
Suite 1723, 595 Burrard Street, Vancouver, British Columbia
V7X 1J1

Attention: Michael Konnert
Email: michael@vizslasilver.ca

Notices or demands to be given or made in connection with this Agreement by the Corporation or by the holder of any Rights to or on the Rights Agent shall be sufficiently given or made if delivered or sent by mail, postage prepaid, or by fax (with, in the case of fax, an original copy of the notice or demand sent by first class mail, postage prepaid, to the Rights Agent following the giving of the notice or demand by fax), addressed (until another address is filed in writing with the Corporation) as follows:

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Odyssey Trust Company

Suite 1310 - 1140 West Pender St.
Vancouver, BC V6E 4G1

Attention: Jessica De La Torre
Email: JTorre@OdysseyTrust.com

Notices or demands to be given or made in connection with this Agreement by the Corporation or the Rights Agent to or on the holder of any Rights shall be sufficiently given or made if delivered or sent by first class mail, postage prepaid, or by fax (with, in the case of fax, an original copy of the notice or demand sent by first class mail, postage prepaid, to such holder following the giving of the notice or demand by fax), addressed to such holder at the address of such holder as it appears upon the register of the Rights Agent or, prior to the Separation Time, on the register of the Corporation for the Common Shares.

Any notice given or made in accordance with this Section 5.8 shall be deemed to have been given and to have been received on the day of delivery, if so delivered, on the third Business Day (excluding each day during which there exists any general interruption of postal service due to strike, lockout or other cause) following the mailing thereof, if so mailed, and on the day of faxing (provided such sending is during the normal business hours of the addressee on a Business Day and if not, on the first Business Day thereafter). Each of the Corporation and the Rights Agent may from time to time change its address for notice by notice to the other given in the manner aforesaid.

If mail service is or is threatened to be interrupted at a time when the Corporation or the Rights Agent wishes to give a notice or demand hereunder to or on the holders of the Rights, the Corporation or the Rights Agent may, notwithstanding the foregoing provisions of this Section 5.8, give such notice by means, of publication once in each of two successive weeks in the business section of The Globe and Mail and, so long as the Corporation has a transfer agent in the United States, in a daily publication in the United States designated by the Corporation, or in such other publication or publications as may be designated by the Corporation and notice so published shall be deemed to have been given on the date on which the first publication of such notice in any such publication has taken place.

5.9 Costs of Enforcement

The Corporation agrees that if the Corporation fails to fulfill any of its obligations pursuant to this Agreement, then the Corporation will reimburse the holder of any Rights for the costs and expenses (including legal fees) incurred by such holder in actions to enforce his rights pursuant to any Rights or this Agreement.

5.10 Successors

All the covenants and provisions of this Agreement by or for the benefit of the Corporation or the Rights Agent shall bind and enure to the benefit of their respective successors and assigns hereunder.

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5.11 Benefits of this Agreement

Nothing in this Agreement shall be construed to give to any Person other than the Corporation, the Rights Agent and the holders of the Rights any legal or equitable right, remedy or claim under this Agreement; but this Agreement shall be for the sole and exclusive benefit of the Corporation, the Rights Agent and the holders of the Rights.

5.12 Governing Law

This Agreement and each Right issued hereunder shall be deemed to be a contract made under the laws of the Province of British Columbia and for all purposes shall be governed by and construed in accordance with the laws of such Province applicable to contracts to be made and performed entirely within such Province.

5.13 Language

Les Parties aux présentes ont exigé que la présente convention ainsi que tous les documents et avis qui s'y rattachent et/eu qui en découleront soient rédigés en langue anglaise. The Parties hereto have required that this Agreement and all documents and notices related thereto and/or resulting therefrom be drawn up in the English language.

5.14 Counterparts

This Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

5.15 Severability

If any term or provision hereof or the application thereof to any circumstance is, in any jurisdiction and to any extent, invalid or unenforceable, such term or provision shall be ineffective as to such jurisdiction to the extent of such invalidity or unenforceability without invalidating or rendering unenforceable the remaining terms and provisions hereof or the application of such term or provision to circumstances other than those as to which it is held invalid or unenforceable.

5.16  Effective Date and Shareholder Review

(a) This Agreement is effective and in full force and effect in accordance with its terms from and after the Effective Date, provided that, if this Agreement has not been confirmed at the Corporation's annual general meeting of shareholders to be held in 2026 by: (i) a resolution passed by a majority of the votes cast by all shareholders present in person or by proxy at such meeting; and (ii)  if required by the rules and regulations of any stock exchange on which the Common Shares are then listed, by the majority of the votes cast by all holders of Common Shares represented in person or by proxy at such meeting, excluding any votes cast by any Grandfathered Person and any insider of a Grandfathered Person, then this Agreement and any and all outstanding Rights shall terminate and shall be void and of no further force and effect from the termination of such meeting. This Agreement and all outstanding Rights shall terminate and be void and of no further force and effect on and from the Expiration Time.

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(b) This Agreement must be reconfirmed by a resolution passed by : (i) a majority of the votes cast by all shareholders present in person or by proxy at the meeting who vote in respect of such reconfirmation; and (ii)  if required by the rules and regulations of any stock exchange on which the Common Shares are then listed, a majority of the votes cast by all holders of Common Shares who vote in respect of such reconfirmation, excluding any votes cast by any Grandfathered Person and any insider of a Grandfathered Person, at every third annual meeting of shareholders of the Corporation following the annual general meeting of shareholders at which this Agreement was confirmed pursuant to Section 5.16(a). If this Agreement is not so reconfirmed or is not presented for reconfirmation at any such annual meeting, this Agreement and all outstanding Rights shall terminate and be void and of no further force and effect on and from the date of termination of the annual meeting; provided that termination shall not occur if a Flip-in Event has occurred (other than a Flip-in Event which has been waived pursuant to Subsections 5.1(b), 5.1(c) and 5.1(d)) prior to the date upon which this Agreement would otherwise terminate pursuant to this Section 5.16.

5.17 Regulatory Approvals

Any obligation of the Corporation or action or event contemplated by this Agreement shall be subject to the receipt of any requisite acceptance, approval or consent from any applicable governmental or regulatory authority. Without limiting the generality of the foregoing, any issuance or delivery of debt or equity securities (other than non-convertible debt securities) of the Corporation upon the exercise of Rights and any amendment or supplement to this Agreement shall be subject to the prior acceptance, approval or consent of any stock exchange on which the Common Shares are listed for trading.

5.18 Declaration as to Non-Canadian and Non-U.S. Holders

If in the opinion of the Board of Directors (who may rely upon the advice of counsel), any action or event contemplated by this Agreement would require compliance with the securities laws or comparable legislation of a jurisdiction outside Canada and the United States, its territories and possessions, the Board of Directors acting in good faith may take such actions as it may deem appropriate to ensure that such compliance is not required, including without limitation establishing procedures for the issuance to a Canadian resident Fiduciary of Rights or securities issuable on exercise of Rights, the holding thereof in trust for the Persons entitled thereto (but reserving to the Fiduciary or to the Fiduciary and the Corporation, as the Corporation may determine, absolute discretion with respect thereto) and the sale thereof and remittance of the proceeds of such sale, if any, to the Persons entitled thereto. In no event shall the Corporation or the Rights Agent be required to issue or deliver Rights or securities issuable on exercise of Rights to Persons who are citizens, residents or nationals of any jurisdiction other than Canada and a province or territory thereof and the United States and any state thereof in which such issue or delivery would be unlawful without registration of the relevant Persons or securities for such purposes.

5.19 Determinations and Actions by the Board of Directors

All actions and determinations (including all omissions with respect to the foregoing) which are done or made by the Board of Directors pursuant to this Agreement, in good faith, shall not subject any member of the Board of Directors to any liability whatsoever to the holders of the Rights.

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5.20 Rights of the Board of Directors

Without limiting the generality of the foregoing, nothing contained herein shall be construed to suggest or imply that the Board of Directors shall not be entitled to recommend that the holders of Common Shares reject or accept any Take-over Bid or take any other action (including, without limitation, the commencement, prosecution, defence or settlement of any litigation and the submission of additional or alternative Take-over Bids or other proposals to the holders of Common Shares) with respect to any Take- over Bid or otherwise that the Board of Directors believes is necessary or appropriate in the exercise of its fiduciary duties.

5.21 Time of the Essence

Time shall be of the essence in this Agreement.

5.22 Statutory References

Unless the context otherwise requires or except as expressly provided herein, any reference herein to a specific part, section, subsection, clause or rule of any statute or regulation shall refer to the same as it exists on the date hereof.

[The remainder of this page is intentionally left blank; signature page follows.]

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

VIZSLA SILVER CORP.

By:

By:

ODYSSEY TRUST COMPANY

By:

By:

EXHIBIT A
FORM OF RIGHTS CERTIFICATE

Certificate No. __________	____________ Rights

THE RIGHTS ARE SUBJECT TO REDEMPTION, AT THE OPTION OF THE CORPORATION, ON THE TERMS SET FORTH IN THE RIGHTS AGREEMENT. IN CERTAIN CIRCUMSTANCES (SPECIFIED IN SUBSECTION 3.1(b) OF THE RIGHTS AGREEMENT), RIGHTS BENEFICIALLY OWNED BY AN ACQUIRING PERSON OR TRANSFEREE OF AN ACQUIRING PERSON OR ITS AFFILIATES OR ASSOCIATES (AS SUCH TERMS ARE DEFINED IN THE RIGHTS AGREEMENT) OR ANY PERSON ACTING JOINTLY OR IN CONCERT WITH ANY OF THEM MAY BECOME VOID.

Rights Certificate

This certifies that ________________________________________________________ is the registered holder of the number of Rights set forth above, each of which entitles the registered holder thereof, subject to the terms, provisions and conditions of the Shareholder Rights Plan Agreement entered into as of September 8, 2023, as amended and restated as of October 8, 2026, as such may from time to time be amended, restated, varied or replaced, (the "Rights Agreement") between VIZSLA SILVER CORP., a corporation organized under the laws of British Columbia (the "Corporation"), and Odyssey Trust Company, a corporation organized under the laws of Canada, as Rights Agent (the "Rights Agent"), which term shall include any successor Rights Agent under the Rights Agreement, to purchase from the Corporation at any time after the Separation Time (as such term is defined in the Rights Agreement) and prior to the Expiration Time (as such term is defined in the Rights Agreement), one fully paid common share of the Corporation (a "Common Share") at the Exercise Price referred to below, upon presentation and surrender of this Rights Certificate together with the Form of Election to Exercise duly executed to the Rights Agent at its principal office in the City of Vancouver or in such other cities as may be designated by the Corporation from time to time. Until adjustment thereof in certain events as provided in the Rights Agreement, the Exercise Price shall be an amount equal to five times the Market Price (as such term is defined in the Rights Agreement) per Common Share determined as of the Separation Time per Right (payable in cash, certified cheque or money order payable to the order of the Corporation).

In certain circumstances described in the Rights Agreement, the number of Common Shares which each Right entitles the registered holder thereof to purchase shall be adjusted as provided in the Rights Agreement.

This Rights Certificate is subject to all of the terms, provisions and conditions of the Rights Agreement which terms, provisions and conditions are hereby incorporated herein by reference and made a part hereof and to which Rights Agreement reference is hereby made for a full description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Rights Agent, the Corporation and the holders of the Rights Certificates. Copies of the Rights Agreement are on file at the registered office of the Corporation, can be viewed at www.sedarplus.ca and are available upon written request.

This Rights Certificate, with or without other Rights Certificates, upon surrender at any of the offices of the Rights Agent designated for such purpose, may be exchanged for another Rights Certificate or Rights Certificates of like tenor and date evidencing an aggregate number of Rights equal to the aggregate number of Rights evidenced by the Rights Certificate or Rights Certificates surrendered. If this Rights Certificate shall be exercised in part, the registered holder shall be entitled to receive, upon surrender hereof, another Rights Certificate or Rights Certificates for the number of whole Rights not exercised.

Subject to the provisions of the Rights Agreement, the Rights evidenced by this Certificate may be redeemed by the Corporation at a redemption price of $0.000001 per Right, subject to adjustment in certain events, under certain circumstances at its option.

No fractional Common Shares will be issued upon the exercise of any Rights evidenced hereby, but in lieu thereof a cash payment will be made, as provided in the Rights Agreement.

No holder of this Rights Certificate, as such, shall be entitled to vote or receive dividends or be deemed for any purpose the holder of Common Shares or of any other securities which may at any time be issuable upon the exercise hereof, nor shall anything contained in the Rights Agreement or herein be construed to confer upon the holder hereof, as such, any of the Rights of a shareholder of the Corporation or any right to vote for the election of directors or upon any matter submitted to shareholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting shareholders (except as provided in the Rights Agreement), or to receive dividends or subscription rights, or otherwise, until the Rights evidenced by this Rights Certificate shall have been exercised as provided in the Rights Agreement.

This Rights Certificate shall be valid and in effect as long as the Rights Agreement shall remain in force and effect.  If a majority of Independent Shareholders do not confirm the continued existence of the Rights Agreement in a manner consistent with the provisions of the Rights Agreement, then the Board of Directors shall be deemed to have elected to redeem this Rights evidenced by this Rights Certificate at the price and in the manner described in the Rights Agreement.

This Rights Certificate shall not be valid or obligatory for any purpose until it shall have been countersigned by the Rights Agent.

WITNESS the facsimile signature of the proper officers of the Corporation and its corporate seal.

Date: _______________________________________

VIZSLA SILVER CORP.

By: _________________________

Authorized Signing Officer

Countersigned:

ODYSSEY TRUST COMPANY

By: _________________________

Authorized Signature

FORM OF ASSIGNMENT

(To be executed by the registered holder if such holder desires to transfer the Rights Certificates)

FOR VALUE RECEIVED ________________________ hereby sells, assigns and transfers unto

(please print name and address of transferee)

the Rights represented by this Rights Certificate, together with all right, title and interest therein, and does hereby irrevocably constitute and appoint ______________________________________ attorney, to transfer the within Rights Certificate on the books of the within-named Corporation, with full power of substitution.

Date:______________________________________________
 Signature

Signature Guarantee: (Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever)

Note: Signature must be guaranteed by an "Eligible Institution", i.e., a Canadian Schedule I chartered bank or an eligible guarantor institution with membership in an approved Medallion signature guarantee program, including certain trust companies in Canada, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority or banks and trust companies in Canada or the United States.

_____________________________________________________________________________________________
(To be completed by the assignor if true)

The undersigned hereby represents, for the benefit of all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially owned by an Acquiring Person or an Affiliate or Associate thereof or by any Person acting jointly or in concert therewith. Capitalized terms has the meaning set forth in in the Rights Agreement.

Signature

(please print name of Signatory)

FORM OF ELECTION TO EXERCISE

TO: ODYSSEY TRUST COMPANY

AND TO: VIZSLA SILVER CORP.

The undersigned hereby irrevocably elects to exercise _________________________ whole Rights represented by the attached Rights Certificate to purchase the Common Shares (or other securities or property) issuable upon the exercise of such Rights and requests that certificates for such shares be issued in the name of:

Address

Social Insurance, Social Security or Other Taxpayer Identification Number

If such number of Rights will not be all the Rights evidenced by this Rights Certificate, a new Rights Certificate for the balance of such Rights will be registered in the name of and delivered to:

Address

Social Insurance, Social Security or Other Taxpayer Identification Number

Date:
Signature

Signature Guaranteed: (Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever)

Note: Signature must be guaranteed by an "Eligible Institution", i.e., a Canadian Schedule I chartered bank or an eligible guarantor institution with membership in an approved Medallion signature guarantee program, including certain trust companies in Canada, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority or banks and trust companies in Canada or the United States.

_____________________________________________________________________________________________
(To be completed by exercisor if true)

The undersigned hereby represents, for the benefit of all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially owned by an Acquiring Person or an Affiliate or Associate thereof or by any Person acting jointly or in concert therewith. Capitalized terms has the meaning set forth in in the Rights Agreement.

Signature

(please print name of Signatory)

 NOTICE

In the event the Certificate set forth above in the applicable Forms of Assignment or Election is not completed, the Corporation will deem the Beneficial owner of the Rights evidenced by this Rights Certificate to be an Acquiring Person or an Affiliate or Associate thereof and, in the case of an Assignment, will affix a legend to that effect on any Rights Certificates issued in exchange for this Rights Certificate. Capitalized terms has the meaning set forth in in the Rights Agreement.

AMENDED AND RESTATED

SHAREHOLDER RIGHTS PLAN AGREEMENT

MADE AS OF

~~SEPTEMER~~OCTOBER 8, ~~2023~~2026

BETWEEN

VIZSLA SILVER CORP.

AND

ODYSSEY TRUST COMPANY

~~COMPUTERSHARE INVESTOR SERVICES INC.~~

Table of Contents

ARTICLE 1 DEFINITIONS		45
1.1	Definitions	45
1.2	Currency	~~19~~20
1.3	Acting Jointly or in Concert	~~19~~20
1.4	Control	~~19~~20
1.5	Holder of Rights	~~20~~21
1.6	Headings	~~20~~21
ARTICLE 2 THE RIGHTS		~~20~~21
2.1	Legend on Common Share Certificates	~~20~~21
2.2	Initial Exercise Price; Exercise of Rights; Detachment of Rights	~~21~~22
2.3	Adjustments to Exercise Price; Number of Rights	~~24~~25
2.4	Date on Which Exercise is Effective	~~29~~30
2.5	Execution, Authentication, Delivery and Dating of Rights Certificates	~~29~~30
2.6	Registration, Registration of Transfer and Exchange	~~30~~31
2.7	Mutilated, Destroyed, Lost and Stolen Rights Certificates	31
2.8	Persons Deemed Owners	~~31~~32
2.9	Delivery and Cancellation of Certificates	~~31~~32
2.10	Agreement of Rights Holders	32
2.11	Rights Certificate Holder ~~Note~~Not Deemed a Shareholder	~~32~~33
ARTICLE 3 ADJUSTMENTS TO THE RIGHTS IN THE EVENT OF CERTAIN TRANSACTIONS		~~33~~34
3.1	Flip-in Event	~~33~~34
ARTICLE 4 THE RIGHTS AGENT		~~35~~36
4.1	General	~~35~~36
4.2	Merger, Amalgamation or Consolidation or Change of Name of Rights Agent	~~36~~37
4.3	Duties of Rights Agent	~~36~~37
4.4	Change of Rights Agent	~~38~~39
4.5	Compliance with Money Laundering Legislation	~~39~~40
4.6	Privacy Provision	~~39~~40
4.7	Liability	~~39~~40
ARTICLE 5 MISCELLANEOUS		~~40~~41
5.1	Redemption and Waiver	~~40~~41
5.2	Expiration	~~42~~43
5.3	Issuance of New Rights Certificates	~~42~~43
5.4	Supplements and Amendments	~~42~~43
5.5	Fractional Rights and Fractional Shares	~~44~~45
5.6	Rights of Action	~~44~~45
5.7	Notice of Proposed Actions	~~45~~46
5.8	Notices	~~45~~46
5.9	Costs of Enforcement	~~46~~47
5.10	Successors	~~46~~47
5.11	Benefits of this Agreement	~~47~~48
5.12	Governing Law	~~47~~48
5.13	Language	~~47~~48
5.14	Counterparts	~~47~~48
5.15	Severability	~~47~~48
5.16	Effective Date and Shareholder Review	~~47~~48
5.17	Regulatory Approvals	~~48~~49
5.18	Declaration as to Non-Canadian and Non-U.S. Holders	~~48~~49

5.19	Determinations and Actions by the Board of Directors	~~48~~49
5.20	Rights of the Board of Directors	~~48~~50
5.21	Time of the Essence	~~49~~50
5.22	Statutory References	50

Exhibit A - Form of Rights Certificate

AMENDED AND RESTATED SHAREHOLDER RIGHTS PLAN AGREEMENT

THIS SHAREHOLDER RIGHTS AGREEMENT made as of September 8, 2023. and amended and restated on October 8, 2026.

BETWEEN:

VIZSLA SILVER CORP., a company incorporated under the laws of British Columbia (hereinafter referred to as the "Corporation")

AND

~~COMPUTERSHARE           INVESTOR            SERVICES INC.~~ODYSSEY TRUST COMPANY, a company governed under the laws of Canada (hereinafter referred to as the "Rights Agent")

WHEREAS the board of directors of the Corporation ~~has~~ determined that it ~~is~~was advisable and in the best interest of the Corporation to adopt and maintain a shareholder rights plan to take effect on September 8, 2023 ~~to~~ (the "Original Agreement") in order to: (a) ensure, to the extent possible, that all ~~shareholders of the Corporation are treated fairly~~holders of Common Shares (as defined herein) and the Board of Directors (as defined herein) have adequate time to consider and evaluate any unsolicited Take-over Bid (as defined herein) for the Common Shares; (b) provide the Board of Directors with adequate time to identify, solicit, develop and negotiate value-enhancing alternatives, as considered appropriate, to any unsolicited Take-over Bid; (c) encourage the fair treatment of the Corporation's shareholders in connection with any ~~take-over bid for the Corporation:~~unsolicited Take-over Bid; and (d) generally assist the Board of Directors in enhancing shareholder value;

AND WHEREAS the Board of Directors of the Corporation authorized the Corporation to seek the consent and approval of the shareholders of the Corporation to amend and restate the Original Agreement, substantially in the form and on the terms provided for in this Agreement, which consent and approval was obtained by the affirmative vote of a majority of the votes cast by the shareholders of the Corporation (other than any holder who did not qualify as an Independent Shareholder, with respect to all Common Shares Beneficially Owned (as defined herein) by such holder)) on an ordinary resolution that was duly passed at an annual and special meeting of shareholders of the Corporation held on October 8, 2026;

AND WHEREAS ~~in order~~the Board of Directors of the Corporation has determined that it is advisable in the best interest of the Corporation to implement ~~the adoption of a~~an amended and restated shareholder rights plan as ~~established by this Agreement, the board of directors~~contemplated herein and the Board of Directors of the Corporation has authorized : (a) the issuance, effective at the Record Time (as defined herein) of one Right (as defined herein) in respect of each ~~Voting~~Common Share (as defined herein) outstanding at the Record Time (as defined herein); and (b) the issuance of one Right in respect of each ~~Voting~~Common Share issued after the Record Time and prior to the earlier of the Separation Time (as defined herein) and the Expiration Time (as defined herein);

AND WHEREAS each Right entitles the holder thereof, after the Separation Time, to purchase securities of the Corporation pursuant to the terms and subject to the conditions set forth in this Agreement;

AND WHEREAS the Corporation desires to appoint the Rights Agent to act on behalf of the Corporation and the holders of Rights, and the Rights Agent is willing to so act, in connection with the issuance, transfer, exchange and replacement of Rights Certificates (as defined herein), the exercise of Rights and other matters referred to in this Agreement;

NOW THEREFORE, in consideration of the premises and the respective covenants and agreements set forth herein, and subject to such covenants and agreements, the parties hereby agree as follows:

1.1 Definitions

ARTICLE 1
DEFINITIONS

For the purposes of this Agreement, the following terms have the meanings indicated:

(a) "Acquiring Person" means any Person who is or becomes the Beneficial Owner of 20% or more of the outstanding Common Shares of the Corporation; provided, however, that the term "Acquiring Person" shall not include:

(i) the Corporation or any Subsidiary or Affiliate of the Corporation;

(ii) any Person who becomes the Beneficial Owner of 20% or more of the outstanding Common Shares of the Corporation as a result of any one or a combination of:

(A) an acquisition or redemption by the Corporation of Common Shares which, by reducing the number of Common Shares outstanding, increases the proportionate number of Common Shares Beneficially Owned by such Person to 20% or more of the Common Shares then outstanding ("Common Share Reductions");

(B) acquisitions of Common Shares made pursuant to a Permitted Bid or a Competing Permitted Bid ("Permitted Bid Acquisitions");

(C) acquisitions of Beneficial Ownership of Common Shares or Convertible Securities: (1) in respect of which the Board of Directors has waived the application of Section 3.1 pursuant to subsections 5.1(b), 5.1(c) or 5.1(d); or (2) which were made on or prior to the Effective Date; or (3) pursuant to an amalgamation, ~~plan of arrangement or other statutory procedure having similar effect~~merger, reorganization, arrangement, business combination or other similar transaction (statutory or otherwise, but for greater certainty not including a Take-over Bid) agreed to in writing by the Corporation which has been approved by the Board of Directors and the holders of shares of the Corporation by the requisite majority or majorities of the holders of such shares at a meeting duly called and held for such purpose in accordance with the provisions of the BCBCA, the articles and/or bylaws of the Corporation and other applicable legal requirements; or (4) pursuant to a distribution ~~to the public~~ by the Corporation of Common Shares or Convertible Securities made pursuant to a prospectus ~~or private placement~~, provided that the Person in question does not ~~hereby acquire~~thereby become the Beneficial Owner of a greater percentage of Common Shares ~~representing the right to acquire Common Shares then~~so offered than the percentage of Common Shares such Person Beneficially Owned immediately prior to such ~~acquisition~~distribution; or (4A) pursuant to a distribution by the Corporation of Common Shares or Convertible Securities by way of private placement, provided that: (I) all necessary stock exchange approvals for such private placement have been obtained and such private placement complies with the terms and conditions of such approvals; and (II) such Person does not thereby become the Beneficial Owner of more than 20% of the Common Shares outstanding immediately prior to such private placement, and in making this determination the Common Shares to be issued to such Person pursuant to the private placement shall be deemed to be Beneficially Owned by such Person but shall not be included in the aggregate number of Common Shares outstanding immediately prior to such private placement; or (4B) made as an intermediate step in a series of related transactions in connection with the acquisition by the Corporation or one or more of its Subsidiaries of securities or assets of a Person, provided that the Person who acquires such Common Shares and/or Convertible Securities distributes or is deemed to distribute such Common Shares and/or Convertible Securities to its securityholders within ten Business Days of the completion of such acquisition and, following such distribution, no Person has become the Beneficial Owner of 20% or more of the then outstanding Common Shares; or (4C) pursuant to the exercise of Rights; or (5) pursuant to a distribution by the Corporation of Common Shares or Convertible Securities upon the exercise by an individual employee of stock options granted under a stock option plan of the Corporation or rights to purchase securities granted under a share purchase plan of the Corporation, provided that: (I) all necessary stock exchange approvals for such ~~private placement,~~ stock option plan or share purchase plan have been obtained and such ~~private placement,~~ stock option plan or share purchase plan complies with the terms and conditions of such approvals; and (II) such Person does not become the Beneficial Owner of more than 20% of the Common Shares outstanding immediately prior to the distribution, and in making this determination, the Common Shares to be issued to such Person in the distribution shall be deemed to be held by such Person but shall not be included in the aggregate number of outstanding Common Shares immediately prior to the distribution (collectively, "Exempt Acquisitions");

(D) the acquisition of Common Shares upon the exercise of Convertible Securities received by such Person pursuant to a Permitted Bid Acquisition, Exempt Acquisition or a Pro Rata Acquisition (as defined below) ("Convertible Security Acquisitions"); or

(E) acquisitions of Common Shares: (1) pursuant to a Dividend Reinvestment Plan; or (2) as a result of a stock dividend, a stock split or other event pursuant to which such Person receives or acquires Common Shares or Convertible Securities on the same pro rata basis as all other holders of Common Shares of the same class; or (3) pursuant to any other event pursuant to which all holders of Common Shares are entitled to receive Common Shares or Convertible Securities on a pro rata basis including pursuant to the receipt or exercise of rights issued by the Corporation to all the holders of the Common Shares (other than holders resident in a jurisdiction where such distribution is restricted or impracticable as a result of applicable law) to subscribe for or purchase Common Shares or Convertible Securities, provided that such rights are acquired directly from the Corporation and not from any other Person and provided that the Person does not thereby acquire a greater percentage of Common Shares or Convertible Securities than the Person's percentage of Common Shares or Convertible Securities beneficially owned immediately prior to such acquisition; or (4) pursuant to a distribution by the Corporation of Common Shares or Convertible Securities made pursuant to a prospectus or a private placement, provided that the Person does not thereby acquire a greater percentage of Common Shares or Convertible Securities than the Person's percentage of Common Shares or Convertible Securities beneficially owned immediately prior to such acquisition ("Pro Rata Acquisitions");

provided, however, that if a Person becomes the Beneficial Owner of 20% or more of the Common Shares then outstanding by reason of any one or a combination of Common Share Reductions, Permitted Bid Acquisitions, Exempt Acquisitions, Convertible Security Acquisitions or Pro Rata Acquisitions (collectively, the "Excluded Acquisitions") and, after such Excluded Acquisitions, such Person subsequently becomes the Beneficial Owner of more than an additional 1% of the number of Common Shares outstanding other than pursuant to any one or a combination of Excluded Acquisitions (a "Triggering Acquisition"), then as of the date of any such Triggering Acquisition such Person shall become an Acquiring Person;

(iii) for a period of 10 Business Days after the Disqualification Date (as defined below), any Person who becomes the Beneficial Owner of 20% or more of the outstanding Common Shares as a result of such Person becoming disqualified from relying on ~~clause~~paragraph (B) of the proviso to Section 1.1(g~~)(iv)(B~~) solely because such Person makes or announces an intention to make a Take-over Bid, either alone, through such Person's Affiliates or Associates or by acting jointly or in concert with any other Person. For the purposes of this definition, "Disqualification Date" means the first date of public announcement of facts indicating that any Person is making or has announced a current intention to make a Take-over Bid, either alone, through such Person's Affiliates or Associates or by acting jointly or in concert with any other Person (which, for the purposes of this definition, shall include, without limitation, a report asserting such facts filed pursuant to NI 62-103);

(iv) an underwriter or member of a banking or selling group, acting in such capacity, that becomes the Beneficial Owner of 20% or more of the Common Shares in connection with a distribution of securities of securities of the Corporation; or

(v) a Person (a "Grandfathered Person") who is the Beneficial Owner of 20% or more of the outstanding Common Shares as at the Record Time, provided, however, that this exception shall not be, and shall cease to be, applicable to a Grandfathered Person in the event that such Grandfathered Person shall, after the Record Time: (A) cease to own 20% or more of the outstanding Common Shares or (B) become the Beneficial Owner (other than pursuant to any one or a combination of Excluded ~~Transactions~~Acquisitions) of additional Common Shares constituting more than 1% of the number of Common Shares outstanding as at the Record Time.

(b) "Affiliate", when used to indicate a relationship with a specified Person, means a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such specified Person.

(c) "Agreement" means this shareholder rights plan agreement ~~dated September 8, 2023~~, as amended, modified or supplemented from time to time; "herein", "hereof", "hereto" and similar expressions mean and refer to this Agreement as a whole and not to any particular part of this Agreement.

(d) "annual cash dividend" shall mean cash dividends paid in any fiscal year of the Corporation to the extent that such cash dividends do not exceed, in the aggregate, the greatest of:

(i) 200% of the aggregate amount of cash dividends declared payable by the Corporation on its Common Shares in its immediately preceding fiscal year;

(ii) 300% of the arithmetic mean of the aggregate amounts of annual cash dividends declared payable by the Corporation on its Common Shares in its three immediately preceding fiscal years; and

(iii) 100% of the aggregate consolidated net income of the Corporation, before extraordinary items, for its immediately preceding fiscal year.

(e) "Associate" of a specified individual, where used to indicate a relationship with any person, means any individual to whom such specified Person is married or with whom such specified Person is living in a conjugal relationship, outside marriage, or any relative of such specified Person or said spouse who resides in the same home as such specified Person.

(f) "BCBCA" means the Business Corporations Act (British Columbia), R.S.B.C. 2002, c.57, as amended, and the regulations made thereunder and any comparable or successor laws or regulations thereto.

(g) A Person is deemed to be the "Beneficial Owner", and to have "Beneficial Ownership", of, and to "Beneficially Own":

(i) any securities as to which such Person or any of such Person's Affiliates or Associates is the owner at law or in equity;

(ii) any securities as to which such Person or any of such Person's Affiliates or Associates has or shares, directly or indirectly, the right to acquire or become the owner in law or in equity (A) upon the exercise of any Convertible Securities, or (B) pursuant to any agreement, arrangement, conversion right, share purchase right or understanding, whether or not in writing, in either case where such right is exercisable within a period of 60 days and whether or not on condition or the happening of any contingency (other than: (1) customary agreements with and between underwriters and banking group or selling group members with respect to a distribution to the public or pursuant to a distribution of securities, or (2) pursuant to a pledge of securities in the ordinary course of business);

(iii) any securities which are subject to a lock-up or similar agreement to tender or deposit them into any Take-over Bid made by such Person or may by any Affiliate or Associate of such Person or made by any other Person acting jointly or in concert with such Person; and

(iv) any securities which are Beneficially Owned within the meaning of clauses 1.1(g)(i), 1.1(g)(ii) or 1.1(g)(iii) above by any other Person with which such Person is acting jointly or in concert;

provided, however, that a Person is not deemed to be the "Beneficial Owner", or to have "Beneficial Ownership" of or to "Beneficially Own", any security:

(A) by reason of such security having been deposited or tendered pursuant to any Take-over Bid made by such Person, any of such Person's Affiliates or Associates or any other Person referred to in clause 1.1(g)(iv), until the earlier of such deposited or tendered security being accepted unconditionally for payment or exchange and being taken up and paid for; or where: (1) the holder of such security has: (X) agreed to deposit or tender such security; or (Y) has deposited or tendered such security pursuant to a Permitted Lock-up Agreement to a Take-over Bid made by such Person, made by any of such Person's Affiliates or Associates or any other Person referred to in clause 1.1(g)(iv), unless such deposited or tendered security has been taken up or paid for, whichever shall come first;

(B) where such Person, any of such Person's Affiliates or Associates or any other Person referred to in clause 1.1(g)(iv), holds such security provided that: (1) the ordinary business of any such Person (the "Investment Manager") includes the management of investment funds for others and such security is held by the Investment Manager in the ordinary course of such business in the performance of such Investment Manager's duties for the account of any other Person (a "Client"), including the acquisition or holding of securities for non-discretionary accounts held on behalf of a Client by a broker or dealer registered under applicable securities laws, or (2) such Person is (I) the manager or trustee (the "Manager") of a mutual fund (a "Mutual Fund") that is registered or qualified to issue its securities to investors under the securities laws of any province of Canada or the laws of the United States and such security is held in the ordinary course of business in the performance of the Manager's duties with respect to the Mutual Fund; or (II) a Mutual Fund; or (3) such Person (the "Trust Company") is licensed to carry on the business of a trust company under applicable laws and, as such, acts as trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent Persons or in relation to other accounts and holds such security in the ordinary course of such duties for the estates of deceased or incompetent Persons or for such other accounts, or (4) such Person (the "Plan Trustee") is the administrator or trustee of one or more pension funds or plans (each a "Plan") registered under the laws of Canada or any Province thereof or the laws of the United States of America or any state thereof and holds such securities for the purposes of its activity as such, or (5) such Person is a Plan or is an independent Person established by statute (the "Statutory Body") for purposes that include, and the ordinary business or activity of such Person includes the management of investment funds for employee benefit plans, pension plans, insurance plans (other than plans administered by insurance companies) or various public bodies, or (6) such Person is a Crown agent or agency; provided in any of the above cases, that the Investment Manager, the Trust Company, the Plan Trustee, the Plan, the Statutory Body, the Crown agent or agency, the Manager or the Mutual Fund, as the case may be, is not then making a Take-over Bid or has not announced a current intention to make a Takeover Bid, other than an Offer to Acquire Common Shares or other securities pursuant to a distribution of securities by the Corporation, by means of a Permitted Bid or a Competing Permitted Bid or by means of ordinary market transactions (including pre-arranged trades entered into in the ordinary course of business of such Person) executed through the facilities of a stock exchange, securities quotation system or organized over-the-counter market, alone, through its Affiliates or Associates or by acting jointly or in concert with any other Person;

(C) because such Person is a client of or has an account with the same Investment Manager as another Person on whose account the Investment Manager holds such security, or where such Person is a client of or has an account with the same Trust Company as another Person on whose account the Trust Company holds such security, or where such Person is a Plan and has a Plan Trustee who is also a Plan Trustee for another Plan on whose account the Plan Trustee holds such security;

(D) where such Person is (1) a client of an Investment Manager and such security is owned at law or in equity by the Investment Manager, or

(2) an account of a Trust Company and such security is owned at law or in equity by the Trust Company, or (3) a Plan and such security is owned at law or in equity by the Plan Trustee; or

(E) where such Person is the registered holder of securities as a result of carrying on the business of or acting as a nominee of a securities depositary.

For purposes of this Agreement, the percentage of Common Shares Beneficially Owned by any Person, shall be and be deemed to be the product determined by the formula: 100 x A/B

Where:

A = the number of votes for the election of all directors generally attaching to the Common Shares Beneficially Owned by such Person; and

B = the number of votes for the election of all directors generally attaching to all outstanding Common Shares.

For the purposes of the foregoing formula, where any Person is deemed to Beneficially Own unissued Common Shares which may be acquired pursuant to Convertible Securities, such Common Shares shall be deemed to be outstanding for the purpose of calculating the percentage of Common Shares Beneficially Owned by such Person in both the numerator and the denominator, but no other unissued Common Shares which may be acquired pursuant to any other outstanding Convertible Securities shall, for the purposes of that calculation, be deemed to be outstanding.

(h) Board of Directors" means the board of directors of the Corporation as constituted from time to time, or any duly constituted and empowered committee thereof.

(i) "Book Entry Form" means, in reference to securities, securities that have been issued and registered in uncertificated form that are evidenced by an advice or other statement and which are maintained electronically on the records of the Corporation's transfer agent, but for which no certificate has been issued.

(j) "Book Entry Rights Exercise Preference" has the meaning ascribed thereto in Section 2.2.

(k) "Business Day" means any day other than a Saturday, Sunday or a day that is treated as a holiday at the Corporation's principal executive offices in Vancouver, British Columbia, Canada.

(l) "Canadian-U.S. Exchange Rate" means on any date the inverse of the U.S.-Canadian Exchange Rate.

(m) "Canadian Dollar Equivalent" of any amount which is expressed in United States dollars means on any day the Canadian dollar equivalent of such amount determined by reference to the Canadian-U.S. Exchange Rate on such date.

(n) "Close of Business" on any given date means the time on such date (or., if such date is not a Business Day, the time on the next succeeding Business Day) at which the office of the transfer agent for the Common Shares in the City of Vancouver (or, after the Separation Time, the offices of the Rights Agent in the City of Vancouver) becomes closed to the public, provided however, that for the definition of "Competing Bid" and the definition of "Permitted Bid", "Close of Business" on any date means 11:59 p.m. (local time, at the place of deposit) on such date (or, if such date is not a Business Day, 11:59 p.m. (local time, at the place of deposit) on the next succeeding Business Day).

(o) "Common Shares" means the common shares in the capital stock of the Corporation and any other shares of the Corporation as constituted as at the Record Time into which such common shares may be subdivided, consolidated, reclassified or changed from time to time.

(p) "Common Share Reductions" has the meaning ascribed set forth in the definition of "Acquiring Person" herein.

(q) "Competing Permitted Bid" means a Take-over Bid that:

(i) is made after a Permitted Bid or another Competing Permitted Bid has been made and prior to the expiry of any such Permitted Bid or another Competing Permitted Bid;

(ii) satisfies all provisions of the definition of a Permitted Bid other than the requirements set out in clause 1.1(mm)(ii)(A) hereof; and

(iii) contains, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified provision that no Common Shares will be taken up or paid for pursuant to such Take-over Bid prior to the Close of Business on the last day of the minimum initial deposit period that such Takeover Bid must remain open for deposits of securities thereunder pursuant to NI 62-104 after the date of the Take-over Bid constituting the Competing Permitted Bid.

provided, however, that a Take-over Bid that qualified as a Competing Permitted Bid shall cease to be a Competing Permitted Bid as soon as such Take-over Bid ceases to meet any or all of the provisions of this definition, and any acquisition of Common Shares made pursuant to such Take-over Bid that qualified as a Competing Permitted Bid, including any acquisition of Common Shares made before such Take-over Bid ceased to be a Competing Permitted Bid, will not be a Permitted Bid Acquisition.

(r) "Convertible Securities" means, at any time, any securities issued by the Corporation from time to time (including rights, warrants and options other than the Rights) carrying any exercise, conversion or exchange right pursuant to which the holder thereof may acquire Common Shares or other securities which are convertible into or exercisable or exchangeable for Common Shares (in each case, whether such right is exercisable immediately or after a specified period and whether or not on condition or the happening of any contingency).

(s) "Convertible Security Acquisitions" has the meaning set forth in the definition of "Acquiring Person" herein.

(t) "Co-Rights Agent" has the meaning set forth in subsection 4.1(a).

(u) "Dividend Reinvestment Plan" means a regular dividend reinvestment or other plan of the Corporation made available by the Corporation to the holders of its securities, where such plan permits the holder to direct that some or all of:

(i) dividends paid in respect of shares of the Corporation;

(ii) proceeds of redemption of shares of the Corporation;

(iii) interest paid on evidences of indebtedness of the Corporation; or

(iv) optional cash payments, be applied to the purchase of Common Shares.

(v) "Effective Date" means the Close of Business on ~~September~~October 8, ~~2023~~2026.

(w) "Election to Exercise" has the meaning set forth in subsection 2.2(d).

(x) "Exempt Acquisition" has the meaning set forth in the definition of "Acquiring Person" herein.

(y) "Exercise Price" means, as of any date, the price at which a holder may purchase the securities issuable upon exercise of one whole Right in accordance with the terms hereof and, subject to adjustment thereof in accordance with the terms hereof the Exercise Price shall be an amount equal to five times the Market Price per Common Share as at the Separation Time.

(z) "Expansion Factor" has the meaning set forth in subsection 2.3(a)(iv).

(aa) "Expiration Time" means the ~~earlier of:~~close of business on the date of termination of this Agreement pursuant to Section 5.16.

For greater certainty, the Expiration Time shall in no event occur later than the Termination Time.

~~(i)  the Termination Time; and~~

~~(ii)  the termination of the annual meeting of the shareholders of the Corporation in the year 2026;~~

~~provided, however, that if the resolution referred to in Section 5.16(b) is approved by Independent Shareholders in accordance with the provisions of Section 5.16 at or prior to such annual meeting, "Expiration Time" means the earlier of: (A) the Termination Time and (B) the termination of the annual meeting of the shareholders of the Corporation in the year 2029.~~

(bb) "Fiduciary" means a trust company registered under the trust company legislation of Canada or any province thereof a trust company organized under the laws of any state of the United States, a portfolio manager registered under the securities legislation of one or more provinces of Canada or an investment adviser registered under the United States Investment Advisers Act of 1940 or any other securities legislation of the United States or any state of the United States.

(cc) "Flip-in Event" means a transaction ~~occurring subsequent to the date of this Agreement as a result of~~or other action in or pursuant to which any Person ~~shall become~~becomes an Acquiring Person ~~provided, however, that a Flip-in Event shall be deemed to occur at the close of business on the tenth day (or such later day as the Board of Directors of the Corporation may determine) after the Stock Acquisition Date~~.

(dd) "Independent Shareholders" means holders of outstanding Common Shares excluding (i) any Acquiring Person; or (ii) any Person (other than a Person ~~referred to in clause~~who, by virtue of paragraph (B) of the proviso to Section 1.1(g)~~(iv)(B) who~~, at the relevant time is deemed not to Beneficially Own Common Shares) that is making or has announced a current intention to make a Take-over Bid for the Common Shares (including a Permitted Bid or a Competing Permitted Bid) but excluding any such Person if the Take-over Bid so announced or made by such Person has been withdrawn, terminated or expired; or (iii) any Affiliate or Associate of such Acquiring Person or a Person referred to in clause (ii); or (iv) any Person acting jointly or in concert with such Acquiring Person or a Person referred to in clause (ii); and (v) any Person who is a trustee of any employee benefit plan, share purchase plan, deferred profit sharing plan or any similar plan or trust for the benefit of employees of the Corporation or a Subsidiary of the Corporation, unless the beneficiaries of the plan or trust direct the manner in which the Common Shares are to be voted or direct whether the Common Shares are to be tendered to a Take-over Bid.

(ee) "Market Price" per security of any securities on any date of determination means the average of the daily Closing Price Per Security of such securities (determined as described below) on each of the 20 consecutive Trading Days (as hereinafter defined) through and including the Trading Day immediately preceding such date; provided, however, that if an event of a type analogous to any of the events described in Section 2.3 hereof shall have caused the price used to determine the Closing Price Per Security on any Trading Day not to be fully comparable with the price used to determine the Closing Price Per Security on such date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day, each such price so used shall be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 hereof in order to make it fully comparable with the price per security used to determine the Closing Price Per Security on such date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day. The "Closing Price Per Security" of any securities on any date shall be:

(i) the closing board lot sale price or, if such price is not available, the average of the closing bid and asked prices, for such securities as reported by the principal securities exchange or national securities quotation system on which such securities are listed or admitted for trading on which the largest number of such securities were traded during the most recently completed calendar year;

(ii) if, for any reason, none of such prices is available on such date or the securities are not listed or admitted to trading on a securities exchange or on a national securities quotation system, the last sale price, or in case no sale takes place on such date, the average of the high bid and low asked prices for such securities in the over-the-counter market, as quoted by any reporting system then in use (as selected by the Board of Directors); or

(iii) if the securities are not listed or admitted to trading as contemplated in clause 1.1(ee)(i) or 1.1(ee)(ii), the average of the closing bid and asked prices as furnished by a professional market maker making a market in the securities provided, however, that if on any such date the Closing Price Per Security cannot be determined in accordance with the foregoing, the Closing Price Per Security of such securities on such date means the fair value per share of such securities on such date as determined in good faith by an internationally recognized investment dealer or investment banker with respect to the fair value per share of such securities.

The Market Price shall be expressed in Canadian dollars and, if initially determined in respect of any day forming part of the 20 consecutive Trading Day period in question in United States dollars, such amount shall be translated into Canadian dollars at the Canadian Dollar Equivalent thereof.

(ff) "NI 62-103" means National Instrument 62-103 - The Early Warning System and Related Take-Over Bid and Insider Reporting Issues adopted by the Canadian securities regulatory authorities.

(gg) NI 62-104" mean National Instrument 62-104 - Take-Over Bids and Issuer Bids and any comparable or successor laws, instruments or rules, thereto.

(hh) "Nominee" has the meaning ascribed in Section 2.2.

(ii) "Offer to Acquire" includes:

(i) an offer to purchase, or a solicitation of an offer to sell, Common Shares; and

(ii) an acceptance of an offer to sell Common Shares, whether or not such offer to sell has been solicited;

or any combination thereof, and the Person accepting an offer to sell shall be deemed to be making an offer to acquire to the Person that made the offer to sell.

(jj) "Offeror's Securities" means Common Shares Beneficially Owned on the date of an Offer to Acquire by any Person who is making a Take-over Bid and "Offeror" shall mean a Person who has announced a current intention to make or is making a Takeover Bid.

(kk) "Original Agreement" has the meaning ascribed ~~to it~~thereto in the ~~Recitals~~recitals to this Agreement.

(ll) "Parties" mean, collectively, the Corporation and the Rights Agent.

(mm) "Permitted Bid" means a Take-over Bid made by a Person by means of a Take-over Bid circular and which also complies with the following additional provisions:

(i) the Take-over Bid is made to all holders of record of Common Shares, other than the Offeror;

(ii) the Take-over Bid shall contain, and the provisions for the take-up and payment for Common Shares tendered or deposited thereunder shall be subject to, an irrevocable and unqualified condition that no Common Shares shall be taken up or paid for pursuant to the Take-over Bid: (A) prior to the Close of Business on a date which is not less than 105 days following the date of the Take-over Bid or such shorter minimum period as determined in accordance with section 2.28.2 or section 2.28.3 of NI 62-104 for which a Take-over Bid (that is not exempt from any of the requirements of Division 5 (Bid Mechanics) ~~or~~of NI 62-104 must remain open for deposit of securities thereunder; and (B) unless at the Close of Business on the date the Common Shares are first taken up or paid for under such Takeover Bid, more than 50% of the Common Shares held by Independent Shareholders shall have been deposited or tendered pursuant to the Take-over Bid and not withdrawn;

(iii) the Take-over Bid shall contain irrevocable and unqualified provisions that, unless the Take-over Bid is withdrawn, Common Shares may be deposited pursuant to the Takeover Bid at any time during the period described in ~~Section~~clause 1.1(mm)(iii)(A) and that any Common Shares deposited pursuant to the Take-over Bid may be withdrawn at any time until taken up and paid for; and

(iv) the Take-over Bid shall contain an irrevocable and unqualified provision that, unless the Take-over Bid is withdrawn, in the event that the deposit condition in Section 1.1(mm)(ii)(B) is satisfied, the Offeror will make a public announcement of that fact and the Takeover Bid will remain open for deposits and tenders of Common Shares for not less than 10 ~~Business Days~~days from the date of such public announcement;

provided that if a Take-over Bid constitutes a Competing Permitted Bid, the term "Permitted Bid" shall also mean the Competing Permitted Bid.

(nn) "Permitted Bid Acquisitions" has the meaning set forth in the definition of "Acquiring Person" herein provided that if a Permitted Bid ceases to be a Permitted Bid because it ceases to meet any or all of the requirements set out in clause 1.1(mm) at any time, any acquisition of Common Shares made pursuant to such Take-over Bid, including the acquisition of Common Shares theretofore made, shall cease to be a Permitted Bid Acquisition.

(oo) "Permitted Lock-up Agreement" means an agreement (the "Lock-up Agreement") between a Person and one or more holders of Common Shares and/or Convertible Securities (each such holder herein referred to as a "Locked-up Person") (the terms of which are publicly disclosed and a copy of which is made available to the public (including the Corporation) not later than the date of the Lock-up Bid (as defined below), or if the Lock-up Bid has been made prior to the date of the Lock-up Agreement not later than the first Business Day following the date of the Lock-up Agreement) pursuant to which each Locked-up Person agrees to deposit or tender the Common Shares and/or Convertible Securities held by such holder to a Take-over Bid (the "Lock-up Bid") made by the Person or any of such Person's Affiliates or Associates or any other Person referred to in clause 1.1(g)(iv), provided that:

(i) the Lock-up Agreement permits the Locked-up Person to withdraw its Common Shares and/or Convertible Securities from the Lock-up Agreement in order to deposit or tender the Common Shares and/or Convertible Securities to another Take-over Bid or to support another transaction prior to the Common Shares and/or Convertible Securities being taken up and paid for under the Lock-up Bid at a price or value per Common Share or per Convertible Security that exceeds the price or value per Common Share or per Convertible Security (as applicable) offered under the Lock-up Bid; or

(ii) if: (A) the Lock-up Agreement permits the Locked-up Person to withdraw its Common Shares and/or Convertible Securities from the Lock-up Agreement in order to deposit or tender the Common Shares and/or Convertible Securities to another Take-over Bid or to support another transaction prior to the Common Shares and/or Convertible Securities being taken up and paid for under the Lockup Bid at an offering price for each Common Share or each Convertible Security (as applicable) that exceeds by as much as or more than a specified amount (the "Specified Amount") the offering price for each Common Share or for each Convertible Security (as applicable) contained in or proposed to be contained in the Lock-up Bid and that does not by its terms provide for a Specified Amount that is greater than 7% of the offering price contained in or proposed to be contained in the Lock-up Bid; or (B) the number of Common Shares or Convertible Securities to be purchased under the other Take-over Bid or transaction exceeds the number of Common Shares offered to be purchased under the Lock-up Bid by as much or more than a specified number of Common Shares (the Specified Number of Shares") and the Specified Number of Shares is not greater than 7% of the number of Common Shares offered to be purchased under the Lock-up Bid, at a price or value per Common Share or Convertible Security, as applicable, that is not less than the price or value per Common Share or Convertible Security offered under the Lock-up bid; and, for greater clarity, the agreement may contain a right of first refusal or require a period of delay to give the Person who made the Lock-up Bid an opportunity to match a higher price in another Take-over Bid or transaction or other similar limitation on a Locked-up Person's right to withdraw Common Shares and/or Convertible Securities from the agreement, so long as the limitation does not preclude the exercise by the Locked-up Person of the right to withdraw Common Shares and/or Convertible Securities during the period of the other Take-over Bid or transaction; and

(iii) no "break-up" fees, "top-up" fees, penalties, expenses or other amounts that exceed in aggregate the greater of:

(A) 2.5% of the price or value of the consideration payable under the Lockup Bid to a Locked-up Person; and

(B) 50% of the amount by which the price or value of the consideration received by a Locked-up Person under another Take-over Bid or transaction exceeds the price or value of the consideration that the Locked-up Person would have received under the Lock-up Bid;

shall be payable by such Locked-up Person if the Locked-up Person fails to deposit or tender Common Shares and/or Convertible Securities to the Lock-up Bid, or withdraws Common Shares and/or Convertible Securities previously tendered thereto in order to deposit or tender such Common Shares and/or Convertible Securities to another Take-over Bid or support another transaction.

(pp) "Person" means any individual (whether acting as an executor, trustee, administrator, legal representative or otherwise), corporation, estate, firm, partnership, limited partnership, sole proprietorship, syndicate, joint venture, trustee, trust, association, joint stock company, business trust, statutory trust, limited liability company, government or any department or agency thereof, unincorporated organization or association, and pronouns have a similar extended meaning.

(qq) "Privacy Laws" has the meaning set forth in subsection 4.6 herein.

(rr) "Pro Rata Acquisition" has the meaning set forth in the definition of "Acquiring Person" herein.

(ss) "Record Time" means the Close of Business on ~~September~~October 8, ~~2023~~2026.

(tt) "Redemption Price" has the meaning set forth in subsection 5.1(a) herein.

(uu) "Right" has the meaning ascribed to it in the recitals to this Agreement.

(vv) "Rights Certificate" means, after the Separation Time, a physical paper certificate or a Direct Registration System (DRS) form evidencing the ownership of Rights substantially in the form of Exhibit A hereto.

(ww) "Securities Act (British Columbia)" means the Securities Act, R.S.B.C. 1996, c. 418, as amended, and the regulations and rules thereunder, and any comparable or successor laws or regulations or rules thereto.

(xx) "Securities Act (Ontario)" means the Securities Act, R.S.O., 1990, S.5, as amended, and the regulations and rules thereunder, and any comparable or successor laws or regulations or rules thereto.

(yy) "Securities Acts" means together, the Securities Act (British Columbia) and the Securities Act (Ontario).

(zz) "Separation Time" means the close of business on the tenth ~~Business~~Trading Day after the ~~earlier~~earliest of:

(i) the Stock Acquisition Date;

(ii) the date of the commencement of or first public announcement of the intent of any Person (other than the Corporation or any Subsidiary of the Corporation) to commence a Take-over Bid (other than a Take-over Bid which is a Permitted Bid or a Competing Permitted Bid so long as such Take-over Bid continues to satisfy the requirements of a Permitted Bid or a Competing Permitted Bid as applicable), provided that, if any Take-over Bid referred to in this clause (ii) expires, is cancelled, terminated or otherwise withdrawn prior to the Separation Time, such Take-over Bid shall be deemed, for purposes of this subsection 1.1, never to have been made; and

(iii) the date upon which a Permitted Bid or a Competing Permitted Bid ceases to qualify as such;

(iv) or such later date as may be determined by the Board of Directors, provided that, if any such Take-over Bid expires, is cancelled, terminated or otherwise withdrawn prior to the Separation Time, such Take-over Bid shall be deemed, for the purposes of this definition, never to have been made and provided that, if the Board of Directors determines pursuant to Section 5.1 to waive the application of Section 3.1 to a Flip-in Event, the Separation Time in respect of such Flip-in Event shall be deemed never to have occurred.

(aaa) "Stock Acquisition Date" means the first date of public announcement (which, for purposes of this definition, shall include, without limitation, a news release issued or report filed pursuant to the early warning requirements of NI ~~62-104~~62-103 or Section 13(d) ~~under~~of the ~~Securities~~U.S. Exchange Act ~~of 1934 of the United States, as amended, and the rules and regulations thereunder~~ (or any comparable or successor laws or regulations thereto)) by the Corporation or an Acquiring Person that a Person has become an Acquiring Person.

(bbb) "Subsidiary" of any specified Person means any corporation, trust, partnership or other Person entity controlled, directly or indirectly, by such specified Person and includes a Subsidiary of that Subsidiary.

(ccc) "Take-over Bid" means an Offer to Acquire Common Shares or Convertible Securities, where the Common Shares subject to the Offer to Acquire, together with the Common Shares into which the Convertible Securities subject to the Offer to Acquire are convertible or exchangeable (as applicable), and the Offeror's Securities, constitute in the aggregate 20% or more of the outstanding Common Shares at the date of the Offer to Acquire.

(ddd) "Termination Time" means the time at which the right to exercise Rights shall terminate pursuant to Section 5.1 or 5.16 hereof

(eee) "Trading Day", when used with respect to any securities, means a day on which the securities exchange or national securities quotation system on which such securities are listed or admitted to trading on which the largest number of such securities were traded during the most recently completed calendar year is open for the transaction of business or, if the securities are not listed or admitted to trading on any securities exchange, a Business Day.

(fff) "U.S.-Canadian Exchange Rate" means on any date:

(i) if on such date the Bank of Canada sets an average noon spot rate of exchange with a conversion of one United States dollar into Canadian dollars, such rate; and

(ii) in any other case, the rate for such date for the conversion of one United States dollar into Canadian dollars which is calculated in the manner which shall be determined by the Board of Directors from time to time acting in good faith.

(ggg) "U.S. Dollar Equivalent" of any amount which is expressed in Canadian dollars means on any day the United States dollar equivalent of such amount determined by reference to the U.S.-Canadian Exchange Rate on such date.

(hhh) "U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder as now in effect or as the same may from time to time be amended, re-enacted or replaced.

(iii) "U.S. Securities Act" means the United States Securities Act of 1933, as amended, and the rules and regulations thereunder as now in effect or as the same may from time to time be amended, re-enacted or replaced.

1.2 Currency

Unless otherwise specified, all sums of money which are referred to in this Agreement are expressed in lawful money of Canada.

1.3 Acting Jointly or in Concert

For purposes of this Agreement, a Person is acting jointly or in concert with every Person who, as a result of any agreement, commitment or understanding whether formal or informal, and whether or not in writing, with the first Person or any Associate or Affiliate of the first Person, acquires or makes an Offer to Acquire Common Shares or Convertible Securities (other than customary agreements with and between underwriters and/or banking group members and/or selling group members with respect to a public offering or private placement of securities or pledges of securities in the ordinary course of business or Permitted ~~Lock-Up~~Lock-up Agreements).

1.4 Control

A Person is "controlled" by another Person or by two or more other Persons acting jointly or in concert if:

(a) in the case of a Person other than a partnership or a limited partnership, including a corporation or body corporate:

(i) securities entitled to vote in the election of directors (including, for Persons other than corporations, the administrators, managers, trustees or other individuals performing similar functions in respect of any such Person) carrying more than 50% of the votes for the election of directors of such Person are held, directly or indirectly, other than by way of security only, by or on behalf of the other Person or two or more Persons acting jointly or in concert; and

(ii) the votes carried by such securities are entitled, if exercised, to elect, appoint or designate a majority of the board of directors of such Person;

(b) in the case of a partnership other than a limited partnership, more than 50% of the interests in such partnership are held, directly or indirectly by the other Person or Persons; and

(c) in the case of a limited partnership, the other Person or each of the other Persons is a general partner of the limited partnership,

and "controls", "controlling" and "under common control with" shall be interpreted accordingly.

1.5 Holder of Rights

As used in this Agreement, unless the context otherwise requires, the term "holder" of any Rights means the registered holder of such Rights (or, prior to the Separation Time, the associated Common Shares).

1.6 Headings

The division of this Agreement into Articles, Sections and Paragraphs, or other portions hereof and the insertion of headings, subheadings and a table of contents are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

ARTICLE 2
THE RIGHTS

2.1 Legend on Common Share Certificates

Certificates for the Common Shares, including without limitation Common Shares issued upon the conversion of Convertible Securities, issued after the Record Time but prior to the earlier of the Separation Time and the Expiration Time shall evidence, in addition to Common Shares, one Right for each Common Share represented thereby and, commencing as soon as reasonably practicable after the Record Time, shall have impressed on, printed on, written on or otherwise affixed to them the following legend:

Until the Separation Time (as defined in the Rights Agreement referred to below), this certificate also evidences and entitles the holder hereof to certain Rights as set forth in a Shareholder Rights Plan Agreement ~~dated~~entered into as of September 8, 2023 , as amended and restated as of October 8, 2026, as such may from time to time be amended, restated, varied or replaced (the "Rights Agreement"), between Vizsla Silver Corp. (the "Corporation") and ~~Computershare Investor Services Inc. Inc.~~Odyssey Trust Company as Rights Agent, the terms of which are hereby incorporated herein by reference and, a copy of which is on file at the registered office of the Corporation and is available for viewing at www.sedarplus.ca. The existence of the Rights Agreement may be confirmed at three year intervals by the vote of a majority of the Independent Shareholders (as such term is defined in the Rights Agreement) in a manner which is consistent with the provisions of the Rights Agreement. In certain circumstances, as set forth in the Rights Agreement, such Rights may be amended, redeemed, may expire, may become void (if, in certain cases, they are "Beneficially Owned" by an "Acquiring Person", as such terms are defined in the Rights Agreement, or a transferee thereof) or may be evidenced by separate certificates and may no longer be evidenced by this certificate. The Corporation will mail or arrange for the mailing of a copy of the Rights Agreement to the holder of this certificate without charge as soon as practicable, after the receipt of a written request therefor.

Any Common Shares issued and registered in Book Entry Form (that are evidenced by an advice or other statement on which are maintained electronically the records of the transfers) after the Record Time but prior to the earlier of the Separation Time and the Expiration Time, shall evidence, in addition to the Common Shares, ~~on~~one Right for each Common Share represented by such registration and the registration record of such Common Shares shall include the foregoing legend, adapted accordingly, as the Rights Agent may reasonably require.

Certificates representing Common Shares that are issued and outstanding at the Record Time shall evidence one Right for each Common Share evidenced thereby notwithstanding the absence of the foregoing legend, until the earlier of the Separation Time and the Expiration Time.

2.2 Initial Exercise Price; Exercise of Rights; Detachment of Rights

(a) Subject to adjustment as herein set forth in clause 2.3, each Right will entitle the holder thereof after the Separation Time and prior to the Expiration Time, to purchase, for the Exercise Price, or its U.S. Dollar Equivalent as at the Business Day immediately preceding the day of exercise of the right, one Common Share. Notwithstanding any other provision of this Agreement, any Rights held by the Corporation or any of its Subsidiaries shall be void.

(b) Until the Separation Time,

(i) the Rights shall not be exercisable and no Right may be exercised; and

(ii) each Right will be evidenced by the certificate for the associated Common Share registered in the name of the holder thereof (which certificate shall also be deemed to represent a Rights Certificate) or by the Book Entry ~~From~~Form registration for the associated Common Share and will be transferable only together with, and will be transferred by a transfer of, such associated Common Share.

(c) From and after the Separation Time and prior to the Expiration Time, the Rights (i) may be exercised; and (ii) the registration and transfer of Rights will be separate and independent of Common Shares.

Promptly following the Separation Time the Corporation will determine whether it wishes to issue Rights Certificates or whether it will maintain the Rights in Book Entry Form. In the event that the Corporation determines to maintain Rights in Book Entry Form, it will put in place such alternative procedures as are directed by the Rights Agent for the Rights to be maintained in Book Entry Form (the "Book Entry Rights Exercise Procedures"), it being hereby acknowledged that such procedures shall, to the greatest extent possible, replicate in all substantive aspects the procedures set out in this Agreement with respect to the exercise of the Rights Certificates and that the ~~procures~~procedures set out in this Agreement shall be modified only to the extent necessary, as determined by the Rights Agent, to permit the Corporation to maintain the Rights in Book Entry Form. In such event, the Book Entry Rights Exercise Procedures shall be deemed to replace the procedures set out in this Agreement with respect to the exercise of Rights and all provisions of this Agreement referring to Rights Certificates shall be applicable to Rights registered in Book Entry Form in like manner as to Rights in certificated form.

In the event the Corporation determines to issue a Rights Certificate it will prepare (or will arrange to have prepared) and the Rights Agent will mail to each holder of record of Common Shares as of the Separation Time and, in respect of each Convertible Security converted into Common Shares after the Separation Time and prior to the Expiration Time promptly after such conversion to the holder so converting (other than an Acquiring Person, any other Person whose Rights are or become void pursuant to the provisions of this Agreement and, in respect of any Rights Beneficially Owned by such Acquiring Person which are not held of record by such Acquiring Person, the holder of record of such Rights (the "Nominee") but not Rights held of record by such Nominee that are not Beneficially Owned by the Acquiring Person) at such holder's address as shown on the records of the Corporation (the Corporation hereby agreeing to furnish copies of such records to the Rights Agent for this purpose), (A) a Rights Certificate with registration particulars appropriately completed, representing the number of Rights held by such holder at the Separation Time and having such marks of identification or designation and such legends, summaries or endorsements printed thereon as the Corporation may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any law or with any rule or regulation made pursuant thereto or with any rule or regulation of any stock exchange or securities quotation system on which the Rights may from time to time be listed or traded, or to conform to usage, and (B) a disclosure statement prepared by the Corporation describing the Rights, provided that a Nominee shall be sent the materials provided for in (A) and

(B) in respect of all Common Shares held of record by it which are not Beneficially owned by an Acquiring Person. In order for the Corporation to determine whether any Person is holding Common Shares which are Beneficially Owned by another Person, the Corporation may require such first mentioned person to furnish such information and documentation as the Corporation deems necessary or appropriate in order to make such determination.

(d) Rights may be exercised in whole or in part on any Business Day after the Separation Time and prior to the Expiration Time by submitting to the Rights Agent (at its office in the City of Vancouver, Canada or at any other office of the Rights Agent in the cities designated from time to time for that purpose by the Corporation), the Rights Certificate evidencing such Rights together with an election to exercise such Rights (an "Election to Exercise") substantially in the form attached to the Rights Certificate duly completed and executed by the holder or his or her executors or administrators or other legal personal representative or his or their attorney duly appointed by an instrument in writing in form and executed in a manner satisfactory to the Corporation and the Rights Agent, accompanied by payment by certified cheque, banker's draft or money order payable to the order of the Rights Agent, of a sum equal to the Exercise Price multiplied by the number of Rights being exercised and a sum sufficient to cover any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Common Shares in a name other than that of the holder of the Rights being exercised.

(e) Upon receipt of a Rights Certificate, with a duly completed Election to Exercise (that does not indicate that the holder so exercising is an Acquiring Person) accompanied by payment as set forth in subsection 2.2(d) above, the Rights Agent (unless otherwise instructed in writing by the Corporation in the event that the Corporation is of the opinion that the Rights cannot be exercised in accordance with this Agreement) will thereupon promptly:

(i) requisition from the transfer agent or any co-transfer agent of the Common Shares certificates for the number of Common Shares to be purchased (the Corporation hereby irrevocably authorizing its transfer agent to comply with all such requisitions);

(ii) when appropriate, requisition from the Corporation the amount of cash to be paid in lieu of issuing fractional Common Shares and, after receipt, deliver such cash to or to the order of the registered holder of the Rights Certificate;

(iii) after receipt of the Common Share certificates, deliver the same to or upon the order of the registered holder of such Rights Certificate, registered in such name or names as may be designated by such registered holder and together with any payment required by clause 2.2(e)(ii); and

(iv) tender to the Corporation all payments received on exercise of the Rights.

(f) In case the holder of any Rights shall exercise less than all the Rights evidenced by such holder's Rights Certificate, a new Rights Certificate evidencing the Rights remaining unexercised will be issued by the Rights Agent to such holder or to such holder's duly authorized assigns.

(g) The Corporation covenants and agrees that it will:

(i) take all such action as may be necessary and within its power to ensure that all Common Shares delivered upon exercise of Rights shall, at the time of delivery of the certificates for such shares or of registration in Book Entry Form of such Common Shares (subject to payment of the Exercise Price), be duly and validly authorized, executed, issued and delivered and fully paid and non-assessable;

(ii) take all such action as may be necessary and within its power to comply with any applicable requirements of the BCBCA, the Securities Acts, the U.S. Securities Act, the U.S. Exchange Act, as applicable, the securities acts or comparable legislation of each of the other provinces of Canada, and the rules and regulations thereunder or any other applicable law, rule or regulation, in connection with the issuance and delivery of the Rights Certificates and the issuance of Common Shares upon exercise of Rights;

(iii) use reasonable efforts to cause all Common Shares issued upon exercise of Rights to be listed on the principal securities exchanges or traded in the ~~over-thecounter~~over-the-counter markets on which the Common Shares were traded immediately prior to the Stock Acquisition Date;

(iv) cause to be reserved and kept available out of its authorized and unissued Common Shares the number of Common Shares that, as provided in this Agreement. will from time to time be sufficient to permit the exercise in full of all outstanding Rights;

(v) pay when due and payable any and all Canadian and United States federal, provincial, state and municipal transfer taxes and charges (for greater certainty not including any income taxes or capital gains of the holder or exercising holder or any liability of the Corporation to withhold tax) and charges which may be payable in respect of the original issuance or delivery of the Rights Certificates or certificates for Common Shares, provided that the Corporation shall not be required to pay any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Common Shares in a name other than that of the holder of the Rights being transferred or exercised; and

(vi) after the Separation Time, except as permitted by Section 5.1, not take (or permit any Subsidiary to take) any action if at the time such action is taken it is reasonably foreseeable that such action will diminish substantially or otherwise eliminate the benefits intended to be afforded by the Rights.

2.3 Adjustments to Exercise Price; Number of Rights

The Exercise Price, the number and kind of securities subject to purchase upon exercise of each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this Section 2.3.

(a) In the event the Corporation shall at any time after the Record Time and prior to the Expiration Time:

(i) declare or pay a dividend on the Common Shares payable in Common Shares (or other capital stock or securities exchangeable for or convertible into or giving a right to acquire Common Shares or other capital stock) other than pursuant to any Dividend Reinvestment Plan, optional stock dividend program or a dividend payable on Common Shares in lieu of a regular periodic cash dividend;

(ii) subdivide or change the then outstanding Common Shares into a greater number of Common Shares;

(iii) combine or change the then outstanding Common Shares into a smaller number of Common Shares; or

(iv) issue any Common Shares (or other capital stock or securities exchangeable for or convertible into or giving a right to acquire Common Shares or other capital stock) in respect of, in lieu of or in exchange for existing Common Shares in a reclassification, amalgamation, merger, statutory arrangement or consolidation, the Exercise Price and the number of Rights outstanding, or, if the payment or effective date therefor shall occur after the Separation Time, the securities purchasable upon exercise of Rights shall be adjusted in the manner set forth below. If the Exercise Price and number of Rights outstanding are to be adjusted (A) the Exercise Price in effect after such adjustment shall be equal to the Exercise Price in effect immediately prior to such adjustment divided by the number of Common Shares (or other capital stock) (the "Expansion Factor") that a holder of one Common Share immediately prior to such dividend, subdivision, change, combination or issuance would hold thereafter as a result thereof and (B) each Right held prior to such adjustment shall become that number of Rights equal to the Expansion Factor, and the adjusted number of Rights will be deemed to be allocated among the Common Shares with respect to which the original Rights were associated (if they remain outstanding) and the shares issued in respect of such dividend, subdivision, change, combination or issuance, so that each such Common Share (or other capital stock) will have exactly one Right associated with it. For greater certainty, if the securities purchasable upon exercise of Rights are to be adjusted, the securities purchasable upon exercise of each Right after such adjustment will be the number of securities that a holder of the securities purchasable upon exercise of one Right immediately prior to such dividend, subdivision, change, combination or issuance would hold thereafter as a result thereof. If after the Record Time and prior to the Expiration Time the Corporation shall issue any shares of capital stock other than Common Shares in a transaction of a type described in clause 2.3(a)(i) or 2.3(a)(iv), shares of such capital stock shall be treated herein as nearly equivalent to Common Shares as may be practicable and appropriate under the circumstances and the Corporation and the Rights Agent agree to amend this Agreement in order to effect such treatment. If an event occurs which would require an adjustment under both this Section

2.3 and Section 3.1 hereof, the adjustment provided for in this Section 2.3 shall be in addition in and shall be made prior to any adjustment required pursuant to Section 3.1 hereof. Adjustments pursuant to subsection 2.3(a) shall be made successively, whenever an event referred to in subsection 2.3(a) occurs.

In the event the Corporation shall at any time after the Record Time and prior to the Separation Time issue any Common Shares otherwise than in a transaction referred to in the preceding paragraph, each such Common Share so issued shall automatically have one new Right associated with it, which Right shall be evidenced by the certificate representing such Common Share.

(b) In the event the Corporation shall at any time after the Record Time and prior to the Expiration Time fix a record date for the making of a distribution to all holders of Common Shares of rights, options or warrants entitling them (for a period expiring within 45 calendar days after such record date) to subscribe for or purchase Common Shares (or Convertible Securities) at a price per Common Share (or, if a Convertible Security, having a conversion, exchange or exercise price (including the price required to be paid to purchase such Convertible Security per share)) less than 90% of the Market Price per Common Share on such record date, the Exercise Price shall be adjusted in the manner set forth below. The Exercise Price in effect after such record date shall equal the Exercise Price in effect immediately prior to such record date multiplied by a fraction, of which the numerator shall be the number of Common Shares outstanding on such record date plus the number of Common Shares which the aggregate offering price of the total number of Common Shares so to be offered (and/or the aggregate initial conversion, exchange or exercise price of the Convertible Securities so to be offered (including the price required to be paid to purchase such Convertible Securities)) would purchase at such Market Price and of which the denominator shall be the number of Common Shares outstanding on such record date plus the number of additional Common Shares to be offered for subscription or purchase (or into which the Convertible Securities so to be offered are initially convertible, exchangeable or exercisable). In case such subscription price is satisfied in whole or in part by consideration in a form other than cash the value of such consideration shall be as determined in good faith by the Board of Directors whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of Rights.

Such adjustment shall be made successively whenever such a record date is fixed, and in the event that such rights, options or warrants are not so issued, or if issued, are not exercised prior to the expiration thereof, the Exercise Price shall be readjusted to the Exercise Price which would then be in effect if such record date had not been fixed, or to the Exercise Price which would be in effect based upon the number of Common Shares (or securities convertible into, or exchangeable or exercisable for Common Shares) actually issued upon the exercise of such rights, options or warrants as the case may be.

For purposes of this Agreement, the granting of the right to purchase Common Shares pursuant to any dividend or interest reinvestment plan and/or any Common Share purchase plan providing for the reinvestment of dividends or interest payable on securities of the Corporation and/or the investment of periodic optional payments and/or employee benefit or similar plans (so long as such right to purchase is in no case evidenced by the delivery of rights, options or warrants) shall not be deemed to constitute an issue of rights, options or warrants by the Corporation; provided, however, that in the case of any dividend or interest reinvestment plan, the right to purchase Common Shares is at a price per share of not less than 90% of the current market price per share (determined as provided in such plans) of the Common Shares.

(c) In the event the Corporation shall at any time after the Record Time and prior to the Separation Time fix a record date for the making of a distribution to all holders of Common Shares of evidences of indebtedness or assets (other than an annual cash dividend or a dividend paid in Common Shares) or Convertible Securities at a price per Common Share (or, in the case of a Convertible Security in respect of Common Shares having a conversion or exercise price per share (including the price required to be paid to purchase such Convertible Security) less than 90% of the Market Price per Common Share on such record date (excluding those referred to in subsection 2.3(b)), the Exercise Price shall be adjusted in the manner set forth below. The Exercise Price in effect after such record date shall equal the Exercise Price in effect immediately prior to such record date less the fair market value (as determined in good faith by the Board of Directors of the Corporation) of the portion of the assess, evidences of indebtedness, rights, options or warrants so to be distributed applicable to each of the securities purchasable upon exercise of one Right (such determination to be described in a statement filed with the Rights Agent shall be binding on the Rights Agent and the holders of the Rights). Such adjustment shall be made successively whenever such a record date is fixed.

(d) Each adjustment made pursuant to this Section 2.3 shall be made as of:

(i) the payment or effective date for the applicable dividend, subdivision, change, combination or issuance, in the case of an adjustment made pursuant to paragraph 2.3(a) above; and

(ii) the record date for the applicable dividend or distribution, in the case of an adjustment made pursuant to paragraph 2.3(b) or 2.3(c) above,

subject to readjustment to reverse the same if such distribution shall not be made.

(e) Notwithstanding anything herein to the contrary, no adjustment in the Exercise Price shall be required unless such adjustment would require an increase or decrease of at least one percent in the Exercise Price; provided, however, that any adjustments which by reason of this Subsection 2.3(e) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under Section 2.3 shall be made to the nearest cent or to the nearest ten-thousandth of a share. Notwithstanding the first sentence of this Subsection 2.3(e), any adjustment required by Section 2.3 shall be made no later than the earlier of:

(i) three years from the date of the transaction which gives rise to such adjustment; or

(ii) the Expiration Date.

(f) In the event the Corporation shall at any time after the Record Time and prior to the Separation Time issue any shares of capital stock (other than Common Shares), or rights, options or warrants to subscribe for or purchase any such capital stock, or securities convertible into or exchangeable for any such capital stock, in a transaction referred to in clause 2.3(a)(i) or 2.3(a)(iv) above, or if the Corporation shall take any other action (other than the issue of Common Shares) which might have a negative effect on the holders of Rights, if the Board of Directors acting in good faith determines that the adjustments contemplated by paragraphs 2.3(a), 2.3(b) and 2.3(c) above are not applicable or will not appropriately protect the interests of the holders of Rights, the Corporation may determine what other adjustments to the Exercise Price, number of Rights and/or securities purchasable upon exercise of Rights would be appropriate and, if the adjustments contemplated by paragraphs 2.3(a), 2.3(b) and 2.3(c) above are applicable, notwithstanding such paragraphs, the adjustments so determined by the Corporation, rather than adjustments contemplated by paragraphs 2.3(a), 2.3(b) and 2.3(c) above, shall be made. The Corporation and the Rights Agent shall amend this Agreement in accordance with subsections 5.4(b) and 5.4(e), as the case may be, to provide for such adjustments.

(g) Each Right originally issued by the Corporation subsequent to any adjustment made to the Exercise Price hereunder shall evidence the right to purchase, at the adjusted Exercise Price, the number of Common Shares purchasable from time to time hereunder upon exercise of a Right immediately prior to such issue, all subject to further adjustment as provided herein.

(h) Irrespective of any adjustment or change in the Exercise Price or the number of Common Shares issuable upon the exercise of Rights, the Rights Certificates theretofore and thereafter issued may continue to express the Exercise Price per Common Share and the number of Common Shares which were expressed in the initial Rights Certificates issued hereunder.

(i) In any case in which this Section 2.3 shall require that an adjustment in the Exercise Price be made effective as of a record date for a specified event, the Corporation may elect to defer until the occurrence of such event the issuance to the holder of any Right exercised after such record date the number of Common Shares and other securities of the Corporation, if any, issuable upon such exercise over and above the number of Common Shares and other securities of the Corporation, if any, issuable upon such exercise on the basis of Exercise Price in effect prior to such adjustment; provided, however, that the Corporation shall deliver to such holder an appropriate instrument evidencing such holder's right to receive such additional shares (fractional or otherwise) or other securities upon the occurrence of the event requiring such adjustment.

(j) Notwithstanding anything contained in this Section 2.3 to the contrary, the Corporation shall be entitled to make such reductions in the Exercise Price, in addition to those adjustments expressly required by this Section 2.3, as and to the extent that in their good faith judgment the Board of Directors shall determine to be advisable, in order that any:

(i) consolidation or subdivision of Common Shares;

(ii) issuance (wholly or in part for cash) of Common Shares or securities that by their terms are convertible into or exchangeable for Common Shares;

(iii) stock dividends; or

(iv) issuance of rights, options or warrants referred to in this Section 2.3,

hereafter made by the Corporation to holders of its Common Shares, shall not be taxable to such shareholder.

(k) If, as a result of any adjustment made pursuant to Section 3.1, the holder of any Right thereafter exercised shall become entitled to receive any securities other than Common Shares, thereafter the number of such other securities so receivable upon exercise of any Right and the applicable Exercise Price thereof shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as may be practicable to the provisions with respect to the Common Shares contained in the foregoing subsections of this Section 2.3 and the provisions of this Agreement with respect to Common Shares shall apply on like terms to any such other securities.

(l) Whenever an adjustment to the Exercise Price or a change in the securities purchasable upon the exercise of Rights is made pursuant to this Section 2.3, the Corporation shall promptly:

(i) prepare a certificate setting forth such adjustment and a brief statement of the facts accounting for such adjustment;

(ii) file with the Rights Agent and with each transfer agent for the Common Shares a copy of such certificate; and

(iii) cause notice of the particulars of such adjustment or change to be given to the holders of the Rights.

Failure to file such certificate or to cause such notice to be given as aforesaid, or any defect therein, shall not affect the validity of any such adjustment or change.

2.4 Date on Which Exercise is Effective

Each Person in whose name a registration in Book Entry Form for Common Shares is made or any certificate for Common Shares is issued upon the exercise of Rights shall for all purposes be deemed to have become the holder of record of the Common Shares represented thereby, and such certificate shall be dated, the date upon which the Rights Certificate evidencing such Rights was duly surrendered (together with a duly completed Election to Exercise) and payment of the Exercise Price for such Rights (and any applicable transfer taxes and other governmental charges payable by the exercising holder hereunder) was made in accordance with clause 2.2(d); provided, however, that if the date of such surrender and payment is a date upon which the Common Share transfer books of the Corporation are closed, such Person shall be deemed to have become the record holder of such shares on, and such certificate shall be dated, the next succeeding Business Day on which the Common Share transfer books of the Corporation are open.

2.5 Execution, Authentication, Delivery and Dating of Rights Certificates

Rights will be evidenced, in the case of Rights in Book Entry Form, by a statement issued under the Rights Agent's direct registration system, or alternatively, if the Corporation determines to issue Rights Certificates, by the following procedures:

(a) The Rights Certificates shall be executed on behalf of the Corporation by any one of its Chairman of the Board, President, Chief Executive Officer, Chief Financial Officer, any Vice President, Treasurer, any Assistant Treasurer, Secretary or any Assistant Secretary of the Corporation. The signature of any of these officers on the Rights Certificates may be manual or facsimile. Rights Certificates bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Corporation shall bind the Corporation, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the countersignature and delivery of such Rights Certificates.

(b) Promptly after the Corporation learns of the Separation Time, the Corporation will notify the Rights Agent of such Separation Time and will deliver Rights Certificates executed by the Corporation to the Rights Agent for countersignature, and the Rights Agent shall countersign (manually or by facsimile signature in a manner satisfactory to the Corporation) and mail such Rights Certificates to the holders of the Rights pursuant to subsection 2.2(c) hereof. No Rights Certificate shall be valid for any purpose until countersigned by the Rights Agent as aforesaid.

(c) Each Rights Certificate shall be dated the date of countersignature thereof.

2.6 Registration, Registration of Transfer and Exchange

(a) The Corporation will cause to be kept a register (the "Rights Register") in which, subject to such reasonable regulations as it may prescribe, the Corporation will provide for the registration and transfer of Rights. The Rights Agent is hereby appointed "Rights Registrar" for the purpose of maintaining the Rights Register for the Corporation and registering Rights and transfers of Rights as herein provided and the Rights Agent hereby accepts such appointment. In the event that the Rights Agent shall cease to be the Rights Registrar, the Rights Agent will have the right to examine the Rights Register at all reasonable times.

(b) After the Separation Time and prior to the Expiration Time, upon surrender for registration of transfer or exchange of any Rights Certificate, and subject to the provisions of subsection 2.6(d) below, the Corporation shall execute, and the Rights Agent shall countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder's instructions, one or more new Rights Certificates evidencing the same aggregate number of Rights as did the Rights Certificates so surrendered. Alternatively, in the case of the exercise of Rights in Book Entry Form, the Rights Agent shall provide the holder or the designated transferee or the transferees with one or more statements issued under the Rights Agent's direct registration system evidencing the same aggregate number of Rights as did the direct registration system's records for the Rights transferred or exchanged.

(c) All Rights issued upon any registration of transfer or exchange of Rights Certificates shall be the valid obligations of the Corporation, and such Rights shall be entitled to the same benefits under this Agreement as the Rights surrendered upon such registration of transfer or exchange.

(d) Every Rights Certificate surrendered for registration of transfer or exchange shall be duly endorsed, or be accompanied by a written instrument of transfer in form satisfactory to the Corporation or the Rights Agent, as the case may be, duly executed by the registered holder thereof or such holder's attorney duly authorized in writing. As a condition to the issuance of any new Rights Certificate under this Section 2.6, the Corporation may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the reasonable fees and expenses of the Rights Agent) connected therewith.

(e) The Corporation shall not be required to register the transfer or exchange of any Rights after the Rights have been terminated pursuant to this Agreement.

2.7 Mutilated, Destroyed, Lost and Stolen Rights Certificates

(a) If any mutilated Rights Certificate is surrendered to the Rights Agent prior to the Expiration Time, the Corporation shall execute and the Rights Agent shall countersign and deliver in exchange therefor a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so surrendered.

(b) If there shall be delivered to the Corporation and the Rights Agent prior to the Expiration Time (i) evidence of ownership of any Rights Certificate, (ii) evidence to their satisfaction of the destruction, loss or theft of any Rights Certificate and (iii) such security or indemnity as may be required by each of them in their sole discretion to save each of them and any of their agents harmless, then, in the absence of notice to the Corporation or the Rights Agent that such Rights Certificate has been acquired by a bona fide purchaser, the Corporation shall execute and upon its request the Rights Agent shall countersign and deliver, in lieu of any such destroyed, lost or stolen Rights Certificate, a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so destroyed, lost or stolen.

(c) As a condition to the issuance of any new Rights Certificate under this Section 2.7, the Corporation may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Rights Agent) connected therewith.

(d) Every new Rights Certificate issued pursuant to this Section 2.7 in lieu of any destroyed, lost or stolen Rights Certificate shall evidence an original additional contractual obligation of the Corporation, whether or not the destroyed, lost or stolen Rights Certificate shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Agreement equally and proportionately with any and all other Rights, duly issued hereunder.

2.8 Persons Deemed Owners

The Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent may deem and treat the Person in whose name a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby for all purposes whatsoever. As used in this Agreement, unless the context otherwise requires, the term "holder" of any Rights shall mean the registered holder of such Rights (or, prior to the Separation Time, of the associated Common Shares).

2.9 Delivery and Cancellation of Certificates

All Rights Certificates surrendered upon exercise or for redemption, registration of transfer or exchange shall, if surrendered to any Person other than the Rights Agent, be delivered to the Rights Agent and, in any case, shall be promptly cancelled by the Rights Agent. The Corporation may at any time deliver to the Rights Agent for cancellation any Rights Certificates previously countersigned and delivered hereunder which the Corporation may have acquired in any manner whatsoever, and all Rights Certificates so delivered shall be promptly cancelled by the Rights Agent. No Rights Certificate shall be countersigned in lieu of or in exchange for any Rights Certificates cancelled as provided in this Section 2.9, except as expressly permitted by this Agreement. The Rights Agent shall, subject to applicable law, destroy all cancelled Rights Certificates and deliver a certificate of destruction to the Corporation.

2.10 Agreement of Rights Holders

Every holder of Rights, by accepting the same, consents and agrees with the Corporation and the Rights Agent and with every other holder of Rights:

(a) to be bound by and subject to the provisions of this Agreement, as amended or supplemented from time to time in accordance with the terms hereof in respect of all Rights held;

(b) that, prior to the Separation Time, each Right will be transferable only together with, and will be transferred by a transfer of, the associated Common Share;

(c) that, after the Separation Time, the Rights will be transferable only on the Rights Register as provided herein;

(d) that, prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) for registration of transfer, the Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent may deem and treat the Person in whose name the Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on such Rights Certificate or the associated Common Share certificate made by anyone other than the Corporation or the Rights Agent) for all purposes whatsoever, and neither the Corporation nor the Rights Agent shall be affected by any notice to the contrary;

(e) that such holder of Rights has waived its right to receive any fractional Rights or any fractional Common Shares upon exercise of a Right (except as provided herein);

(f) that, subject to the provisions of Section 5.4, without the approval of any holder of either Rights or Common Shares and upon the sole authority of the Board of Directors acting in good faith this Agreement may be supplemented or amended from time to time as provided in clause 5.4 herein; and

(g) that, notwithstanding anything in this Agreement to the contrary, neither the Corporation nor the Rights Agent shall have any liability to any holder of a Right or any other Person as a result of its inability to perform any of its obligations under this Agreement by reason of any preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a governmental, regulatory or administrative agency or commission, or any statute, rule, regulation or executive order promulgated or enacted by any governmental authority, prohibiting or otherwise restraining performance of such obligation.

2.11 Rights Certificate Holder ~~Note~~Not Deemed a Shareholder

No holder, as such, of any Rights or Rights Certificate shall be entitled to vote, receive dividends or be deemed for any purpose whatsoever the holder of any Common Share or any other share or security of the Corporation which may at any time be issuable on the exercise of the Rights represented thereby, nor shall anything contained herein or in any Rights Certificate be construed or deemed or confer upon the holder of any Right or Rights Certificate, as such, any right, title, benefit or privilege of a holder of Common Shares or any other shares or securities of the Corporation or any right to vote at any meeting of shareholders of the Corporation whether for the election of directors or otherwise or upon any matter submitted to holders of Common Shares or any other shares of the Corporation at any meeting hereof, or to give or withhold consent to any action of the Corporation, or to receive notice of any meeting or other action affecting any holder of Common Shares or any other shares of the Corporation except as expressly provided herein, or to receive dividends, distributions or subscription rights, or otherwise, until the Right or Rights evidenced by the Rights Certificate shall be been duly exercised in accordance with the terms and provisions hereof.

ARTICLE 3
ADJUSTMENTS TO THE RIGHTS IN THE EVENT OF CERTAIN TRANSACTIONS

3.1 Flip-in Event

(a) Subject to subsection 3.1(b) and Section 5.1 hereof, in the event that prior to the Expiration Time a Flip-in Event shall occur then each Right shall constitute, effective at the close of business on the tenth Trading Day (or such longer period as may be required to satisfy the requirements of the Securities Acts, as applicable, and any comparable legislation of any other applicable jurisdiction) after the Stock Acquisition Date, the right to purchase from the Corporation, upon exercise of the Right in accordance with the terms of this Agreement, that number of Common Shares having an aggregate Market Price on the date of consummation or occurrence of such Flip-in Event equal to twice the Exercise Price for an amount in cash equal to the Exercise Price (such right to be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 in the event that after such date of consummation or occurrence an event of a type analogous to any of the events described in Section 2.3 shall have occurred with respect to such Common Shares).

(b) Notwithstanding the foregoing or any other provisions of this Agreement, upon the occurrence of any Flip-in Event, any Rights that are or were Beneficially Owned on or after the earlier of the Separation Time or the Stock Acquisition Date by:

(i) an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring Person); or

(ii) a transferee or other successor in title of Rights, directly or indirectly, from an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with, an Acquiring Person or any Affiliate or Associate of an Acquiring Person) where such transferee or successor in title becomes a transferee or successor in title concurrently with or subsequent to the Acquiring Person becoming such in a transfer that the Board of Directors acting in good faith has determined is part of a plan, arrangement or scheme of an Acquiring Person (or either: (1) any Affiliate or Associate of an Acquiring Person, or (2) any Person acting jointly or in concert with, an Acquiring Person or any Associate or Affiliate of an Acquiring Person) that has the purpose or effect of avoiding subsection 3.1(b)(i), shall become null and void without any further action, and any holder of such Rights (including a transferee or other successor to such Rights whether directly or indirectly) shall thereafter have no right to exercise such Rights under any provision of this Agreement and shall not have any other rights whatsoever in respect of such Rights, whether under any provision of this Agreement or otherwise. The holder of any Rights represented by a Rights Certificate which is submitted to the Rights Agent upon exercise or for registration of transfer or exchange which does not contain the necessary certifications set forth in the Rights Certificate establishing that such Rights are not void under this subsection 3.1(b) shall be deemed to be an Acquiring Person for the purposes of this subsection 3.1(b) and such Rights shall be deemed and become null and void.

(c) Any Rights Certificate that represents Rights Beneficially Owned by a Person described in either clauses 3.1(b)(i) or 3.1(b)(ii) of subsection 3.1(b) or transferred to any nominee of any such Person, and any Rights Certificate issued upon transfer, exchange, replacement or adjustment of any other Rights Certificate referred to in this sentence, shall contain the following legend:

"The Rights represented by this Rights Certificate were Beneficially Owned by a Person who was an Acquiring Person or who was an Affiliate or an Associate of an Acquiring Person (as such terms are defined in the Rights Agreement) or was acting jointly or in concert with any of them. This Rights Certificate and the Rights represented hereby are void or shall become void in the circumstances specified in subsection 3.1(b) of the Rights Agreement.", provided that the Rights Agent shall not be under any responsibility to ascertain the existence of facts that would require the imposition of such legend but shall be required to impose such legend only if instructed to do so by the Corporation in writing or if a holder fails to certify upon transfer or exchange in the space provided on the Rights Certificate that such holder is not an Acquiring Person, an Affiliate or Associate thereof or a Person acting jointly or in concert with any of them. The issuance of a Rights Certificate without the legend referred to in this Section 3.1(c) shall be of no effect on the provisions of Section 3.1(b).

Any Rights issued and registered in Book Entry Form (that are evidenced by an advice or other statement on which are maintained electronically the records of the transfers) after the Separation Time but prior to the Expiration Time, shall evidence one Right for each Right represented by such registration and the registration record of such Rights shall include the legend set forth in this Section 3.1(c), adapted accordingly as the Rights Agent may reasonably require.

(d) From and after the Separation Time, the Corporation shall do all such acts and things as shall be necessary and within its power to ensure compliance with the provisions of this Section 3.1 including, without limitation, all such acts and things as may be required to satisfy the requirements of the BCBCA, the Securities Acts, the U.S. Securities Act, the U.S. Exchange Act, as applicable, the securities laws or comparable legislation of each of the provinces of Canada and any other applicable laws in respect of the issue of Common Shares upon the exercise of Rights in accordance with this Agreement.

4.1 General

ARTICLE 4
THE RIGHTS AGENT

(a) The Corporation hereby appoints the Rights Agent to act as agent for the Corporation and the holders of Rights in accordance with the terms and conditions hereof, and the Rights

Agent hereby accepts such appointment. The Corporation may from time to time appoint such Co-Rights Agents (the "Co-Rights Agents" and each a "Co-Rights Agent") as it may deem necessary or desirable subject to the approval of the Rights Agent and ~~CoRights~~Co-Rights Agents.  In the event the Corporation appoints one or more Co-Rights Agents, the respective duties of the Rights Agent and Co-Rights Agents shall be as the Corporation may determine with the approval of the Rights Agent and Co-Rights Agent.

(b) The Corporation agrees to pay to the Rights Agent reasonable compensation for all services rendered by it hereunder and, from time to time, on demand of the Rights Agent, its reasonable expenses and counsel fees and other disbursements reasonably incurred in the execution and administration of this Agreement and the exercise and performance of its duties hereunder. The Corporation also agrees to indemnify the Rights Agent, its directors, officers, employees and agents for, and to hold them harmless against, any loss, liability, cost, claim, action, damage, suit or expense, incurred without gross negligence, bad faith or willful misconduct on the part of the Rights Agent or its directors, officers, employees and agents for anything done, suffered or omitted by the Rights Agent in connection with the acceptance, execution and administration of this Agreement and the exercise and performance of its duties hereunder, including the costs and expenses of defending against any claim of liability, which right to indemnification will survive the termination of this Agreement or the resignation or removal of the Rights Agent.

(c) The Rights Agent shall be protected and shall incur no liability for or in respect of any action taken, suffered or omitted by it in connection with its administration of this Agreement in reliance upon any certificate for Common Shares, Rights Certificate, certificate for other securities of the Corporation, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, opinion, statement, or other paper or document believed by it to be genuine and to be signed, executed and, where necessary, verified or acknowledged, by the proper Person or Persons. The Rights Agent need not investigate any fact or matter stated in any such document, but it may, in its discretion, make such further inquiry or investigation into such facts or matters as it may see fit.

(d) The Corporation shall inform the Rights Agent, in a reasonably timely manner, of events which may materially affect the administration of this Agreement by the Rights Agent. At any time, upon request, the Corporation shall provide to the Rights Agent an incumbency certificate with respect to the current directors and officers of the Corporation, provided that failure to inform the Rights Agent of any such events, or any defect therein, shall not affect the validity of any action taken hereunder in relation to such events.

4.2 Merger, Amalgamation or Consolidation or Change of Name of Rights Agent

(a) Any corporation into which the Rights Agent or any successor Rights Agent may be merged or amalgamated or with which it may be consolidated, or any corporation resulting from any merger, amalgamation or consolidation to which the Rights Agent or any successor Rights Agent is a party or any corporation succeeding to the shareholder or stockholder services business of the Rights Agent or any successor Rights Agent, will be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the Parties hereto, provided that such corporation would be eligible for appointment as a successor Rights Agent under the provisions of Section 4.4 hereof. In case, at the time such successor Rights Agent succeeds to the agency created by this Agreement, any of the Rights Certificates have been countersigned but not delivered, any such successor Rights Agent may adopt the countersignature of the predecessor Rights Agent and deliver such Rights Certificates so countersigned; and in case at that time any of the Rights Certificates have not been countersigned, any successor Rights Agent may countersign such Rights Certificates either in the name of the predecessor Rights Agent or in the name of the successor Rights Agent; and in all such cases such Rights Certificates will have the full force provided in the Rights Certificates and in this Agreement.

(b) In case at any time the name of the Rights Agent is changed and at such time any of the Rights Certificates shall have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Rights Certificates so countersigned; and in case at that time any of the Rights Certificates shall not have been countersigned, the Rights Agent may countersign such Rights Certificates either in its prior name or in its changed name; and in all such cases such Rights Certificates shall have the full force provided in the Rights Certificates and in this Agreement.

4.3 Duties of Rights Agent

The Rights Agent undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions, by all of which the Corporation and the holders of Rights Certificates, by their acceptance thereof, shall be bound:

(a) The Rights Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information, instructions or for any other reason whatsoever, the Rights Agent, in its sole judgment, acting reasonable, determines that suck act is conflicting with or contrary to the terms of this Agreement or the law or regulation of any jurisdiction or any order or directive of any court, governmental agency or other regulatory body.

(b) The Rights Agent at the expense of the Corporation, may retain and consult with legal counsel (who may be legal counsel for the Corporation), and the opinion of such counsel will be full and complete authorization and protection to the Rights Agent as to any action taken or omitted by it in good faith and in accordance with such opinion; the Rights Agent may also, with the approval of the Corporation (such approval not to be unreasonably withheld) and at the expense of the Corporation, consult with such other experts as the Rights Agent shall consider necessary or appropriate to properly carry out the duties and obligations imposed under this Agreement and the Rights Agent shall be entitled to act and rely, and shall be protected in so acting and relying, in good faith on the advice of any such expert. The Corporation shall reimburse the Rights Agent for all reasonable legal fees and disbursements incurred in connection with this Section 4.3(a).

(c) Whenever in the performance of its duties under this Agreement the Rights Agent deems it necessary or desirable that any fact or matter be proved or established by the Corporation prior to taking or such bring any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a certificate signed by a person believed by the Rights Agent to be the Chairman of the Board, the President, the Chief Executive Officer, the Chief Financial Officer, any Vice President, the Treasurer, any Assistant Treasurer, the Secretary or any Assistant Secretary of the Corporation and delivered to the Rights Agent; and such certificate will be full authorization to the Rights Agent for any action taken or suffered in good faith by it under the provisions of this Agreement in reliance upon such certificate.

(d) The Rights Agent will be liable hereunder only for its own gross negligence, bad faith or wilful misconduct and that of its officers, directors and employees.

(e) The Rights Agent will not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the certificates for Common Shares or the Rights Certificates (except its countersignature thereof) or be required to verify the same, but all such statements and recitals are and will be deemed to have been made by the Corporation only.

(f) The Rights Agent will not be under any responsibility in respect of the validity of this Agreement or the execution and delivery hereof (except the due authorization, execution and delivery hereof by the Rights Agent) or in respect of the validity or execution of any Common Share certificate or Rights Certificate (except its countersignature thereof); nor will it be responsible for any breach by the Corporation of any covenant or condition contained in this Agreement or in any Rights Certificate; nor will it be responsible for any change in the exercisability of the Rights (including the Rights becoming void pursuant to subsection 3.1(b) hereof) or any adjustment required under the provisions of Section 2.3 hereof or responsible for the manner, method or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment (except with respect to the exercise of Rights after receipt of the certificate contemplated by Section 2.3 describing any such adjustment); nor will it by any act hereunder be deemed to make any representation or warranty as to the authorization of any Common Shares to be issued pursuant to this Agreement or any Rights or as to whether any Common Shares will, when issued, be duly and validly authorized, executed, issued and delivered and fully paid and non-assessable.

(g) Each of the Corporation and the Rights Agent agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement.

(h) The Rights Agent is hereby authorized and directed to accept instructions with respect to the performance of its duties hereunder from any person believed by the Rights Agent to be the Chairman of the Board, the Chief Executive Officer, the Chief Financial Officer, any Vice President, the Secretary or any Assistant Secretary or the Treasurer or any Assistant Treasurer of the Corporation, and to apply to such persons for advice or instructions in connection with its duties, and it shall not be liable for any action taken or suffered by it in good faith in reliance upon instructions of any such person; it is understood that instructions to the Rights Agent shall, except where circumstances make it impracticable or the Rights Agent otherwise agrees, be given in writing and, where not in writing, such instructions shall be confirmed in writing as soon as reasonably possible after the giving of such instructions.

(i) The Rights Agent and any shareholder or stockholder, director, officer or employee of the Rights Agent may buy, sell or deal in Common Shares, Rights or other securities of the Corporation or become financially interested in any transaction in which the Corporation may be interested, or contract with or lend money to the Corporation or otherwise act as fully and freely as though it were not Rights Agent under this Agreement. Nothing herein shall preclude the Rights Agent from acting in any other capacity for the Corporation or for any other legal entity.

(j) The Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either: (A) by itself, or (B) by or through its attorneys or agents, and the Rights Agent will not be answerable or accountable for any act, omission, default, neglect or misconduct of any such attorneys or agents or for any loss to the Corporation resulting from any such act, omission, default, neglect or misconduct, provided reasonable care was exercised in the selection and continued employment thereof.

4.4 Change of Rights Agent

The Rights Agent may resign and be discharged from its duties under this Agreement upon 60 days' notice (or such lesser notice as is acceptable to the Corporation) in writing mailed to the Corporation and to each transfer agent of Common Shares by registered or certified mail, and to the holders of the Rights in accordance with Section 5.8 all of which shall be at the Corporation's expense. The Corporation may remove the Rights Agent upon 60 days' notice in writing given to the Rights Agent and to each transfer agent of the Common Shares (by personal delivery, or registered or certified mail). If the Rights Agent should resign or be removed or otherwise become incapable of acting, the Corporation will appoint a successor to the Rights Agent. If the Corporation fails to make such appointment within a period of 30 days after such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent, then the resigning Rights Agent, at the expense of the Corporation, or any holder of any Rights may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. Any successor Rights Agent, whether appointed by the Corporation or by such a court, shall be a corporation incorporated under the laws of Canada or a province thereof authorized to carry on the business in the Province of ~~Ontario~~British Columbia. After appointment, the successor Rights Agent will be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor Rights Agent shall, upon the receipt of all outstanding fees and expenses pursuant to this Agreement, deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose. Not later than the effective date of any such appointment, the Corporation will file notice thereof in writing with the predecessor Rights Agent and each transfer agent of the Common Shares, and mail a notice thereof in writing to the holders of the Rights. Failure to give any notice provided for in this Section 4.4, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be.

4.5 Compliance with Money Laundering Legislation

The Rights Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Rights Agent reasonably determines that such an act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline. Further, should the Rights Agent reasonably determine at any time that its acting under this Agreement has resulted in it being in noncompliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on 10 Business Days' written notice to the Corporation, provided: (i) that the Rights Agent's written notice shall describe the circumstances of such non-compliance; and (ii) that if such circumstances are rectified to the Rights Agent's satisfaction within such 10 Business Day period, then such resignation shall not be effective. Subject to applicable law, the Rights Agent agrees to notify the Corporation as soon as reasonably possible in the event that the Rights Agent has concerns which may give rise to the rights of the Rights Agent to resign under this paragraph and such notice shall describe the basis for such concerns.

4.6 Privacy Provision

The Parties acknowledge that federal and/or provincial legislation that addresses the protection of individual's personal information (collectively, the "Privacy Laws") applies to obligations and activities under this Agreement. Despite any other provision of this Agreement, neither Party will take or direct any action that would contravene, or cause the other to contravene, applicable Privacy Laws. The Corporation will, prior to transferring or causing to be transferred personal information to the Rights Agent, obtain and retain required consents of the relevant individuals to the collection, use and disclosure of their personal information, or will have determined that such consents either have previously been given upon which the Parties can rely or are not required under the Privacy Laws. The Rights Agent will use commercially reasonable efforts to ensure that its services hereunder comply with Privacy Laws.

4.7 Liability

(a) Notwithstanding any other provision of this Agreement, and whether such losses or damages are foreseeable or unforeseeable, the Rights Agent shall not be liable under any circumstances whatsoever for any (a) breach by any other party of securities law or other rule of any securities regulatory authority, (b) lost profits or (c) special, indirect, incidental, consequential, exemplary, aggravated or punitive losses or damages. This Section 4.7 shall survive the termination of this Agreement or the resignation or removal of the Rights Agent.

(b) Notwithstanding any other provision of this Agreement, any liability of the Rights Agent shall be limited, in the aggregate, to the amount of fees paid by the Company to the Rights Agent under this Agreement in the twelve (12) months immediately prior to the Rights Agent receiving the first notice of the claim.

5.1 Redemption and Waiver

ARTICLE 5
MISCELLANEOUS

(a) The Board of Directors may, with the prior approval of the holders of Common Shares or of the holders of Rights given in accordance with subsection 5.1(f) or 5.1(g), as applicable, at any time prior to the occurrence of a Flip-in Event as to which the application of Section 3.1 has not been waived pursuant to the provisions of this Section 5.1, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.000001 per Right appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 in the event that an event of the type analogous to any of the events described in Section 2.3 shall have occurred (such redemption price being herein referred to as the "Redemption Price").

(b) The Board of Directors acting in good faith may, with the prior approval of the holders of Common Shares given in accordance with subsection 5.1(f), determine, at any time prior to the occurrence of a Flip-in Event as to which the application of Section 3.1 has not been waived pursuant to this Section 5.1, if such Flip-in Event would occur by reason of an acquisition of Common Shares or Convertible Securities otherwise than pursuant to a Take-over Bid made by means of a Take-over Bid circular to all holders of record of Common Shares and otherwise than in the circumstances set forth in subsection 5.1(d), to waive the application of Section 3.1 to such Flip-in Event. In the event that the Board of Directors proposes such a waiver, the Board of Directors shall extend the Separation Time to a date subsequent to and not more than ten Business Days following the meeting of shareholders called to approve such waiver.

(c) The Board of Directors acting in good faith may, prior to the occurrence of a Flip-in Event as to which the application of Section 3.1 has not been waived under this clause, determine, upon prior written notice to the Rights Agent, to waive the application of Section 3.1 to that Flip-in Event provided that the Flip-in Event would occur by reason of a Take-over Bid made by means of a Take-over Bid circular sent to all holders of record of Common Shares (which for greater certainty shall not include the circumstances described in Section 5.1(d)); further provided that if the Board waives the application of Section 3.1 to such a Flip-in Event, the Board of Directors shall be deemed to have waived the application of Section 3.1 to any other Flip-in Event occurring by reason of any Take-over Bid made by means of a Take-over Bid circular to all holders of record of Common Shares which is made prior to the expiry of any Take-over Bid in respect of which a waiver is, or is deemed to have been, granted under this subsection 5.1(c).

(d) The Board of Directors shall waive the application of Section 3.1 in respect of the occurrence of any Flip-in Event if the Board of Directors has determined, following a Stock Acquisition Date and prior to the Separation ~~time~~Time, that a Person became ~~and~~an Acquiring Person by inadvertence and without the intention to become, or knowledge that it would become, an Acquiring Person under this Agreement and, in the event that such a waiver is granted by the Board of Directors, such Stock Acquisition Date shall be deemed not to have occurred. Any such waiver pursuant to this Section 5.1(d) must be on the condition that such Person, within 14 days after the foregoing determination by the Board of Directors or such earlier or later date as the Board of Directors may determine (the "Disposition Date"), has reduced its Beneficial Ownership of Common ~~shares~~Shares such that the Person is no longer an Acquiring Person. If the Person remains an Acquiring

Person at the Close of Business on the Disposition Date, the Disposition Date shall be deemed to be the date of occurrence of a further Stock Acquisition Date and Section 3.1 shall apply thereto.

(e) Where, pursuant to a Permitted Bid, a Competing Permitted Bid or a Take-over Bid in respect of which the Board of Directors has waived, or is deemed to have waived, pursuant to subsection 5.1(c), the application of Section 3.1, a Person acquires outstanding Common Shares, then the Board of Directors shall immediately upon the consummation of such acquisition without further formality and without approval under subsections 5.4(b) or 5.4(c) be deemed to have elected to redeem the Rights at the Redemption Price.

(f) If a redemption of Rights pursuant to subsection 5.1(a) or a waiver of a Flip-in Event pursuant to subsection 5.1(b) is proposed at any time prior to the Separation Time, such redemption or waiver shall be submitted for approval to the holders of Common Shares. Such approval shall be deemed to have been given if the redemption or waiver is approved by the affirmative vote of a majority of the votes cast by Independent Shareholders represented in person or by proxy at a meeting of such holders duly held in accordance with applicable laws and the Corporation's by-laws.

(g) If a redemption of Rights pursuant to subsection 5.1(a) is proposed at any time after the Separation Time, such redemption shall be submitted for approval to the holders of Rights. Such approval shall be deemed to have been given if the redemption is approved by a majority of the votes cast by the holders of Rights represented in person or by proxy at and entitled to vote at a meeting of such holders. For the purposes hereof each outstanding Right (other than Rights which are Beneficially Owned by any Person referred to in clauses (i) to (v) inclusive of the definition of Independent Shareholders) shall be entitled to one vote, and the procedures for the calling, holding and conduct of the meeting shall be those, as nearly as may be, which are provided in the Corporation's articles and/or bylaws, as applicable, and the BCBCA with respect to meetings of shareholders of the Corporation.

(h) Where a Take-over Bid that is not a Permitted Bid or a Competing Permitted Bid is withdrawn or otherwise terminated after the Separation Time has occurred and prior to the occurrence of a Flip-in Event, the Board of Directors may elect to redeem all the outstanding Rights at the Redemption Price. Upon such redemption, all of the provisions of this Agreement shall continue to apply as if the Separation Time had not occurred and it shall be deemed not to have occurred and the Corporation shall be deemed to have issued replacement Rights to the holders of its then outstanding Common Shares, subject to and in accordance with the provisions of this Agreement.

(i) If the Board of Directors elects or is deemed to have elected to redeem the Rights, and, in circumstances where subsection 5.1(a) is applicable, such redemption is approved by the holders of Common Shares or the holders of Rights in accordance with subsection 5.1(f) or 5.1(g), as applicable, the right to exercise the Rights will thereupon, without further action and without notice, terminate and the only right thereafter of the holders of Rights will be to receive the Redemption Price.

(j) Within 10 Business Days of the Board of Directors electing or having been deemed to have elected to redeem the Rights or, if subsection 5.1(a) is applicable within 10 Business Days after the holders of Common Shares or the holders of Rights have approved a redemption of Rights in accordance with subsection 5.1(f) or 5.1(g), as applicable, the Corporation shall give notice of redemption to the holders of the then outstanding Rights by mailing such notice to each such holder at its last address as it appears upon the register of the Rights Agent or, prior to the Separation Time, on the register of the transfer agent for the Common Shares. Any notice which is mailed in the manner herein provided will be deemed given, whether or not the holder receives the notice. Each such notice of redemption will state the method by which the payment of the Redemption Price will be made. The Corporation may not redeem, acquire or purchase for value any Rights at any time in any manner other than that specifically set forth in this Section 5.1 or in connection with the purchase of Common Shares prior to the Separation Time.

(k) The Corporation shall give prompt written notice to the Rights Agent of any waiver of the application of Section 3.1 made by the Board of Directors under this Section 5.1.

5.2 Expiration

No Person shall have any rights pursuant to this Agreement or in respect of any Right after the Expiration Time, except the Rights Agent as specified in subsection 4.1(a) of this Agreement.

5.3 Issuance of New Rights Certificates

Notwithstanding any of the provisions of this Agreement or of the Rights to the contrary, the Corporation may, at its option, issue new Rights Certificates evidencing Rights in such form as may be approved by the Board of Directors to reflect any adjustment or change in the number of or kind or class of shares purchasable upon exercise of Rights made in accordance with the provisions of this Agreement.

5.4 Supplements and Amendments

(a) The Corporation may make amendments to this Agreement to correct any clerical or typographical error or which are required to maintain the validity of this Agreement as a result of any change in any applicable legislation, rules or regulations thereunder,. The Corporation may, prior to the date of the shareholders' meeting referred to in Section 5.16, supplement, amend, vary, rescind or delete any of the provisions of this Agreement without the approval of any holders of Rights or Common Shares (provided that such action would not materially adversely affect the interests of the holders of Rights generally) where the Board of Directors acting in good faith deems such action necessary or desirable. Notwithstanding anything in this Section 5.4 to the contrary, no such supplement or amendment shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent to such supplement or amendment.

(b) Subject to subsection 5.4(a), the Corporation may, with the prior consent of the holders of Common Shares, obtained as set forth below, at any time prior to the Separation Time, supplement, amend, vary, rescind or delete any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally). Such consent shall be deemed to have been given if the action requiring such approval is authorized by the affirmative vote of a majority of the votes cast by Independent Shareholders present or represented at and entitled to be voted at a meeting of the holders of Common Shares duly called and held in compliance with applicable laws and the articles and by-laws of the Corporation.

(c) Subject to Section 5.4(a), the Corporation may, with the prior consent of the holders of Rights, at any time on or after the Separation Time, supplement, amend, vary, rescind or delete any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally), provided that no such amendment, variation or deletion shall be made to the provisions of Article ~~Article~~ 4 except with the written concurrence of the Rights Agent thereto. Such consent shall be deemed to have been given if such amendment, variation or deletion is authorized by the affirmative votes of the holders of Rights present or represented at and entitled to be voted at a meeting of the holders held in accordance with subsection 5.4(d) and representing a majority of the votes cast in respect thereof.

(d) Any approval of the holders of Rights shall be deemed to have been given if the action requiring such approval is authorized by the affirmative votes of the holders of Rights present or represented at and entitled to be voted at a meeting of the holders of Rights and representing a majority of the votes cast in respect thereof. For the purposes hereof, each outstanding Right (other than Rights which are void pursuant to the provisions hereof) shall be entitled to one vote, and the procedures for the calling, holding and conduct of the meeting shall be those, as nearly as may be, which are provided in the Corporation's articles and/or bylaws, as applicable, and the BCBCA with respect to meetings of shareholders of the Corporation.

(e) Any amendment made by the Corporation to this Agreement pursuant to subsection 5.4(a) other than any amendment to correct any clerical or typographical error shall:

(i) if made before the Separation Time, be submitted to the shareholders of the Corporation at the next meeting of shareholders and the shareholders may, by the majority referred to in subsection 5.4(b), confirm or reject such amendment; and

(ii) if made after the Separation Time, be submitted to the holders of Rights at a meeting to be called for on a date not later than immediately following the next meeting of shareholders of the Corporation and the holders of Rights may, by resolution passed by the majority referred to in subsection 5.4(d), confirm or reject such amendment.

(f) The Corporation shall be required to provide the Rights Agent with notice in writing of any such amendment, rescission or variation to this Agreement as referred to in this Section 5.4 within five days of effecting such amendment, rescission or variation.

(g) Any supplement or amendment to this Agreement pursuant to subsection 5.4(a) through 5.4(e) shall be subject to the receipt of any requisite approval or consent from any governmental or regulatory authority having jurisdiction over the Corporation, including without limitation any requisite approval of stock exchanges on which the Common Shares are listed.

Any such amendment shall be effective from the date of the resolution of the Board of Directors adopting such amendment, until it is confirmed or rejected or until it ceases to be effective (as described in the next sentence) and, where such amendment is confirmed, it continues in effect in the form so confirmed. If such amendment is rejected by the shareholders or the holders of Rights or is not submitted to the shareholders or holders of Rights as required, then such amendment shall cease to be effective from and after the termination of the meeting at which it was rejected or to which it should have been but was not submitted or from and after the date of the meeting of holders of Rights that should have been but was not held, and no subsequent resolution of the Board of Directors to amend this Agreement to substantially the same effect shall be effective until confirmed by the shareholders or holders of Rights as the case may be; provided that no such cessation of effectiveness shall affect the validity of any act taken, or the enforceability of any right accrued, in reliance on such amendment prior to the date on which such amendment ceased to be effective.

5.5 Fractional Rights and Fractional Shares

(a) The Corporation shall not be required to issue fractions of Rights or to distribute Rights Certificates which evidence fractional Rights. After the Separation Time there shall be paid to the registered holders of the Rights Certificates with regard to which fractional Rights would otherwise be issuable, an amount in cash equal to the same fraction of the Market Price of a whole Right in lieu of such fractional Rights as of the date such fractional Rights would otherwise be issuable. The Rights Agent shall have no obligation to make any payments in lieu of fractional Rights unless the Corporation shall have provided the Rights Agent with the necessary funds to pay in full all amounts payable in accordance with subsection 2.2(e).

(b) The Corporation shall not be required to issue fractional Common Shares upon exercise of the Rights or to distribute certificates which evidence fractional Common Shares. In lieu of issuing fractional Common Shares, the Corporation shall pay to the registered holder of Rights Certificates at the time such Rights are exercised as herein provided, an amount in cash equal to the same fraction of the Market Price of one Common Share at the date of such exercise. The Rights Agent shall have no obligation to make any payments in lieu of fractional Common Shares unless the Corporation shall have provided the Rights Agent with the necessary funds to pay in full all amounts payable in accordance with subsection 2.2(e).

5.6 Rights of Action

Subject to the terms of this Agreement, rights of action in respect of this Agreement, other than rights of action vested solely in the Rights Agent, are vested in the respective holders of the Rights; and any holder of any Rights, without the consent of the Rights Agent or of the holder of any other Rights, may, on such holder's own behalf and for such holder's own benefit and the benefit of other holders of Rights, enforce, and may institute and maintain any suit, action or proceeding against the Corporation to enforce, or otherwise act in respect of, such holder's right to exercise such holder's Rights, or Rights to which he is entitled, in the manner provided in this Agreement and in such holder's Rights Certificate. Without limiting the foregoing or any remedies available to the holders of Rights it is specifically acknowledged that the holders of Rights would not have an adequate remedy at law for any breach of this Agreement and will be entitled to specific performance of the obligations under, and injunctive relief against actual or threatened violations of, the obligations of any Person subject to this Agreement.

5.7 Notice of Proposed Actions

In case the Corporation shall propose after the Separation Time and prior to the Expiration Time:

(a) to effect or permit (in cases where the Corporation's permission is required) any Flip-in Event; or

(b) to effect the liquidation, dissolution or winding up of the Corporation or the sale of all or substantially all of the Corporation's assets,

then, in each such case, the Corporation shall give to each holder of a Right, in accordance with Section 5.9 hereof, a notice of such proposed action, which shall specify the date on which such Flip-in Event, liquidation, dissolution, or winding up is to take place, and such notice shall be so given at least 10 Business Days prior to the date of taking of such proposed action by the Corporation.

5.8 Notices

Notices or demands to be given or made in connection with this Agreement by the Rights Agent or by the holder of any Rights to or on the Corporation shall be sufficiently given or made if delivered or sent by mail, postage prepaid or by fax (with, in the case of fax, an original copy of the notice or demand sent by first class mail, postage prepaid, to the Corporation following the giving of the notice or demand by fax), addressed (until another address is filed in writing with the Rights Agent) as follows:

Vizsla Silver Corp.

~~1090 West Georgia Street~~
~~Suite 700~~

Suite 1723, 595 Burrard Street,
Vancouver, British Columbia
~~V6E 3V7~~V7X 1J1

Attention: Michael Konnert

Email: michael@vizslasilver.ca

Notices or demands to be given or made in connection with this Agreement by the Corporation or by the holder of any Rights to or on the Rights Agent shall be sufficiently given or made if delivered or sent by mail, postage prepaid, or by fax (with, in the case of fax, an original copy of the notice or demand sent by first class mail, postage prepaid, to the Rights Agent following the giving of the notice or demand by fax), addressed (until another address is filed in writing with the Corporation) as follows:

Odyssey Trust Company
~~Computershare Investor Services Inc.~~
~~3rd Floor, 510 Burrard Street~~
Suite 1310 - 1140 West Pender St.
Vancouver, ~~British Columbia~~
~~V6C 3B9~~BC V6E 4G1

Attention: ~~Tyler Mah~~Jessica De La Torre
Email: ~~tyler.mah@computershare.com~~ JTorre@OdysseyTrust.com

Notices or demands to be given or made in connection with this Agreement by the Corporation or the Rights Agent to or on the holder of any Rights shall be sufficiently given or made if delivered or sent by first class mail, postage prepaid, or by fax (with, in the case of fax, an original copy of the notice or demand sent by first class mail, postage prepaid, to such holder following the giving of the notice or demand by fax), addressed to such holder at the address of such holder as it appears upon the register of the Rights Agent or, prior to the Separation Time, on the register of the Corporation for the Common Shares.

Any notice given or made in accordance with this Section 5.8 shall be deemed to have been given and to have been received on the day of delivery, if so delivered, on the third Business Day (excluding each day during which there exists any general interruption of postal service due to strike, lockout or other cause) following the mailing thereof, if so mailed, and on the day of faxing (provided such sending is during the normal business hours of the addressee on a Business Day and if not, on the first Business Day thereafter). Each of the Corporation and the Rights Agent may from time to time change its address for notice by notice to the other given in the manner aforesaid.

If mail service is or is threatened to be interrupted at a time when the Corporation or the Rights Agent wishes to give a notice or demand hereunder to or on the holders of the Rights, the Corporation or the Rights Agent may, notwithstanding the foregoing provisions of this Section 5.8, give such notice by means, of publication once in each of two successive weeks in the business section of The Globe and Mail and, so long as the Corporation has a transfer agent in the United States, in a daily publication in the United States designated by the Corporation, or in such other publication or publications as may be designated by the Corporation and notice so published shall be deemed to have been given on the date on which the first publication of such notice in any such publication has taken place.

5.9 Costs of Enforcement

The Corporation agrees that if the Corporation fails to fulfill any of its obligations pursuant to this Agreement, then the Corporation will reimburse the holder of any Rights for the costs and expenses (including legal fees) incurred by such holder in actions to enforce his rights pursuant to any Rights or this Agreement.

5.10 Successors

All the covenants and provisions of this Agreement by or for the benefit of the Corporation or the Rights Agent shall bind and enure to the benefit of their respective successors and assigns hereunder.

5.11 Benefits of this Agreement

Nothing in this Agreement shall be construed to give to any Person other than the Corporation, the Rights Agent and the holders of the Rights any legal or equitable right, remedy or claim under this Agreement; but this Agreement shall be for the sole and exclusive benefit of the Corporation, the Rights Agent and the holders of the Rights.

5.12 Governing Law

This Agreement and each Right issued hereunder shall be deemed to be a contract made under the laws of the Province of ~~Ontario~~British Columbia and for all purposes shall be governed by and construed in accordance with the laws of such Province applicable to contracts to be made and performed entirely within such Province.

5.13 Language

Les Parties aux présentes ont exigé que la présente convention ainsi que tous les documents et avis qui s'y rattachent et/eu qui en découleront soient rédigés en langue anglaise. The Parties hereto have required that this Agreement and all documents and notices related thereto and/or resulting therefrom be drawn up in the English language.

5.14 Counterparts

This Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

5.15 Severability

If any term or provision hereof or the application thereof to any circumstance is, in any jurisdiction and to any extent, invalid or unenforceable, such term or provision shall be ineffective as to such jurisdiction to the extent of such invalidity or unenforceability without invalidating or rendering unenforceable the remaining terms and provisions hereof or the application of such term or provision to circumstances other than those as to which it is held invalid or unenforceable.

5.16~~5.16~~Effective Date and Shareholder Review

(a) This Agreement is effective and in full force and effect in accordance with its terms from and after the Effective Date, provided that, if this Agreement has not been confirmed ~~by a majority of the votes cast by Independent Shareholders at the Corporation's~~at the Corporation's annual general meeting of shareholders to be held ~~on November 1, 2023~~in 2026 by: (i) a resolution passed by a majority of the votes cast by all shareholders present in person or by proxy at such meeting; and (ii) if required by the rules and regulations of any stock exchange on which the Common Shares are then listed, by the majority of the votes cast by all holders of Common Shares represented in person or by proxy at such meeting, excluding any votes cast by any Grandfathered Person and any insider of a Grandfathered Person, then this Agreement and any and all outstanding Rights shall terminate and shall be void and of no further force and effect from the termination of such ~~time~~meeting. This Agreement and all outstanding Rights shall terminate and be void and of no further force and effect on and from the Expiration Time.

(b) This Agreement must be reconfirmed by a resolution passed by : (i) a majority of the votes cast by all shareholders present in person or by proxy at the meeting who vote in respect of such reconfirmation; and (ii) if required by the rules and regulations of any stock exchange on which the Common Shares are then listed, a majority of the votes cast by all holders of Common Shares who vote in respect of such reconfirmation ~~(other than any holder who does not qualify as an Independent Shareholder, with respect to all Common Shares Beneficially owned by such Person) at the third and sixth annual meetings~~, excluding any votes cast by any Grandfathered Person and any insider of a Grandfathered Person, at every third annual meeting of shareholders of the Corporation following the ~~Corporation's~~ annual general meeting of shareholders ~~on November 1, 2023~~at which this Agreement was confirmed pursuant to Section 5.16(a). If this Agreement is not so reconfirmed or is not presented for reconfirmation at any such annual ~~meetings~~meeting, this Agreement and all outstanding Rights shall terminate and be void and of no further force and effect on and from the date of termination of the annual meeting; provided that termination shall not occur if a Flip-in Event has occurred (other than a Flip-in Event which has been waived pursuant to Subsections 5.1(b), 5.1(c) and 5.1(d)) prior to the date upon which this Agreement would otherwise terminate pursuant to this Section 5.16.

5.17 Regulatory Approvals

Any obligation of the Corporation or action or event contemplated by this Agreement shall be subject to the receipt of any requisite acceptance, approval or consent from any applicable governmental or regulatory authority. Without limiting the generality of the foregoing, any issuance or delivery of debt or equity securities (other than non-convertible debt securities) of the Corporation upon the exercise of Rights and any amendment or supplement to this Agreement shall be subject to the prior acceptance, approval or consent of any stock exchange on which the Common Shares are listed for trading.

5.18 Declaration as to Non-Canadian and Non-U.S. Holders

If in the opinion of the Board of Directors (who may rely upon the advice of counsel), any action or event contemplated by this Agreement would require compliance with the securities laws or comparable legislation of a jurisdiction outside Canada and the United States, its territories and possessions, the Board of Directors acting in good faith may take such actions as it may deem appropriate to ensure that such compliance is not required, including without limitation establishing procedures for the issuance to a Canadian resident Fiduciary of Rights or securities issuable on exercise of Rights, the holding thereof in trust for the Persons entitled thereto (but reserving to the Fiduciary or to the Fiduciary and the Corporation, as the Corporation may determine, absolute discretion with respect thereto) and the sale thereof and remittance of the proceeds of such sale, if any, to the Persons entitled thereto. In no event shall the Corporation or the Rights Agent be required to issue or deliver Rights or securities issuable on exercise of Rights to Persons who are citizens, residents or nationals of any jurisdiction other than Canada and a province or territory thereof and the United States and any state thereof in which such issue or delivery would be unlawful without registration of the relevant Persons or securities for such purposes.

5.19 Determinations and Actions by the Board of Directors

All actions and determinations (including all omissions with respect to the foregoing) which are done or made by the Board of Directors pursuant to this Agreement, in good faith, shall not subject any member of the Board of Directors to any liability whatsoever to the holders of the Rights.

5.20 Rights of the Board of Directors

Without limiting the generality of the foregoing, nothing contained herein shall be construed to suggest or imply that the Board of Directors shall not be entitled to recommend that the holders of Common Shares reject or accept any Take-over Bid or take any other action (including, without limitation, the commencement, prosecution, defence or settlement of any litigation and the submission of additional or alternative Take-over Bids or other proposals to the holders of Common Shares) with respect to any Take- over Bid or otherwise that the Board of Directors believes is necessary or appropriate in the exercise of its fiduciary duties.

5.21 Time of the Essence

Time shall be of the essence in this Agreement.

5.22 Statutory References

Unless the context otherwise requires or except as expressly provided herein, any reference herein to a specific part, section, subsection, clause or rule of any statute or regulation shall refer to the same as it exists on the date hereof.

[The remainder of this page is intentionally left blank; signature page follows.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

VIZSLA SILVER CORP.

By:____________________________________________

By:____________________________________________

~~COMPUTERSHARE INVESTOR  SERVICES INC.~~

ODYSSEY TRUST COMPANY

By:____________________________________________

By:____________________________________________

1

EXHIBIT A
FORM OF RIGHTS CERTIFICATE

Certificate No. ____________________________________________________________________Rights

THE RIGHTS ARE SUBJECT TO REDEMPTION, AT THE OPTION OF THE CORPORATION, ON THE TERMS SET FORTH IN THE RIGHTS AGREEMENT. IN CERTAIN CIRCUMSTANCES (SPECIFIED IN SUBSECTION 3.1(b) OF THE RIGHTS AGREEMENT), RIGHTS BENEFICIALLY OWNED BY AN ACQUIRING PERSON OR TRANSFEREE OF AN ACQUIRING PERSON OR ITS AFFILIATES OR ASSOCIATES (AS SUCH TERMS ARE DEFINED IN THE RIGHTS AGREEMENT) OR ANY PERSON ACTING JOINTLY OR IN CONCERT WITH ANY OF THEM MAY BECOME VOID.

Rights Certificate

This certifies that _______________________________________________________________ is the registered holder of the number of Rights set forth above, each of which entitles the registered holder thereof, subject to the terms, provisions and conditions of the Shareholder Rights Plan Agreement ~~dated~~entered into as of September 8, 2023, as amended and restated as of October 8, 2026, as such may from time to time be amended, restated, varied or replaced, (the "Rights Agreement") between VIZSLA SILVER CORP., a corporation organized under the laws of British Columbia (the "Corporation"), and ~~Computershare Investor Services Inc.~~Odyssey Trust Company, a corporation organized under the laws of Canada, as Rights Agent (the "Rights Agent"), which term shall include any successor Rights Agent under the Rights Agreement, to purchase from the Corporation at any time after the Separation Time (as such term is defined in the Rights Agreement) and prior to the Expiration Time (as such term is defined in the Rights Agreement), one fully paid common share of the Corporation (a "Common Share") at the Exercise Price referred to below, upon presentation and surrender of this Rights Certificate together with the Form of Election to Exercise duly executed to the Rights Agent at its principal office in the City of Vancouver or in such other cities as may be designated by the Corporation from time to time. Until adjustment thereof in certain events as provided in the Rights Agreement, the Exercise Price shall be an amount equal to five times the Market Price (as such term is defined in the Rights Agreement) per Common Share determined as of the Separation Time per Right (payable in cash, certified cheque or money order payable to the order of the Corporation).

In certain circumstances described in the Rights Agreement, the number of Common Shares which each Right entitles the registered holder thereof to purchase shall be adjusted as provided in the Rights Agreement.

This Rights Certificate is subject to all of the terms, provisions and conditions of the Rights Agreement which terms, provisions and conditions are hereby incorporated herein by reference and made a part hereof and to which Rights Agreement reference is hereby made for a full description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Rights Agent, the Corporation and the holders of the Rights Certificates. Copies of the Rights Agreement are on file at the registered office of the Corporation, can be viewed at www.sedarplus.ca and are available upon written request.

This Rights Certificate, with or without other Rights Certificates, upon surrender at any of the offices of the Rights Agent designated for such purpose, may be exchanged for another Rights Certificate or Rights Certificates of like tenor and date evidencing an aggregate number of Rights equal to the aggregate number of Rights evidenced by the Rights Certificate or Rights Certificates surrendered. If this Rights Certificate shall be exercised in part, the registered holder shall be entitled to receive, upon surrender hereof, another Rights Certificate or Rights Certificates for the number of whole Rights not exercised.

Subject to the provisions of the Rights Agreement, the Rights evidenced by this Certificate may be redeemed by the Corporation at a redemption price of $0.000001 per Right, subject to adjustment in certain events, under certain circumstances at its option.

No fractional Common Shares will be issued upon the exercise of any Rights evidenced hereby, but in lieu thereof a cash payment will be made, as provided in the Rights Agreement.

No holder of this Rights Certificate, as such, shall be entitled to vote or receive dividends or be deemed for any purpose the holder of Common Shares or of any other securities which may at any time be issuable upon the exercise hereof, nor shall anything contained in the Rights Agreement or herein be construed to confer upon the holder hereof, as such, any of the Rights of a shareholder of the Corporation or any right to vote for the election of directors or upon any matter submitted to shareholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting shareholders (except as provided in the Rights Agreement), or to receive dividends or subscription rights, or otherwise, until the Rights evidenced by this Rights Certificate shall have been exercised as provided in the Rights Agreement.

This Rights Certificate shall be valid and in effect as long as the Rights Agreement shall remain in force and effect. If a majority of Independent Shareholders do not confirm the continued existence of the Rights Agreement in a manner consistent with the provisions of the Rights Agreement, then the Board of Directors shall be deemed to have elected to redeem this Rights evidenced by this Rights Certificate at the price and in the manner described in the Rights Agreement.

This Rights Certificate shall not be valid or obligatory for any purpose until it shall have been countersigned by the Rights Agent.

WITNESS the facsimile signature of the proper officers of the Corporation and its corporate seal.

Date: ____________________________________________

VIZSLA SILVER CORP.

By:__________________________________

Authorized Signing Officer Countersigned:

~~COMPUTERSHARE INVESTOR SERVICES INC.~~
ODYSSEY TRUST COMPANY

By:__________________________________

Authorized Signature

FORM OF ASSIGNMENT

(To be executed by the registered holder if such holder desires to transfer the Rights Certificates)

FOR VALUE RECEIVED _____________________ hereby sells, assigns and transfers unto

(please print name and address of transferee)

the Rights represented by this Rights Certificate, together with all right, title and interest therein, and does hereby irrevocably constitute and appoint __________________________________________ attorney, to transfer the within Rights Certificate on the books of the within-named Corporation, with full power of substitution.

Date: _____________________________________
Signature

Signature Guarantee:	(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever)

Note: Signature must be guaranteed by an "Eligible Institution", i.e., a Canadian Schedule I chartered bank or an eligible guarantor institution with membership in an approved Medallion signature guarantee program, including certain trust companies in Canada, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority or banks and trust companies in Canada or the United States.

(To be completed by the assignor if true)

The undersigned hereby represents, for the benefit of all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially owned by an Acquiring Person or an Affiliate or Associate thereof or by any Person acting jointly or in concert therewith. Capitalized terms has the meaning set forth in in the Rights Agreement.

Signature

(please print name of Signatory)

FORM OF ELECTION TO EXERCISE

TO: ~~COMPUTERSHARE INVESTOR SERVICES INC.~~ODYSSEY TRUST COMPANY

AND TO:    VIZSLA SILVER CORP.

The undersigned hereby irrevocably elects to exercise ________________________________ whole Rights represented by the attached Rights Certificate to purchase the Common Shares (or other securities or property) issuable upon the exercise of such Rights and requests that certificates for such shares be issued in the name of:

Address

Social Insurance, Social Security or Other Taxpayer Identification Number

If such number of Rights will not be all the Rights evidenced by this Rights Certificate, a new Rights Certificate for the balance of such Rights will be registered in the name of and delivered to:

Address

Social Insurance, Social Security or Other Taxpayer Identification Number

Date: _____________________________________
Signature

Signature Guarantee:	(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever)

Note: Signature must be guaranteed by an "Eligible Institution", i.e., a Canadian Schedule I chartered bank or an eligible guarantor institution with membership in an approved Medallion signature guarantee program, including certain trust companies in Canada, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority or banks and trust companies in Canada or the United States.

(To be completed by the assignor if true)

The undersigned hereby represents, for the benefit of all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially owned by an Acquiring Person or an Affiliate or Associate thereof or by any Person acting jointly or in concert therewith. Capitalized terms has the meaning set forth in in the Rights Agreement.

Signature

(please print name of Signatory)

NOTICE

In the event the Certificate set forth above in the applicable Forms of Assignment or Election is not completed, the Corporation will deem the Beneficial owner of the Rights evidenced by this Rights Certificate to be an Acquiring Person or an Affiliate or Associate thereof and, in the case of an Assignment, will affix a legend to that effect on any Rights Certificates issued in exchange for this Rights Certificate. Capitalized terms has the meaning set forth in in the Rights Agreement.

APPENDIX "B"

NOTICE OF CHANGE OF AUDITOR DATED OCTOBER 3, 2025

AND THE CONFIRMATION LETTERS FROM EACH OF MNP AND DELOITTE

VIZSLA SILVER CORP.

NOTICE OF CHANGE OF AUDITOR

Pursuant to NI 51-102 (Section 4.11)

TO: British Columbia Securities Commission

 Alberta Securities Commission

 Financial and Consumer Affairs Authority of Saskatchewan

 Manitoba Securities Commission

Ontario Securities Commission

Autorite des marches financiers

Financial and Consumer Services Commission (New Brunswick)

Financial and Consumer Services Division Department of Justice and Public Safety (Prince Edward Island)

Office of the Superintendent of Securities, Service Newfoundland and Labrador

Nova Scotia Securities Commission

Office of the Yukon Superintendent of Securities

Office of the Superintendent of Securities Nunavut

Office of the Superintendent of Securities (Northwest Territories)

AND TO: MNP LLP, Chartered Professional Accountants ("MNP LLP")

AND TO: Deloitte LLP ("Deloitte LLP")

RE: Notice of Change of Auditor

 In accordance with section 4.11 [Change of Auditor] of National Instrument 51-102 - Continuous Disclosure Obligations ("NI 51-102"), Vizsla Silver Corp. (the "Company") reports that:

1. at the request of the Company, MNP LLP has resigned as auditors of the Company, effective as of October 3, 2025;

2. subject to all applicable regulatory and shareholder approvals, the audit & risk committee (the "Audit Committee") and the board of directors of the Company (the "Board") appointed Deloitte LLP as the new auditor of the Company effective as of October 3, 2025;

3. at the next annual meeting of the shareholders of the Company, the shareholders of the Company will be asked to approve the appointment of Deloitte LLP as auditors of the Company;

4. the resignation of MNP LLP and the appointment of Deloitte LLP were considered and accepted by the Company's Audit Committee and the Board;

5. the reports of MNP LLP on the audited financial statements of the Company did not express a modified opinion during the relevant period, being the financial years ended April 30, 2025, and 2024;

6. the Company has requested MNP LLP and Deloitte LLP each furnish a letter addressed to the securities regulator or regulatory authority in each province the Company is a reporting issuer stating whether or not they agree with the information contained in this Notice; and

7. there are no "reportable events" as such terms is defined in NI 51-102.

Dated: October 3, 2025

VIZSLA SILVER CORP.

Per: /s/ "Mahesh Liyanage"
Mahesh Liyanage
Chief Financial Officer

2

QUESTIONS MAY BE DIRECTED TO THE PROXY SOLICITATION AGENT

LAUREL HILL ADVISORY GROUP

Canada/US Toll Free: 1-877-452-7184

International: 1-416-304-0211

Text Message: Text "INFO" to 416-304-0211

Email: assistance@laurelhill.com

For up-to-date information, please visit:

https://vizslasilvercorp.com/investors/meetings/